FILE NO. 82-4911

07027638

HALF-YEARLY REPORT
AT JUNE 30, 2007

AEM GROUP

SUPPL

PROCESSED
OCT 3 1 2007
THOMSON
FINANCIAL

Approved by the Board of Directors on September 12, 2007

dw 10/30

CONTENTS

This is a translation of the Italian original "Relazione Semestrale al 30 giugno 2007" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original will be made available to interested readers upon written request to:

AEM S.p.A. - Investor relation
Corso di Porta Vittoria 4
20122 Milano – Italia
tel. 0039 – 027720.3879

The AEM Group at June 30, 2007


AEM SPA
99.99%
Aem Elettricità Spa
99.99%
Aem Gas Spa
100%
Aem Trading Srl
99.99%
Aem Energia Spa
100%
Aem Calore&Servizi Spa
40%
Plurigas Spa
Delmi Spa
Transalpina Di Energia Srl
Edison Spa
(B)
100%
Aem Service Srl
100%
Proaris Srl
49%
e-Utile Spa
49%
Malpensa Energia Srl
35%
Alagaz Spa
32.52%
Società Servizi Valdisotto Spa
30%
Ecodeco Srl
(C)
27%
Zincar Srl
24.99%
AGAM Monza Spa
23.53%
Metroweb Spa
20%
Edipower Spa
(A)
20%
ACSM Spa
5.76%
Atel Aar eTicino SA di Elettricità

(A) The percentage shown here assumes that all of the option rights have been exercised. If the interst held through Edison is taken into account, the total holding in Edipower Spa that has been consolidated comes to 45%.

(B) The figure of 63.33% refers to the ordinary shares held by Transalpina di Energia S.r.l. as of June 30, 2007.
The percentage of the share capital held is 63.47%. This percentage considers the Edison warrants held by Transalpina di Energia S.r.l. as already exercised.
Note that Edison holds 50% of the interest in Edipower S.p.A., on the assumption that all of the option rights have been exercised.

(C) In addition to the percentage shown here, AEM S.p.A. also holds an option to buy the other 70%.

Key figures of the AEM Group

Income statement (millions of euro)

	01.01.2007 06.30.2007	01.01.2006 06.30.2006 *Restated*
Revenues	3,421	3,499
Operating costs	-2,531	-2,643
Labour costs	-137	-135
Gross profit from operations	**753**	**721**
Depreciation and amortisation, provisions and writedowns	-300	-305
Profit from operations	**453**	**416**
Financial costs	-101	-115
Share of results of companies carried at equity	-	1
Gains (losses) on disposal of property, plant and equipment	3	-2
Other non-operating profits	13	26
Other non-operating costs	-9	-26
Income before taxes	**359**	**300**
Income tax expense	-151	6
Net result from non-current assets sold or held for sale	-1	1
Minority interests	-91	-118
Group net profit for the period	**116**	**189**
Gross profit from operations/Net revenues	**22.0%**	**20.6%**

Financial position (millions of euro)

	06.30.2007	06.30.2006 *Restated*
Operating cash flow	976	408
Net capital expenditure on tangible, intangible and long-term financial assets	-529	-319
Free cash flow	447	89

Balance sheet (millions of euro)

	06.30.2007	12.31.2006 *Restated*
Capital employed, net	8,534	8,887
Equity pertaining to the Group and minority interests	4,278	3,972
Consolidated net financial position	-4,256	-4,915
Consolidated net financial position/Equity pertaining to the Group and minority interests	0.99	1.24
Consolidated net financial position/Shareholders' equity AEM S.p.A.	1.88	2.18
Consolidated net financial position/Market cap	0.87	1.08

Key figures of AEM S.p.A.

	06.30.2007	12.31.2006
Share capital (euro)	936,024,648	936,024,648
Number of ordinary shares (par value 0.52 euro)	1,800,047,400	1,800,047,400
Number of treasury shares (par value 0.52 euro)	24,059,850	16,159,850

Key rates and prices

	06.30.2007	06.30.2006
Average 6-month Euribor	4.273%	2.904%
Average price of Brent crude (usd/bbl)	63.260	65.690
Average exchange rate €/$ (*)	1.33	1.23
Average price of Brent crude (Euro/bbl)	47.59	53.44

(*) Source: Italian Foreign Exchange Office

AEM on the Stock Exchange

Market capitalisation at 06/30/2007: € 4,901 m

Average market capitalisation in 2006: € 3,506 m

Average volumes in 1st half 2007: 10,044,030

Average volumes in 2006: 7,505,429

Market data (euro per share)

Placement price (7/98)	0.8625
Average price in 2006	1.9452
Average price in 1st half 2007	2.6962
High in 1st half 2007	2.999
Low in 1st half 2007	2.441
No. of shares (mn)	1,800


3,3
3
2,7
2,4
2,1
1,8
1,5
€/share
80000000
70000000
60000000
50000000
40000000
30000000
20000000
10000000
0
Volumes
lug-06
ago-06
ott-06
dic-06
feb-07
apr-07
giu-07
Volume
Price

AEM and S&P/MIB
(index numbers 1/7/06 =100)


170
160
150
140
130
120
110
100
90
AEM
S&P/MIB
lug-06
ago-06
set-06
ott-06
nov-06
dic-06
gen-07
feb-07
mar-07
apr-07
mag-07
giu-07

In June, AEM distributed a dividend of €0.070 per share: in the last 5 years AEM's dividend has grown by an average of 10.8% per year.

Aem forms part of the following indices:

- S&P/MIB
- DJ STOXX
- DJ EUROSTOXX
- FTSE

Ethical indexes

- FTSE4GOOD
- Ethibel Sustainability
- Axia Ethical
- ECPI Ethical Index EMU

Source: Bloomberg

Corporate bodies

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman
Alberto Sciumè

Directors
Dario Cassinelli
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina
Gianni Castelli (appointed by the Board of Directors on February 28, 2007 and confirmed by the Shareholders' Meeting of April 26, 2007)

Board of Statutory Auditors

Chairman
Alfredo Fossati

Acting Statutory Auditors
Salvatore Rino Messina
Luigi Carlo Spadacini

Substitute Statutory Auditors
Renato Ravasio
Giovanni Nicola Rocca

Independent Auditors
PricewaterhouseCoopers S.p.A. (appointed by the Shareholders' Meeting of April 26, 2007).

See page 200 for the powers granted to Directors.

Significant events during the period

New loan for Edipower S.p.A.
On January 29, 2007 Edipower S.p.A. stipulated with a pool of Italian and international banks a new credit facility for euro 2,000,000,000 to refinance the existing one, originally of euro 2,300,000,000, stipulated in 2003 and renegotiated in 2005.

The new loan was granted and the previous one repaid on February 2, 2007.

The new loan lasts for 5 years and consists of a medium-term tranche of euro 1,800,000,000 for full use and one of euro 200,000,000 on a revolving basis, to be used to finance working capital. It is backed by a pledge from the shareholders of Edipower S.p.A. on its shares.

Personal guarantees, on the other hand, were given by the industrial partners to ensure that Edipower S.p.A. had the financial resources needed to complete the repowering plan. The financing banks used to have a series of liens and guarantees on the company's assets, but these have now been eliminated.
The economic conditions of the new line of credit, which is due to expire on December 31, 2011, instead of the previous expiry date of September 13, 2008, also ensure significant savings in financial charges for the Company.

Edison and Depa: an important step forwards in the IGI project for the construction of the Italy-Greece gas pipeline
On January 31, 2007 Pierluigi Bersani, the Italian Minister for Economic Development, and Dimitris Sioufas, the Greek Development Minister, signed a Protocol of Understanding, in which the two countries' governments gave Edison and Depa the chance to use transport capacity of 8 billion cubic metres of gas per year provided by the IGI gas pipeline between Italy and Greece for 25 years. This project is being given maximum priority at EU level and has been declared a "Project of European Interest" by Brussels.
The IGI gas pipeline will make it possible for Italy and other EU countries to import 8 billion cubic meters of natural gas per year from the Caspian Sea and the Middle East, where more than 20% of the world's gas reserves are to be found (30,000 billion cubic meters of gas). The IGI pipeline will represent a new supply route for the Italian and European energy system, which should increase its security and encourage more competition on the EU gas market.

Edison: capital increased by 519 million euro
In January 2007, 519,564,810 "Edison S.p.A. ordinary share warrants 2007" were exercised at the subscription price of 1 euro per share. As a result of this exercise, Edison received 519,564,810 euro. There are 498,958,615. "Edison S.p.A. ordinary share warrants 2007" still outstanding on June 30, 2007.

Edison: wins 5 new hydrocarbon exploration licences in Norway
On February 12, 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded 5 new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Sea of Norway. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators. The contracts provide for an initial exploration period of between five and six years, split into three or four operating phases. The joint venture can renounce the permit at the end of each phase if no commercial findings have been made.

Edison: sale of the investment in Serene to BG Italia completed

On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.

The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP6/92 regulations concerning Kyoto emission rights.

AEM S.p.A.: sale of investment in Mestni Plinovodi d.o.o. completed

On February 23, 2007, the transfer of AEM's 41.109% stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.

This completes the operation laid down in the framework agreement of July 25, 2006 between the Municipality of Como, ACSM and AEM and approved by the shareholders of ACSM at the meeting held on August 5, 2006.

Edison and Petrobras form an alliance to explore for hydrocarbons in Senegal

On February 27, 2007, Edison, through its subsidiary Edison International, and Petrobras, Brazil's national hydrocarbons company, signed an agreement under which Petrobras will work alongside Edison in the exploration of the Rufisque Offshore Profond block off the Senegal shore, taking a 40% stake in the project. As a result of this deal, Edison, as the block operator, has reduced its interest to 55%, while Petrosen, Senegal's national hydrocarbons company, continues to hold 5%.

Under the agreement, Petrobras is to help pay the exploration costs incurred up to the end of 2006, as well as 70% of the cost of acquiring and processing new seismic data for the permit.

Edison: Gas liquefaction plant for the Rovigo terminal inaugurated in Qatar

March 20, 2007 saw the inauguration in Qatar of the liquefaction plant for the natural gas that is to be regassified for Edison at the "Adriatic LNG" terminal, which will be installed in the Adriatic Sea off the shore of Porto Levante (RO) with a total capacity of 8 billion cubic metres per year.

In particular, this was the inauguration of the so-called Train 5 operated by Ras Laffan Liquefied Natural Gas Company II (RasGas II) - the joint venture between Qatar Petroleum and Exxon Mobil, Edison's partner in the construction of the regassification plant - which will supply Edison with LNG. Train 5, which is one of the most technologically advanced in the world, has a capacity of 4.7 million tonnes of LNG per year, equal to around 6.4 billion cubic metres of gas per year.

Under the agreements that have been signed, Qatar will supply Edison 6.4 billion cubic metres of gas per year for 25 years, which will make a major contribution towards the diversification and security of Italy's gas supplies.

AEM S.p.A. buys 7.497% of A.G.A.M. S.p.A. from IRIDE Acqua Gas S.p.A. raising its stake in A.G.A.M. to 24.99%.

On April 2, 2007, AEM S.p.A. and IRIDE Acqua Gas S.p.A. signed a contract for the sale of IRIDE's entire 7.497% investment in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("AGAM") to AEM S.p.A. for euro 7,380,000.

As a result of this acquisition, AEM S.p.A. now holds 24.99% of AGAM, which is currently the entire amount that can be held by a private entity, acting as strategic partner of the Municipality of Monza in the share capital of AGAM, as laid down in municipal resolution no. 55 of February 17, 2000.

For IRIDE Acqua Gas, the deal forms part of a general reorganisation of the IRIDE Group's equity investments following the recent merger between AMGA S.p.A. and AEM Torino S.p.A.

AGAM manages local services in the Municipality of Monza, which include natural gas distribution, collection and distribution of drinking water and the sewage system; the company also produces heat for district heating and electricity in a cogeneration plant.

Under the shareholder agreements currently in force with the Municipality of Monza and up to their expiry date in 2009, unless they are renewed, AEM will continue to have the right, as the only strategic partner, to appoint the Managing Director as well as a certain number of members of AGAM's Board of Directors and Board of Statutory Auditors.
On March 30, 2007, the acquisition was communicated to the Anti-trust Authority for its approval as required by law.
The Authority have its go-ahead on April 18, 2007.

AEM's Board of Directors approves a share buy-back plan for up to 5% of the share capital.
On May 4, 2007 the Board of Directors of AEM S.p.A. resolved to implement the plan to purchase treasury shares authorised by the shareholders' meeting on October 27, 2006.
The details of the buy-back plan are as follows:

- the objective is to enable the Company to take advantage of efficient ways of investing its liquidity, including hedging and trading;
- purchases will be carried out within the limits of distributable earnings and the free reserves shown in the latest approved set of financial statements;
- the maximum number of shares involved in the buy-back plan cannot exceed 5% of the share capital (i.e. 90,002,370 shares); therefore, taking into account the 16,159,850 shares already owned by the Company as of today (around 0.89% of the share capital), the number of shares to be purchased cannot exceed 73,842,520;
- purchases will be made on the Stock Exchange where the shares are listed, in one or more tranches over 18 months from the date of the shareholders' meeting resolution in accordance with art. 132 of Decree 58 of February 24, 1998 and art. 144-bis of the Issuers' Regulations adopted by CONSOB with resolution 11971, at a price not more than 5% above and not more than 5% below the reference price posted by the shares at the stock market session immediately preceding each purchase.

Edison: construction of a 400 MW combined-cycle thermoelectric plant at Thisvi, in Greece.
On May 9, 2007, Edison's Board of Directors approved an investment of around 250 million euro construction of a 400 MW combined-cycle thermoelectric plant at Thisvi, in the centre of Greece. This project, which has already obtained an installation licence from the Greek authorities, will be carried out in partnership (65% Edison) with Hellenic Energy & Development and Viohalco, both local energy development companies.

The Board of Directors of AEM approves the option to purchase 70% of Ecodeco S.r.l.
On May 15, 2007, the Board of Directors of AEM S.p.A. gave it approval to exercise the option to buy 70% of Ecodeco S.r.l., of which AEM already holds 30%. This forms part of its strategy to consolidate the Company's presence in environmental services and the production of energy from alternative sources. This allows the Multiutility Group to reinforce its waste business, by buying a leading player in this sector which operates both in Italy and abroad, while being fully integrated the length of the production chain (treatment and disposal of waste with energy recovery).
The deal is expected to be closed in July with payment in cash. The strike price for 70% of Ecodeco will, as laid down in the contract, be based on a valuation of the group using a multiple of 6.8 times the 2006 consolidated gross operating profit (calculated according to Italian GAAP and subject to certain adjustments), net of the 2006 consolidated net financial position. The price can also be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with 2006.

AEM's Board of Directors approves the structure and principal terms and conditions for a merger between AEM S.p.A. and ASM S.p.A.
On June 4, 2007 the Boards of Directors of AEM S.p.A. ("AEM") and ASM S.p.A ("ASM") approved the structure and the principal terms and conditions of a business combination between the two companies by means of a merger. Details of this project are as follows:

- Absorption of ASM by AEM.
- Registered office in Brescia.
- Share exchange ratio of 1.60 (each shareholder of ASM will receive 8 AEM shares for every 5 ASM shares).
- An extraordinary dividend of 0.11 euro per share to the shareholders of ASM to be paid prior to the date that the merger takes effect for a total of 85 million euro.
- Valuation of the company's economic capital of 1.63934x net of the ordinary dividends already authorised.
- The deal is subject to confirmation by CONSOB that it would not lead to an obligatory Public Purchase Offer.

The integration of AEM and ASM will give rise to a leading multiutility group with a predominant energy component and considerable potential for vertical integration along the electricity and gas value chain.

The post-merger company will adopt the dualistic governance model, with a Supervisory Board and a Management Board that will remain in office for three years at a time. The Supervisory Board will be made up of 15 Directors, of whom 6 appointed directly by the Municipality of Brescia, 6 by the Municipality of Milan, pursuant to art. 2449 of the Civil Code, and the remaining 3 Directors elected by minority lists. The Management Board will consist of 8 Directors appointed by the Supervisory Board on the basis of lists presented by the Supervisory Directors.
On the proposal of the Supervisory Board, the Management Board will appoint two General Managers, who can also be chosen from among the Management Directors, with complementary skills and functions. One of these General Managers will be responsible for the Market Division and of the central offices responsible for providing corporate services and performing centralised activities for the management of the post-merger company and the other Group companies; The other General Manager will be responsible for the Technical and Operations Divisions of the post-merger company and the other Group companies, such as production, engineering, technical and operating development and innovation, distribution of electricity and gas, distribution of heat, the integrated water cycle and environmental services.
The post-merger company's governance will be based on the principle of alternation and alternativity of the top positions also for the mandates of the Supervisory Board and of the Management Board after the first one.

The post-merger company will also have a Strategy Committee to handle special projects, made up of the Chairmen and Deputy Chairmen of the Supervisory and Management Boards, as well as the two General Managers, and it will be chaired by the Chairman of the Supervisory Board.
In order to ensure unity and consistency in the management of the post-merger company, the municipalities of Brescia and Milan, which together own 55% of the voting share capital, will stipulate a shareholder agreement that will govern, among other things, the principles and methods for nominating and appointing office bearers and how voting will take place at General Meetings, guaranteeing stability of control by the two Municipalities.
Moreover, the articles of association of the post-merger company will continue to include a 5% maximum limit on the voting rights of shareholders other than the Municipalities of Brescia and Milan with the two Municipalities holding a right of veto against resolutions involving the liquidation, sale, merger or spin-off of the company, transfer of its head office abroad, change in the company purpose and approval of amendments to the articles of association that suppress or alter this right of veto.
The merger plan is conditioned, among other things, by the approval of the pertinent authorities and resolutions by the various corporate bodies approving the merger and the amendments to the articles of association of the merging company. The shareholders of the two companies will be called to general meetings once the operation has been approved by the City Councils of Milan and Brescia.
The board meetings that will decide on the merger plan are expected to take place by June 30, 2007.
The merger is expected to be completed by the end of 2007.

On the same date, the Mayors of Brescia and Milan, being aware of the overall plan for AEM and ASM to merge, met to sign a document containing the guidelines for the Municipalities relating to the merger between AEM and ASM, which will be submitted for approval by the respective City Councils.
In line with what was declared ever since the early stages of the negotiations, the fundamental principles underlying the ownership structure and governance of the post-merger company are based on:

- Equal shareholdings on the part of the two Municipalities: based on the share exchange ratio mentioned in the framework agreement between the two companies, the Municipalities will each have an initial interest of 27.5%.
- Overall shareholding by the two Municipalities of at least 50% plus two voting shares: in order to reinforce their joint public control of the post-merger Company, the Municipalities will purchase a further 5.33 million shares in total.
- Corporate Governance based on the two Municipalities having identical roles and identical powers, also in the event that the Municipality of Milan's interest gets diluted as a result of the conversion of the convertible bond loan into AEM shares issued by the Municipality of Milan, without prejudice to the fact that the overall shareholding has to be at least 50% plus two voting shares.

The merger between AEM and ASM is subject to execution of the merger between AEM and AMSA, as envisaged in the protocol of understanding signed by the Companies on June 4, 2007 and agreed to in principle by the Municipality of Milan, assuming that it will be approved by the City Council.

AEM's Board of Directors approves the structure and principal terms and conditions of a merger between AEM S.p.A. and AMSA S.p.A.

On June 4, 2007, the Board of Directors of AEM S.p.A. approved the Guidelines for the merger with AMSA as part of its strategy to consolidate its position in environmental services and the production of energy from alternative sources. This deal forms part of AEM's strategy of strengthening its presence in all stages of the business chain of environmental services (collection, treatment and disposal of waste with energy recovery), becoming the second largest operator in this sector in the whole of Italy, also as a result of exercising the option to buy the other 70% of Ecodeco S.r.l. approved by the AEM's Board of Directors on May 15, 2007.

The absorption of AMSA makes it possible to combine AEM and AMSA's activities in the waste sector, creating a leading operator in environmental services that is integrated along the entire production chain (differentiated collection, special types of waste, waste-to-energy) and positioned in a geographical area that has a high level of demand for waste disposal/incineration and significant levels of growth foreseen for the coming years.

The deal consists of AMSA being absorbed by AEM once AMSA has gone through a reorganisation involving:

- AMSA setting up a new company called "AMSA S.r.l.", to which will be transferred the business division that includes waste collection, street cleaning and waste disposal (including the incineration plant), as well as the investments held in AMSA 2 S.r.l. and AMSA 3 S.r.l.;
- the spin-off by AMSA to a new company called "AMSA Patrimonio S.p.A.", owned 100% by the Municipality of Milan, of the non-duplicable assets used in running the waste collection and street sweeping services;
- a name change from AMSA S.p.A. to AMSA Holding S.p.A., prior to the latter being merged with AEM.

The operation, which will have to be submitted for approval by the shareholders of AEM and AMSA, will be completed without any need to launch an obligatory Public Purchase Offer in accordance with art. 49.1.f) of the Issuers' Regulations, in light of the fact that there are effective and motivated industrial needs that the operation will be able to satisfy.

The share exchange ratio has been indicatively set at 10.07 new AEM shares for every AMSA share. The definitive share exchange ratio can be approved by a later meeting of the Board of Directors, expected to take place by June 30, 2007, which will be able to express the detailed characteristics of the operation by examining the merger plan.

AMSA has been valued as follows: equity of Euro 270 million and an enterprise value equal to a multiple of 2006 EBITDA of 6.8x.

The underlying assumption for this operation is the definition of a three-year contract for the services rendered to the Municipality of Milan in line with what was established in the protocol of understanding signed by AEM and AMSA. As a result of the merger of AMSA with AEM, the Municipality of Milan's interest in AEM would increase from 42.6% to 45.6%.

Two conditions have to be satisfied before the deal can go through:

1) the pertinent municipal bodies have to adopt the necessary administrative measures for the operation to go through in line with current methods, timing and procedures;

2) The Anti-Trust Authority has to give its go-ahead.

AEM's Board of Directors appoints Renato Ravanelli General Manager

On June 25, 2007, the Board of Directors of AEM S.p.A. approved the appointment of Renato Ravanelli as General Manager. He will be responsible for implementation of the merger with ASM S.p.A.

AEM's Board of Directors approves the merger of AMSA with AEM and the subsequent merger of ASM with AEM.

In line with what was announced to the market on June 4, 2007, on June 25, 2007 the Boards of Directors of AEM, ASM and AMSA approved their part of the merger of AMSA with AEM and the subsequent merger of ASM with AEM. They also delegated their Chairmen to call the respective extraordinary shareholders' meetings to approve the merger plans after approval by the Milan City Council of the resolutions concerning it regarding the merger of AMSA with AEM and approval by the Brescia and Milan City Councils of the resolutions concerning them regarding the merger of ASM with AEM (also in consideration of the special powers attributed to the Municipality of Milan by AEM's current articles of association).

The reference balance sheets required by art. 2501-quater of the Italian Civil Code are represented by the statutory financial statements of AEM and ASM at December 31, 2006, as approved by their shareholders' meetings on April 26 and 20, 2007 respectively.

A request was filed today for a joint expert to be appointed to prepare a report on the fairness of the share exchange ratio pursuant to art. 2501-sexies of the Italian Civil Code.

The ASM/AEM merger plan will be made available at the head offices of the two companies by the legal deadline. It will include the articles of association of the post-merger company, the reports of the Boards of Directors and the report of the experts appointed to express an opinion on the fairness of the share exchange ratio, as well as the financial statements of the last three years (accompanied by the directors' and auditors' reports). The Merger Prospectus required by the Issuers' Regulations will also be deposited and distributed at least ten days prior to the extraordinary shareholders' meetings called to approve the fairness of the share exchange ratio.

The merger is expected to be completed by the end of 2007.

Edison's shareholders' meeting approves the amendments to the articles of association

On June 26, 2007 the extraordinary shareholders' meeting of Edison S.p.A. approved the amendments to the articles of association regarding the law on savings protection, already examined by the Board of Directors on May 25, 2007. Of the main changes, the most important concerns the introduction of a list voting system for the appointment of the Board of Directors so as to permit the election of a director by the minority shareholders, in this case increasing the number of board members to 13.

AEM's shareholders' meeting approves the amendments to the articles of association

On June 28, 2007 the extraordinary shareholders' meeting of AEM S.p.A. approved the amendments to the articles of association regarding the law on savings protection, already examined by the Board of Directors on May 15, 2007.

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Results

Millions of euro	01.01.2007 06.30.2007	% of revenues	01.01.2006 06.30.2006 Restated	% of revenues	Change
Revenues	**3,421**	***100.0%***	**3,499**	***100.0%***	**(78)**
of which:					
- Revenues	*3,372*	*98.6%*	*3,428*	*98.0%*	*(56)*
- Other operating income	*49*	*1.4%*	*71*	*2.0%*	*(22)*
Operating costs	(2,531)	*-74.0%*	(2,643)	*-75.5%*	112
Labour costs	(137)	*-4.0%*	(135)	*-3.9%*	(2)
Gross profit from operations	**753**	***22.0%***	**721**	***20.6%***	**32**
Depreciation and amortisation	(277)	*-8.1%*	(256)	*-7.3%*	(21)
Provisions and writedowns	(23)	*-0.7%*	(49)	*-1.4%*	26
Net profit from operations	**453**	***13.2%***	**416**	***11.9%***	**37**
Net charges from financial management	(101)	*-3.0%*	(115)	*-3.3%*	14
Share of results of companies carried at equity	0	*0.0%*	1	*0.0%*	(1)
Gains on disposals	3	*0.1%*	(2)	*-0.1%*	5
Other non-operating profits	13	*0.4%*	26	*0.7%*	(13)
Other non-operating costs	(9)	*-0.3%*	(26)	*-0.7%*	17
Income before taxes	**359**	***10.5%***	**300**	***8.6%***	**59**
Taxes for the period	(151)	*-4.4%*	6	*0.2%*	(157)
Net profit of operating activities	**208**	***6.1%***	**306**	***8.7%***	**(98)**
Net result from non-current assets sold or held for sale	(1)	-	1	*0.0%*	(2)
Net profit pertaining to minority interests	(91)	*-2.7%*	(118)	*-3.4%*	27
Net result for the period pertaining to the Group	**116**	***3.4%***	**189**	***5.4%***	**(73)**

In line with the previous period, the consolidated income statement includes proportional consolidation (50%) of the TdE/Edison Group, through Delmi. 70% of the result of the Ecodeco Group at June 30, 2007 was attributed to minority interests. Bear in mind that in the consolidated income statement of the AEM Group at June 30, 2006, the Ecodeco Group's results were fully consolidated only from April 1,

2006, whereas in the previous period (from January 1, 2006 to March 31, 2006) it was carried at equity as AEM S.p.A. only held 30%.

Also consolidated at equity is the 20% investment in ACSM S.p.A. (from January 1, 2007) and the 24.99% investment in AGAM S.p.A. (from April 1, 2007), previously valued at cost prior to the acquisition of a further 7.497% interest in the second quarter of 2007.

In order to ensure comparability of the figures following the change in accounting policy as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the results at June 30, 2006 (and therefore also at December 31, 2006) have been restated and show the changes caused by the passing of time to the present value of the debt relating to the countervalue of these options as financial charges. this will guarantee comparability with the income statement figures at June 30, 2007.

Please read the section "Consolidation policies and procedures" for more details.

In the first half of 2007, consolidated revenues of the AEM Group came to 3,421 million euro, of which 2,127 million is attributable to the Delmi Group (TDE/Edison) and 76 million to the Ecodeco Group. The reduction in revenues compared with the first half of 2006 is mainly due to the lower volumes of gas sold and distributed because of the exceptionally mild weather during the first months of the year.

Electricity output has gone up by 2.9%, going from 17,241 GWh in 2006 to 17,734 GWh in 2007. It has benefited principally from the entry into service of the Torviscosa plant, which contributed to the increase in thermoelectric output.

Because of the mild climate, 21% less gas was distributed compared with the first half 2006, for a total of 653 million cubic metres. Group sales of gas to end-customers amounted to 1,671 million cubic metres, a decrease on the same period of 2006 (-24.0%), while volumes of heat sold came to 235 thermal GWh (280 thermal GWh in the first half of 2006). Electricity distributed came to 3,740 GWh, which is substantially in line with the first half of the previous year.

Gross profit from operations comes to 753 million euro in the first half of 2007, 32 million euro more than the 721 million euro booked in the first half of 2006.

In particular, for the *Gas and Heat* sector, there has been an improvement in the gross profit from operations principally due to the fact that both the Delmi Group and the "Old scope" of the AEM Group released the provision made last year to cover the impact of AEEG's resolution 298/05, which updated gas prices in accordance with resolution 248/04. This more than offset the negative effect of selling lower quantities of gas because of the mild weather and the lack of the margin earned in first-half 2006 caused by the one-off effect of Edison renegotiating certain gas contracts.

For the *Electricity sector*, on the other hand, there was a reduction in gross profit from operations as there was no repeat of the revenues earned in the first half of 2006 because of the so-called "gas emergency".
There was also less margin on the programmed markets of the Power Exchange because of the decline in energy prices following the contraction in national demand which characterised the first part of the year and higher competition on the IPEX platform. This decline was partly offset by the positive impact of AEM selling higher quantities of electricity and Edison providing effective management of sources and applications on unregulated markets, which more than compensated for the decline in profitability in the CIP6/92 segment.

For the *Networks and Regulated Markets* sector, the reduction in the volumes of gas distributed due to the reasons explained above, led to a fall in profit margins compared with first half 2006.

As a result of these changes and after depreciation and amortisation, provisions and writedowns of 300 million euro, the profit from operations amounts to 453 million euro (416 million euro in the first half of 2006).

Net financial costs amount to 101 million euro (at June 30, 2006 they came to 115 million euro). The decrease in financial costs mainly derives from the increase in income for the fair value measurement of financial derivatives for 21 million euro, from higher financial income for 3 million euro, partly offset by higher financial charges for 6 million euro, inclusive of interest on taxes for the years 1996-1997-1998-1999 for 2 million euro, from the negative change in financial assets held for trading attributable to the writedown of equity investments of the Delmi Group (TDE/Edison) for 2 million euro, as well as from the negative change in financial assets held for sale of the Delmi Group (TDE/Edison) for 2 million euro.

The amount of "other non-operating income/charges" and of "gains on disposals" is positive for 7 million euro (negative for 2 million in the first half of 2006) net of charges, for 3 million euro, thanks to tax rebates for the years from 1996 to 1999.

Taxes for the period amount to 151 million euro, whereas they made a positive contribution of 6 million euro to the net profit for the first half of 2006.

One of the main reasons for this significant increase in the tax burden is the fact that the income statement for the first half of 2006 included the positive impact of the Delmi Group due to the release of the deferred tax provision following the realignment of the tax values of the non-current assets of Edison S.p.A. with their statutory values by paying a flat-rate substitute tax. Moreover, the current period was also affected by the non-deductibility of certain charges and, for 3 million euro, the reversal of "Goodwill" as established by IFRS 3 para. 65, following the realisation of tax benefits relating to the Delmi Group which could not be recognised at the time of the acquisition.

Consolidated net profit of current operations, net of current taxes, therefore comes to 208 million euro (306 million euro In the first half of 2006).

The net result of non-current assets sold or held for sale is negative for 1 million euro in the first half of 2007 (positive for 1 million euro in the first half of 2006), and relates to certain businesses of the Ecodeco Group that are held for sale.

The consolidated net profit for the period pertaining to the Group, after deducting the profit pertaining to minority interests in the Delmi Group (TDE/Edison) and the Ecodeco Group (91 million euro) amounts to 116 million euro (189 million euro in the corresponding period of 2006).

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Assets and liabilities and financial position

As a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at

December 31, 2006 (and therefore also at June 30, 2006) include the discounted value of these options as a liability to third parties. this will guarantee comparability with the balance sheet figures at June 30, 2007.

As a result of the restatement, the capital and financial position at June 30, 2007 is directly comparable with the situation at the end of 2006 and at June 30, 2006.

At June 30, 2007, consolidated net capital employed amounted to 8,534 million euro, funded by shareholders' equity, 4,278 million euro (of which 2,286 million pertaining to minority interests) and net financial indebtedness, 4,256 million euro (4,915 million euro at December 31, 2006).

The amount of net capital employed has decreased by 353 million euro compared with December 31, 2006 mainly because of a reduction in short-term receivables and an increase in other payables, partly offset by the reduction in trade payables and the increase in intangible assets.

The consolidated net financial position, amounting to 4,256 million euro at June 30, 2007, has improved by 659 million euro, compared with the end of the previous period. Contributions to this improvement came from the cash flow generated by current operations for 976 million euro, the cash flow generated by changes in shareholders' equity for 211 million euro, partly offset by investments which absorbed resources for 529 million euro.

The cash flow generated by current operations amounts to 976 million euro, more than double compared with June 30, 2006 mainly due to the improvement in working capital.

Investing activities, net of the sale of Serene S.p.A. by the Delmi Group (which had a positive effect of 58 million euro) absorbed 529 million euro (319 million euro at June 30, 2006). These investments mainly relate to net capital expenditure on property, plant and equipment and intangible assets.

Free cash flow amounts to 447 million euro (89 million euro at June 30, 2006).

The changes in shareholders' equity generated resources for 211 million euro (94 million euro at June 30, 2006), thanks mainly to the following factors: 260 million euro from the conversion of the warrants and 105 million euro from having considered the Edison warrants held by Transalpina di Energia S.r.l. already exercised; 91 million euro for the share of result attributable to minority interests, partly offset by the payment of dividends for 125 million euro by the parent company AEM S.p.A. and by the reduction in equity of minority interests after communicating the decision to exercise the option to purchase 70% of Ecodeco S.r.l. for 93 million euro.

As a result of these movements, net financial position improved by 0.7 billion euro compared with December 31, 2006 and by 1.3 billion euro compared with June 30, 2006 .

(in millions of euro)	06.30.2007	31.12.2006 *restated*	Changes	% 07/06
CAPITAL EMPLOYED				
Net fixed capital employed	9,029	8,826	203	2.3
- Property, plant and equipment	6,948	7,026	(78)	(1.1)
- Investment property	18	20	(2)	(10.0)
- Intangible assets	2,757	2,532	225	8.9
- Investments and other non-current financial assets	916	845	71	8.4
- Deferred tax liabilities	(798)	(769)	(29)	3.8
- Provisions for risks	(607)	(618)	11	(1.8)
- Employee benefits	(205)	(210)	5	(2.4)
Working capital	**(495)**	**(9)**	**(486)**	**n.s.**
- Inventories	224	257	(33)	(12.8)
- Short-term receivables	1,535	1,903	(368)	(19.3)
- Other current assets	21	13	8	61.5
- Current derivatives receivable/payable	(1)	(4)	3	(75.0)
- Trade payables	(1,056)	(1,318)	262	(19.9)
- Other payables	(1,199)	(849)	(350)	41.2
- Other current liabilities	(19)	(11)	(8)	72.7
Assets/liabilities held for sale		**70**	**(70)**	**n.s.**
TOTAL CAPITAL EMPLOYED	**8,534**	**8,887**	**(353)**	**(4.0)**
SOURCES OF FUNDING				
Shareholders' equity	**4,278**	**3,972**	**306**	**7.7**
Total financial position beyond one year	3,535	3,078	457	14.8
Total financial position within one year	721	1,837	(1,116)	(60.8)
Total net financial position	**4,256**	**4,915**	**(659)**	**(13.4)**
TOTAL SOURCES	**8,534**	**8,887**	**(353)**	**(4.0)**

(in millions of euro)	06.30.2007	06.30.2006 *Restated*
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(4,915)**	**(5,716)**
Net profit for the period	116	189
Depreciation and amortisation	277	256
Changes in assets and liabilities	583	(37)
Cash flow generated by current operations	**976**	**408**
Net capital expenditure on tangible, intangible and long-term financial assets	**(529)**	**(319)**
Change in minority interests	287	160
Change in equity	(76)	(66)
Cash flow generated (used) by changes in shareholders' equity	**211**	**94**
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(4,256)**	**(5,533)**

Please refer to the consolidated statement of cash flows for details of the above figures.

(in millions of euro)	**06/30/2007**	**12/31/2006 Restated**
Details of net financial position		
Bonds - non-current portion	1,116	1,141
Bank loans - non-current portion	2,190	1,665
Due to other providers of finance - non-current portion	222	256
Finance leases - non-current portion	45	53
Financial liabilities - non-current portion	3	3
Financial assets - non-current portion	(41)	(40)
Bonds - current portion	763	741
Bank loans - current portion	519	1,221
Due to other providers of finance - current portion	83	116
Finance leases - current portion	17	16
Financial liabilities - parent entity	12	25
Financial liabilities - current portion	10	14
Financial payables to companies held for sale		32
Current financial assets	(86)	(66)
Cash and cash equivalents	(597)	(253)
Cash and cash equivalents included in assets held for sale		(9)
Total net financial position	***4,256***	***4,915***

Significant events after June 30, 2007

Edison: Joint venture with Hellenic Petroleum in Greece
On July 11, 2007 the Board of Directors of Edison S.p.A. approved the signing of a Memorandum of Agreement between Edison and Hellenic Petroleum, the main hydrocarbon operator in Greece, for the creation of a 50/50 joint venture in the electricity sector in Greece. Hellenic Petroleum will transfer to the new joint venture its subsidiary T-Power, which operates a natural gas-fired 390 MW combined-cycle power plant in Thessaloniki, whereas Edison will transfer its interest (65%) in the project for a 420 MW combined-cycle power plant which it is developing at Thisvi, in central Greece, and the project currently being studied for the construction of a 600 MW coal-fired power station in the industrial port of Astakos, in the Greek region of Etoloakarnania. The aim of the joint venture is to achieve a production capacity of more than 1,400 MW (of which 390 MW is already in operation).

AEM: exercise the put and call options for Edipower
On July 16, 2007 AEM S.p.A. exercised its call on the shares of Edipower S.p.A. versus the financing partners Interbanca S.p.A. and Albojo Limited (100% Royal Bank of Scotland) for the purchase of 28,826,000 shares equal to 2% of the share capital. The shares will be transferred on July 31, 2007. AEM S.p.A. also received notice that Unicredit S.p.A. had exercised its put to sell to AEM S.p.A. a total of 28,826,000 shares in Edipower S.p.A. equal to 2% of the share capital. The shares are expected to be transferred by the end of January 2008.
The total outlay will be around 105 million euro.
Following transfer of the shares, AEM S.p.A.'s stake in Edipower S.p.A. will rise from 16% to 20%.

Edison: exercised the put and call options for Edipower
On July 16, 2007 Edison S.p.A. exercised its call option on Edipower shares versus the financing partners Interbanca S.p.A. and Albojo (100% Royal Bank of Scotland) for the purchase 76,065,000 shares equal to 5% of the share capital, as foreseen in the agreements signed in 2002 and 2003. The shares will be transferred on July 31, 2007.
Edison also received notice that Unicredit S.p.A. had exercised its put to sell to Edison S.p.A. a total of 76,065,000 shares in Edipower equal to 5% of the share capital. The shares are expected to be transferred by the end of January 2008. The total outlay will be around 265 million euro. Once the shares have been transferred, Edison's stake in Edipower S.p.A. will rise from 40% to 50%.

AEM: call option for Ecodeco exercised
On July 24, 2007, following the exercise of the call option for Ecodeco S.r.l., as communicated to the market on May 15, 2007, AEM acquired 64% of Ecodeco S.r.l. for Euro 223.6 million euro.
As a result of this purchase, AEM now holds 94% of Ecodeco S.r.l. The other 6% of Ecodeco S.r.l. is the object of a call and put option, respectively in favour of and to be borne by AEM S.p.A., exercisable by the end of 2008 at the same conditions.
There is also provision for the price to be adjusted (up or down) based on 50% of any change in the 2007 gross operating profit compared with what it was in 2006 (calculated according to Italian GAAP and subject to certain adjustments), to which will be applied the contractual multiple of 6.8.

Plan to merge AEM S.p.A., AMSA S.p.A. and ASM S.p.A.

As part of the proceedings related to the merger of AEM S.p.A., AMSA S.p.A. and ASM S.p.A., on July 23, 2007 the Milan City Council approved the plan for AMSA S.p.A. to be absorbed by AEM S.p.A. and all of the related preparatory steps, as indicated in the Merger Plan approved by the Board of Directors on June 25, 2007. On June 27, 2007 and July 23, 2007 respectively, the Brescia and Milan City Councils approved the plan for ASM S.p.A. to be absorbed by AEM S.p.A.

Outlook for operations

Over the coming months, the Group will benefit from the start-up of production in the new Simeri Crichi and Turbigo power stations and the start-up of the new Canavese heat pump cogeneration plant in Milan. From June, electricity margins are expected to improve on wholesale markets, while the policy of optimising the source and application portfolio will continue during the year. The amount of the specific company equalisation connected with AEM's electricity distribution activity is expected to be calculated by the end of the year.

These prospects make it possible to confirm operating results in line with those of last year, despite the uncertainties caused by movements in international raw material prices.

Condensed interim financial statements

CONSOLIDATED BALANCE SHEET (1) (2)	Notes	AT JUNE 30, 2007	%	AT DECEMBER 31, 2006 RESTATED	%	AT JUNE 30, 2006 RESTATED	%
(millions of euro)							
ASSETS							
NON-CURRENT ASSETS	A)						
Property, plant and equipment	A1)	6,948		7,026		7,471	
Investment property	A2)	18		20		24	
Intangible assets	A3)	2,757		2,532		2,592	
Investments	A4)	86		61		39	
Other non-current financial assets	A5)	567		507		367	
Non-current derivatives						2	
Deferred tax assets	A6)	262		263		279	
Other non-current receivables	A7)	28		46		148	
Restricted or pledged deposits	A8)	9		2		4	
Other non-current assets	A9)	5		5		3	
TOTAL NON-CURRENT ASSETS (A)		**10,680**	81.02	**10,462**	79.90	**10,929**	82.37
CURRENT ASSETS	B)						
Inventories	B1)	224		257		239	
Current financial assets	B2)	7		19		28	
Current derivatives	B3)	110		71		100	
Taxes receivable	B4)	50		54		35	
Trade and other receivables	B5)	1,485		1,849		1,544	
Cash and cash equivalents	B6)	597		253		175	
Other current assets	B7)	21		13		27	
TOTAL CURRENT ASSETS (B)		**2,494**	18.92	**2,516**	19.21	**2,148**	16.19
NON-CURRENT ASSETS HELD FOR SALE	C)	**8**	0.06	**116**	0.89	**191**	1.44
TOTAL ASSETS (A+B+C)		**13,182**	100.00	**13,094**	100.00	**13,268**	100.00
SHAREHOLDERS' EQUITY AND LIABILITIES							
SHAREHOLDERS' EQUITY	D)						
Share capital	D1)	936		936		936	
(Treasury shares)	D2)	(47)		(25)		(25)	
Legal reserve	D3)	102		94		94	
Other reserves	D4)	885		673		593	
Net profit for the year	D5)			295			
Net profit for the period	D5)	116				189	
Equity pertaining to the Group		**1,992**	15.11	**1,973**	15.07	**1,787**	13.47
Minority interests	D6)	2,286		1,999		1,951	
Total shareholders' equity (D)		**4,278**	32.45	**3,972**	30.33	**3,738**	28.17
LIABILITIES	E)						
NON-CURRENT LIABILITIES	E1)						
Medium/long-term financial liabilities	E1 - 1)	3,576		3,118		4,750	
Deferred tax liabilities	E1 - 2)	798		769		801	
Employee benefits	E1 - 3)	205		210		210	
Provisions for risks	E1 - 4)	607		618		648	
Other non-current liabilities	E1 - 5)	221		194		232	
Total non-current liabilities (E1)		**5,407**	41.02	**4,909**	37.49	**6,641**	50.05
CURRENT LIABILITIES	E2)						
Trade and other payables	E2 - 1)	1,920		1,886		1,566	
Tax liabilities	E2 - 2)	114		86		128	
Short-term financial liabilities	E2 - 3)	1,436		2,161		1,092	
Other liabilities	E2 - 4)	19		11		60	
Total current liabilities (E2)		**3,489**	26.47	**4,144**	31.65	**2,846**	21.45
Total liabilities (E)		**8,896**	67.49	**9,053**	69.14	**9,487**	71.50
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	F)	**8**	0.06	**69**	0.53	**43**	0.32
TOTAL LIABILITIES AND EQUITY (D+E+F)		**13,182**	100.00	**13,094**	100.00	**13,268**	100.00

Related party transactions in the consolidated financial statements are analysed in Note 21, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 22, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

The reasons for the restatement of the comparative figures are given in the section entitled "Other Information".

CONSOLIDATED INCOME STATEMENT (1) (2) (millions of euro)	Notes	01/01/2007 30/06/2007	%	01/01/2006 30/06/2006 Restated	%	01/01/2006 31-Dec-06 Restated	%
REVENUES	1)						
REVENUES FROM SALES	1.1)	3,174	92.78	3,187	91.08	6,335	90.63
REVENUES FROM SERVICES	1.2)	97	2.84	89	2.54	169	2.42
REVENUES FROM LONG-TERM CONTRACTS	1.3)	6	0.18	11	0.31	23	0.33
OTHER OPERATING INCOME	1.4)	95	2.78	141	4.03	325	4.65
TOTAL REVENUES		3,372	98.57	3,428	97.97	6,852	98.03
OTHER OPERATING INCOME	2)						
OTHER OPERATING INCOME	2.1)	49	1.43	71	2.03	138	1.97
TOTAL OTHER OPERATING INCOME		49	1.43	71	2.03	138	1.97
TOTAL REVENUES AND OTHER OPERATING INC		3,421	100.00	3,499	100.00	6,990	100.00
OPERATING COSTS	3)						
RAW MATERIALS AND CONSUMABLES USED	3.1)	1,861	54.40	2,016	57.62	4,004	57.28
SERVICES USED	3.2)	460	13.45	420	12.00	941	13.46
CHANGES IN INVENTORIES OF FINISHED GOODS	3.3)	35	1.02	(9)	(0.26)	(36)	(0.52)
OTHER OPERATING COSTS	3.4)	175	5.12	216	6.17	404	5.78
TOTAL OPERATING COSTS		2,531	73.98	2,643	75.54	5,313	76.01
LABOUR COSTS	4)	137	4.00	135	3.86	277	3.96
GROSS PROFIT FROM OPERATIONS	5)	753	22.01	721	20.61	1,400	20.03
AMORTISATION, DEPRECIATION, PROVISIONS AND	6)	300	8.77	305	8.72	677	9.69
NET PROFIT FROM OPERATIONS	7)	453	13.24	416	11.89	723	10.34
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	8)	(4)	(0.12)	(2)	(0.06)	(1)	(0.01)
OTHER GAINS (LOSSES) ON DERIVATIVES	9)	9	0.26	(12)	(0.34)	4	0.06
GAINS (LOSSES) ON DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	10)	(1)	(0.03)	1	0.03	7	0.10
FINANCIAL CHARGES	11)	129	3.77	123	3.52	255	3.65
INCOME (LOSSES) FROM FINANCIAL ASSETS	12)	24	0.70	21	0.60	52	0.74
DIVIDEND INCOME	12.1)	5	0.15	5	0.14	5	0.07
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN						1	0.01
INCOME FROM RECEIVABLES/SECURITIES INCL	12.2)	19	0.56	20	0.57	36	0.52
EXCHANGE GAINS AND LOSSES	12.3)			(4)	(0.11)	10	0.14
TOTAL FINANCIAL COSTS	13)	(101)	(2.95)	(115)	(3.29)	(193)	(2.76)
SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	14)			1	0.03	1	0.01
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	15)	3	0.09	(2)	(0.06)	(6)	(0.09)
OTHER NON-OPERATING PROFITS	16)	13	0.38	26	0.74	58	0.83
OTHER NON-OPERATING COSTS	17)	9	0.26	26	0.74	41	0.59
PROFIT BEFORE TAX		359	10.49	300	8.57	542	7.75
INCOME TAX EXPENSE	18)	151	4.41	(6)	(0.17)	142	2.03
NET PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX		208	6.08	306	8.75	400	5.72
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	19)	(1)	(0.03)	1	0.03	55	0.79
NET PROFIT (LOSS)		207	6.05	307	8.77	455	6.51
MINORITY INTERESTS		(91)	(2.66)	(118)	(3.37)	(160)	(2.29)
NET PROFIT FOR THE PERIOD PERTAINING TO THE	20)	116	3.39	189	5.40	295	4.22
Earnings per share (in euro):							
- basic							
- basic, from operating activities		0.0649		0.1058		0.1650	
- diluted		0.0656		0.1054		0.1342	
- diluted, from operating activities		0.0643		0.1034		0.1608	
		0.0650		0.1030		0.1300	

Related party transactions in the consolidated financial statements are analysed in Note 21, as required by CONSOB Resolution no. 15519 of July 27, 2006 Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 22, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

The reasons for the restatement of the comparative figures are given in the section entitled "Other Information".

CONSOLIDATED STATEMENT OF CASH FLOWS (1) (2) (millions of euro)	AT JUNE 30, 2007	AT DECEMBER 31, 2006 Restated	AT JUNE 30, 2006 Restated
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	262	242	242
Operating activities			
Net result for the period	116		189
Net result for the year		295	
Non-monetary flows			
Depreciation of property, plant and equipment	244	484	219
Amortisation of intangible assets	33	67	37
Change in provisions for employee benefit provisions	(4)	10	10
Change in other risk provisions	(11)		30
Change in deferred tax liabilities	29	(168)	(137)
Change in working capital:			
Change in trade receivables and other short-term receivables	392	(84)	133
Change in inventories of materials	33	(55)	(38)
Change in trade payables and other short-term payables	101	136	(66)
Change in receivables from related parties (non consolidated line-by-line)	(24)	31	22
Change in payables to related parties (not consolidated line-by-line)	(3)	4	4
Change in assets held for sale	99	(107)	(15)
Change in liabilities associated with assets held for sale	(29)	37	20
Future net cash flows from operating activities	**976**	**650**	**408**
Investing activities			
Net capital expenditure	(166)	(494)	(332)
Sale of investment property	2	4	1
Capital expenditure, net in intangible assets	(258)	(22)	(42)
Property, plant and equipment sold		503	
Intangible assets sold		20	
Change in investments	(85)	(81)	56
Purchase/sale of treasury shares	(22)	(2)	(2)
Future net cash flows absorbed by investment activities	**(529)**	**(72)**	**(319)**
Free cash flow	**447**	**578**	**89**
Financing activities			
Due to banks	(177)	(672)	(141)
Financial receivables due from third parties	11	(20)	(1)
Financial receivables from associates		1	
Financial receivables from companies held for sale			(28)
Assets for financial derivatives	(33)	10	(17)
Investments held for trading	(1)	9	10
Liabilities for financial derivatives	(2)	14	45
Due to other providers of finance	(67)	23	(29)
Bonds	(3)	(145)	(118)
Payables in current a/c to parent entity	(12)	(46)	(21)
Financial payables to companies held for sale	(31)	32	28
Payment of liabilities for finance leases	(8)	13	21
Change in equity pertaining to minority interests (including result for the year)	287	208	160
Changes in shareholders' equity	49	122	42
Dividends paid	(125)	(107)	(107)
Future net cash flows absorbed by financing activities	**(112)**	**(558)**	**(156)**
CHANGE IN CASH AND CASH EQUIVALENTS	335	20	(67)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	**597**	**262**	**175**

Statement of changes in Group shareholders' equity
(in millions of euro)

Description	Share capital Note D1	Treasury shares Note D2	Legal reserve Note D3	Other reserves Note D4	Net profit for the period/year of the Group Note D5	Total equity pertaining to the Group	Minority interests Note D6	Total equity
Equity at 12.31.2005 Restated	936	-23	85	425	242	1,665	1,791	3,456
Allocation of 2005 net profit			9	233	-242			
Distribution of dividends				-107		-107	-62	-169
IAS 32 and 39 reserves				44		44		44
Line-by-line consolidation of Ecodeco Group							91	91
Other changes		-2		-2		-4	13	9
Net profit for the year pertaining to the Group and minority interests					189	189	118	307
Equity at 06.30.2006 Restated	936	-25	94	593	189	1,787	1,951	3,738
IAS 32 and 39 reserves				91		91		91
Other changes				-11		-11	6	-5
Net profit for the year pertaining to the Group and minority interests					106	106	42	148
Equity at 12.31.2006 Restated	936	-25	94	673	295	1,973	1,999	3,972
Allocation of 2006 net profit			8	287	-295			
Distribution of dividends				-125		-125	-73	-198
IAS 32 and 39 reserves				67		67	6	73
Edison warrants exercised				14		14	351	365
Put option on Ecodeco and Fertilvita quotas							-93	-93
Put option on Delmi Spa shares				-21		-21		-21
Other changes		-22		-10		-32	5	-27
Net profit for the year pertaining to the Group and minority interests					116	116	91	207
Equity at 06.30.2007	936	-47	102	885	116	1,992	2,286	4,278

CONSOLIDATED BALANCE SHEET pursuant to Consob Resolution no. 15519 of July 27, 2006 (millions of euro)	AT JUNE 30, 2007	of which related parties (note no.21)	AT DECEMBER 31, 2006 Restated	of which related parties (note no.21)	AT JUNE 30, 2006 Restated	of which related parties (note no.21)
ASSETS						
NON-CURRENT ASSETS						
Property, plant and equipment	6,948		7,026		7,471	
Investment property	18		20		24	
Intangible assets	2,757		2,532		2,592	
Investments	86	86	61	61	39	39
Other non-current financial assets	567	1	507	1	367	3
Non-current derivatives					2	
Deferred tax assets	262		263		279	
Other non-current receivables	28		46		148	
Restricted or pledged deposits	9		2		4	
Other non-current assets	5		5		3	
TOTAL NON-CURRENT ASSETS (A)	**10,680**		**10,462**		**10,929**	
CURRENT ASSETS						
Fixed assets held for sale						
Inventories	224		257		239	
Current financial assets	7		19		28	1
Current derivatives	110		71		100	
Taxes receivable	50		54		35	
Trade and other receivables	1,485	89	1,849	65	1,544	74
Cash and cash equivalents	597		253		175	
Other current assets	21		13		27	
TOTAL CURRENT ASSETS (B)	**2,494**		**2,516**		**2,148**	
NON-CURRENT ASSETS HELD FOR SALE	8	8	116	116	191	191
TOTAL ASSETS (A+B+C)	**13,182**		**13,094**		**13,268**	
SHAREHOLDERS' EQUITY AND LIABILITIES						
SHAREHOLDERS' EQUITY						
Share capital	936		936		936	
(Treasury shares)	(47)		(25)		(25)	
Legal reserve	102		94		94	
Other reserves	885		673		593	
Net profit for the year			295			
Net profit for the period	116				189	
Equity pertaining to the Group	**1,992**		**1,973**		**1,787**	
Minority interests	2,286		1,999		1,951	
Total shareholders' equity (D)	**4,278**		**3,972**		**3,738**	
LIABILITIES						
NON-CURRENT LIABILITIES						
Medium/long-term financial liabilities	3,576		3,118		4,750	
Deferred tax liabilities	798		769		801	
Employee benefits	205		210		210	
Provisions for risks	607		618		648	
Other non-current liabilities	221		194		232	
Total non-current liabilities (E1)	**5,407**		**4,909**		**6,641**	
CURRENT LIABILITIES						
Trade and other payables	1,920	7	1,886	10	1,566	10
Tax liabilities	114		86		128	
Short-term financial liabilities	1,436	12	2,161	25	1,092	56
Other liabilities	19		11		60	
Total current liabilities (E2)	**3,489**		**4,144**		**2,846**	
Total liabilities (E)	**8,896**		**9,053**		**9,487**	
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	8	8	69	69	43	43
TOTAL LIABILITIES AND EQUITY (D+E+F)	**13,182**		**13,094**		**13,268**	

CONSOLIDATED INCOME STATEMENT pursuant to Consob Resolution no. 15519 of July 27, 2006	01/01/2007 30/06/2007	of which related parties	01/01/2006 30/06/2006 Restated	of which related parties	01/01/2006 31/12/2006	of which related parties
(millions of euro)		(note no.21)		(note no.21)		(note no.21)
REVENUES						
REVENUES FROM SALES	3,174		3,187		6,335	
REVENUES FROM SERVICES	97	13	89	14	169	26
REVENUES FROM LONG-TERM CONTRACTS	6		11		23	
OTHER OPERATING INCOME	95	1	141		325	1
TOTAL REVENUES	3,372		3,428		6,852	
OTHER OPERATING INCOME						
OTHER OPERATING INCOME	49		71		138	
TOTAL OTHER OPERATING INCOME	49		71		138	
TOTAL REVENUES AND OTHER OPERATING INCOME	**3,421**		**3,499**		**6,990**	
OPERATING COSTS						
RAW MATERIALS AND CONSUMABLES USED	1,861		2,016		4,004	
SERVICES USED	460	6	420	6	941	14
CHANGES IN INVENTORIES OF FINISHED GOODS	35		(9)		(36)	
OTHER OPERATING COSTS	175	1	216	1	404	2
TOTAL OPERATING COSTS	2,531		2,643		5,313	
LABOUR COSTS	137		135		277	
GROSS PROFIT FROM OPERATIONS	753		721		1,400	
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	300		305		677	
NET PROFIT FROM OPERATIONS	453		416		723	
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	(4)		(2)		(1)	
OTHER GAINS (LOSSES) ON DERIVATIVES	9		(12)		4	
GAINS (LOSSES) ON DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	(1)		1		7	
FINANCIAL CHARGES	129	1	123	1	255	2
INCOME (LOSSES) FROM FINANCIAL ASSETS	24		21		52	
DIVIDEND INCOME	5	1	5		5	
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS					1	
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	19		20		36	
EXCHANGE GAINS AND LOSSES			(4)		10	
TOTAL FINANCIAL COSTS	(101)		(115)		(193)	
SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD			1	1	1	1
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	3		(2)		(6)	
OTHER NON-OPERATING PROFITS	13		26		58	
OTHER NON-OPERATING COSTS	9		26		41	
PROFIT BEFORE TAX	359		300		542	
INCOME TAX EXPENSE	151		(6)		142	
NET PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	208		306		400	
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	(1)		1		55	
NET PROFIT (LOSS)	207		307		455	
MINORITY INTERESTS	(91)		(118)		(160)	
NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP	116		189		295	

General information

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.
The Group is principally involved in the production, sale and distribution of electricity, in the production, sale and distribution of gas.
The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.

The consolidated interim financial statements of the AEM Group are expressed in millions of euro, which is also the currency of the economies in which the Group operates.
The consolidated interim report of the AEM Group at June 30, 2007, consisting of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes, has been drawn up in accordance with the provisions of art. 81 of CONSOB Regulation no. 11971 of May 14, 1999 and subsequent amendments, as well as in conformity with D.Lgs. 38 of 2005.
These short-form interim consolidated financial statements for the period January 1, 2007 - June 30, 2007 have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, with particular regard to IAS 34 *(Interim financial statements).*
The condensed consolidated interim financial statements have been prepared applying the same principles adopted for the consolidated financial statements at December 31, 2006, to which you should refer, with the only exception of the change in the accounting policy concerning the valuation of put options on shares/quotas of Group companies explained in the paragraph entitled "Consolidation procedures"; in addition, from January 1, 2007 the Group adopted for the first time the principles and interpretations explained in detail in the paragraph entitled "Changes in international accounting standards".

These condensed consolidated interim financial statements at June 30, 2007 were approved by the Board of Directors at the meeting on September 12, 2007, which authorised their publication.

Financial statements
The AEM Group presents its income statement by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice.
For the balance sheet, the Group has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.
The statement of cash flows is prepared according to the indirect method.

Basis of preparation
The consolidated financial statements at June 30, 2007 have been prepared on the basis of historical cost, except for those items which under IFRS are valued at fair value, as indicated in the accounting policies.

Changes in international accounting standards

From 2007, the Group has adopted for the first time the following standards and interpretations, which mainly affect the level of disclosure in the financial statements:

IFRS 7 *(Financial instruments: supplementary information)* which requires additional information regarding the nature and degree of risks deriving from financial instruments.

IFRIC 8 (*Scope of application of IFRS 2)* applicable from January 1, 2007, which does not have any impact on the Group.
IFRIC 9 (*Reassessment of embedded derivatives)* applicable from January 1, 2007, which does not have any impact on the Group. It specifies that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. It is not possible to revise the initial assessment unless the contractual conditions have been substantially altered.
IFRIC 10 *(Interim financial reporting and impairment)*, which clarifies that any impairment losses recognised in interim financial statements for goodwill and certain financial assets (investments in equity instruments classified as "available for sale" and financial assets carried at cost) should not be reversed in subsequent interim or annual financial statements. This interpretation does not have any impact as no impairment indicators arose during the half-year.

The Group did not apply IFRIC 11 *(Group and treasury share transactions)*, which has already been published in the Official Journal of the European Union as it is applicable from January 1, 2008.

Interpretation of IFRS and IFRIC not yet approved by the European Union

The following standards and interpretations have not been applied as they are still to be approved by the European Union:
IFRIC 12 *Service Concession Arrangements* (applicable from January 1, 2008);
IAS 23 *Revised Obligatory capitalisation of financial charges incurred for assets that need a certain period of time before they are ready for use or for sale* (applicable from January 1, 2009);
IFRS 8 *A new approach to segment disclosures.* This standard replaces IAS 14 and requires companies to disclose segment information based on the same elements that top management uses to take operating decisions. Operating segments are to be identified on the basis of the internal reporting system.

Scope of consolidation

The consolidated financial statements of the AEM Group at June 30, 2007 include the financial statements of the parent company and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

In the interests of clarity, the scope of consolidation of the AEM Group explained in these notes has been split into the following areas:

1) the "Old scope" of the AEM Group which refers to all of the companies that do not form part of the Delmi and Ecodeco sub-groups; it also includes Plurigas S.p.A. and Edipower S.p.A. proportionally consolidated at 40% and 20% respectively;
2) the Delmi Group which includes the 50% proportional consolidation of the Transalpina di Energia S.r.l. Group., which in turn comprises a further 25% of Edipower S.p.A.;
3) the Ecodeco Group which includes the companies forming part of the scope of consolidation of Ecodeco S.r.l.

Changes in the scope of consolidation

Old scope of the AEM Group

- Line-by-line consolidation of the Ecodeco Group at June 30, 2007 has been affected, as far as the allocation of minority interests is concerned, by the communication made by AEM at the end of May 2007 of its intention to exercise the call option on 70% of Ecodeco S.r.l. In particular, having booked the liability for the estimated outlay for the future exercise of this option, the entire consolidated shareholders' equity of the Ecodeco Group at June 30, 2007 has been considered as pertaining to the AEM Group, with the result that additional goodwill has been booked for the difference between the estimated outlay and 70% of the shareholders' equity of the Ecodeco Group due to be purchased in the future. On the other hand, as regards the consolidated net profit of the Ecodeco Group for the period ended June 30, 2007, given that the options were exercised more or less at the end of the period, 70% of the result has been allocated to minority interests, the same as the previous year. Note that the call options mentioned above have become exercisable and therefore, from April 1, 2006, represent potential voting rights which have to be taken into account when checking whether or not control exists. As a result, the Ecodeco Group has been fully consolidated from this date, whereas before it was carried at equity, booking 30% of the result to caption 14 ("Share of gains and losses on valuation of investments at equity"). For this reason, the condensed consolidated interim income statement at June 30, 2007 is not comparable with that of the same period last year. For further details, read the paragraph entitled *"Call option contract for 70% of Ecodeco S.r.l."* in the section *"Consolidation policies and procedures"*.
- On April 2, 2007, AEM S.p.A. acquired an interest of 7.497% in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("AGAM"). As a result of this acquisition, AEM S.p.A. now holds 24.99% of AGAM, which is currently the entire amount that can be held by a private entity, acting as strategic partner of the Municipality of Monza in the share capital of AGAM. Under the shareholder agreements currently in force with the Municipality of Monza, AEM holds a significant interest and is able to exercise a considerable influence (as the only strategic partner, it can appoint the Managing Director as well as a certain number of members of AGAM's Board of Directors and Board of Statutory Auditors). As a result, starting from April 1, 2007 this investment in AGAM is carried at equity.

- On March 12, 2007, AEM S.p.A. sold 100% of Valdisotto Energia S.r.l. to AEM Energia S.p.A., which subsequently absorbed it.

The investment in ACSM S.p.A. is also consolidated at equity. Given the lack of up-to-date figures at June 30, 2007, the consolidation includes the figures for the six months from September 30, 2006 to March 31, 2007, a delay of one quarter which is permitted by IAS 27 paragraph 27.

Delmi Group

The main changes to the Group's scope of consolidation during the period, which derive from changes in the scope of consolidation of the TdE/Edison Group, proportionally consolidated at 50%, concern the following:

- In the first half of 2007, Thisvi Power Generation Plant S.A. has been fully consolidated, following the acquisition of 65% of its share capital for 100,000 euro.
- After a redefinition of their ownership structure, Sarmato Energia and Consorzio di Sarmato are now both held 55% (they were previously held 61% for Sarmato Energia and 52.5% for Consorzio di Sarmato).
- In January 2007, Edison S.p.A. acquired from EDF International the remaining 20% of Finel S.p.A. for 137 million euro, after the seller exercised its put option in December 2006. Finel was already 100% consolidated and the amount of the put option was already recorded under financial payables at the end of 2006, as it had already been exercised.

Ecodeco Group

- As a result of AEM's decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l. Hence, adopting the same treatment as for the consolidation of the Ecodeco Group in AEM at June 30, 2007, after booking the liability for the future outlay to exercise the option mentioned above, the shareholders' equity of Fertilvita S.r.l. at June 30, 2007 was allocated entirely to the Group, at the same time booking goodwill equal to the difference between the liability and 4.16% of the subsidiary's net equity. As regards the net profit, on the other hand, 4.16% was still attributed to minority interests. For further details, read the paragraph entitled *"Call option contract for 4.16% of Fertilvita (a subsidiary of Ecodeco S.r.l.)"* in the section entitled *"Consolidation policies and procedures"*.

Changes to IFRS 5 *(Non-current assets sold or held for sale)*

- On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.2% of Serene S.p.A., after obtaining approval from the Antitrust Authority. This sale did not have any impact on the results for the half-year, as it was already reflected in the previous year's results (pursuant to IFRS 5), whereas net debt improved by 58 million euro;
- following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net result from these assets at June 30, 2006, has been reclassified to "Net result from non-current assets sold or held for sale".

Consolidation policies and procedures

Consolidation policies

Subsidiaries
The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates
Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company.
In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures
Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.

Potential voting rights
If the AEM Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

Consolidation procedures

General procedure
The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a permanent impairment of sold assets.
In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.
The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference has to be treated in accordance with IFRS 3.

Consolidation procedure of assets and liabilities held for sale (IFRS 5)
Only in the case of particularly large figures and exclusively in connection with non-current assets and liabilities held for sale, in accordance with the requirements of IFRS 5, the related intercompany financial receivables and payables are not eliminated, so as to show clearly the financial impact in the event of their disposal.

Effects on consolidation procedures of certain contracts concerning shares/quotas of Group companies

a) Edison Ordinary Warrants 2007

In the first half of 2007, 519,658,309 *Edison Ordinary Warrants 2007* were converted, which reduced the percentage of Edison's net profit and equity consolidated by Transalpina di Energia S.r.l. (TDE) to 61.86% compared with the 69.39% at December 31, 2006.

Note that the total *Edison Ordinary Warrants 2007* issued amounted to 1,018,616,924, of which 210,012,399 held directly by Transalpina di Energia.

If all of the warrants were exercised, the investment held by Transalpina di Energia would fall to 60%.

There are 498,958,615. "warrants" still outstanding at June 30, 2007..

In accordance with IAS 27 on "potential voting rights", in the calculation of the consolidated portion of the Group, account has also been taken of the warrants which permit access, in the present, to future economic benefits.
Hence, considering the intention to exercise them by the end of the year, the *Edison Warrants* held by Transalpina di Energia have been taken as exercised. These warrants are in fact exercisable up to December 31, 2007 and give rights that are applied retroactively to 1.1.2007, whatever the date of conversion, making it possible to purchase Edison ordinary shares at 1 euro each.

So because of the potential voting rights, the percentage of Edison consolidated by Transalpina di Energia rises from 61.86% to 63.47% and this is the percentage used for the consolidation of the Edison's financial statements by Transalpina di Energia.

Exercising the warrants is in effect an integration of the initial price incurred by Transalpina di Energia for the acquisition of Edison in line with its original intention to hold not less than 60% of it; this has led to the booking of additional goodwill for the amount needed to convert the warrants and an increase in equity by the same amount, as shown in the appropriate balance sheet item.
It is also worth mentioning that at the end of any supplementary conversion of the warrants held by Transalpina di Energia, the Group consolidation percentage could fall to 60% as the result of additional dilution.
This effect will be taken into consideration globally at the end of the warrant conversion process, which will take place by December 31, 2007 when the effective number of *warrants* exercised will be known.

Option contracts for 4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and AEM S.p.A.

At present, AEM S.p.A. holds 16% of Edipower S.p.A.

In addition, AEM S.p.A. has stipulated option contracts with the above mentioned financing partners for an additional 4% of Edipower S.p.A., which are exercisable from July 2007.
Purchasing the entire 4% will involve an outlay for AEM of 105 million euro.

Because of the transition to IFRS, AEM S.p.A. has already proportionally consolidated 20% of Edipower S.p.A. from January 1, 2004 in light of the contracts and agreements existing with the present shareholders ("tolling"). This consolidation percentage therefore includes the shares underlying the options, which are not subject to valuation in accordance with IAS 32 and 39.

The payable for the purchase of the additional 4% has been classified under payables to third parties.

Options for an additional 2% of Edipower were exercised in July 2007.

Option contracts for 4% of Edipower S.p.A. between Interbanca S.p.A., Albojo Limited (100% Royal Bank of Scotland), Unicredit S.p.A. and Edison S.p.A

Edison S.p.A. currently holds 40% of Edipower S.p.A.

Edison S.p.A. also stipulated option contracts with the above mentioned financing partners for an additional 10% of Edipower S.p.A., exercisable from July 2007.
Purchasing the entire 10% will involve an outlay for Edison of 265 million euro.(the AEM Group's share of this is 132.5 million euro).

Because of the transition to IFRS, Edison S.p.A. has already proportionally consolidated 50% of Edipower S.p.A. from January 1, 2004 in light of the contracts and agreements existing with the present shareholders ("tolling"). This consolidation percentage includes the shares under the options which are not subject to valuation in accordance with IAS 32 and 39.

The payable for the purchase of the additional 10% has been classified under payables to third parties.

Options for an additional 5% of Edipower were exercised in July 2007.

Option contracts between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM and Società Elettrica Altoatesina SEL S.p.A. for part of their investment in Delmi S.p.A.

AEM signed separate option contracts with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL) for part of the Delmi S.p.A. shares that they hold.

Under the contract between AEM and DE, DE will have the right to sell two lots of Delmi shares to AEM, each equal to 25% of DE's investment in Delmi (currently 10%) at a price calculated for each lot based on various formulas that take into account DE's initial investment and/or any change in the market price of Edison's shares.
DE's options can only be exercised - the first in July 2007, the second in the second half of 2008 - if the entity controlled by DE has not acquired Edison's hydroelectric power plants located in the province of Trento (also in the form of a joint venture with Edison) and, if exercised, they can be executed over a period of time that goes from September 1, 2007 to June 30, 2009.

Under the option contract between AEM and SEL, SEL will have the right to sell to AEM and AEM will have the right to purchase from SEL two lots of Delmi shares, equal to 50% and 35% respectively of SEL's investment in Delmi (currently 10%).
The strike price of these options will be calculated for each lot based on various formulas that take into account SEL's initial investment and/or the value of Edison's shares at the time the options are exercised, depending in the case of SEL's put options, among other things, on the fact that SEL - at the time of exercising the option - has or has not become the owner of some of Edison's hydroelectric power plants located in the Province of Bolzano.
SEL's put options and AEM's call options to buy from SEL, if exercised, can be executed in various stages between the third anniversary and the six months following the sixth anniversary of TdE's purchase of the Shares and Warrants held by IEB (concluded on September 16, 2005).

In line with paragraph 23 of IAS 32, the Group has booked to liabilities the present value of the estimated outlay which it will not be able to avoid if it exercises these options.

Changes in the present value of this liability caused by the passing of time are considered as financial charges and booked to income.

There is still some uncertainty in international accounting standards as to how to treat the difference between the present value of the strike price of the put options and the book value of the minority interests. In the absence of an interpretation of this question by the IFRIC, the Group has decided to show this difference as a reduction of equity pertaining to the Group (if positive) or as an increase in equity pertaining to the Group (if negative) as an alternative to adjusting goodwill.

This is in line with previous decisions taken by the Group. It means that changes in the liability that do not depend on time are adjusted on Group equity.

If the options expire without them being exercised, the liability will be reclassified to equity, reinstating the minority interests.

The AEM Group valued these options, up to these condensed consolidated interim financial statements, in accordance with IAS 39. However, in light of the way that IFRS are generally applied in connection with put options on shares, which see IAS 32 paragraph 23 prevailing over IAS 27 IG 7, the AEM Group has decided to adopt the accounting policy explained previously. As a result, pursuant to IAS 8 paragraph 14 ("*Change in accounting policies*"), it has prepared a restatement of the income statement and balance sheet figures for previous periods, starting from the year ended December 31, 2005.

The condensed consolidated interim financial statements at June 30, 2007 therefore show a liability to third parties for the eventual exercise of the *put* options for the shares of DE and SEL amounting to 264 million euro (228 million euro at June 30, 2006 and 239 million euro at December 31, 2006), a reduction in the equity pertaining to minority interests of 249 million euro (same as at 30 June 2006 and at December 31, 2006), a negative change in the equity pertaining to the Group of 11 million euro (positive for 25 million euro at June 30, 2006 and positive for 17 million euro at December 31, 2006) and a financial charge of 4 million euro (one of 4 million euro at June 30, 2006 and 7 million euro at December 31, 2006).

The share of Delmi's result remains 51% as the above options do not currently give AEM access to the economic benefits associated with the shares under option.

d) Call option contract for 70% of Ecodeco S.r.l.

On April 22, 2005, AEM S.p.A. acquired 30% of the share capital and voting rights of Ecodeco S.r.l. Under the agreements made at that date, AEM S.p.A. has a call option, which gives it the right, but not the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 2006, at a price depending on economic and financial ratios based on the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

At the end of May 2007, AEM S.p.A. communicated to the shareholders of Ecodeco S.r.l. its intention to exercise the call option to buy 70% of Ecodeco S.r.l., also communicating a provisional strike price that will be subject to an adjustment in the coming months once the gross operating profit for the whole of 2007 is known.

Subsequently, AEM and the majority shareholder of Ecodeco agreed that, as a result of exercising the call option, AEM would purchase a 64% interest in Ecodeco, with the residual 6% being subject to a call option for AEM to buy or a put option for the shareholder of Ecodeco to sell.

The purpose of this was to give AEM the chance to claim off the amount to be paid for the residual 6% of Ecodeco in the event of an adjustment that reduced the provisional strike price.

The percentage participation in the result of Ecodeco S.r.l. at June 30, 2007 remains 30% as the above options were stipulated after June 30, 2007 and on this date the communication of the price sent by AEM had not yet been accepted by the counterparty.

In addition, as of June 30, 2007, exercising the option for the 70% does not give AEM access to the economic benefits associated with the shares under option.

So considering that at June 30, 2007 the provisional price had not yet been accepted, in accordance with IAS 27 paragraph 23, AEM S.p.A. booked the estimated liability to the parent company of Ecodeco in its consolidated financial statements both for the part exercised (64%) and for the residual part (6%), both including the estimated price adjustment.
The difference between the estimated purchase price and value of the portion of equity of minority interests is shown as goodwill.

The estimated purchase price for 64% of Ecodeco comes to 223.6 million euro and as a result the estimated purchase price for 6% amounts to 20.9 million euro.

To this has to be added an estimate of a possible price adjustment, provisionally put at 14 million euro.

This estimate was made on the basis of the forecast 2007 results available to the Ecodeco Group at June 30, 2007. This estimate will be updated on the basis of more precise information on the group's results; at present, it does not entail the AEM Group taking on any formal commitment.

So given an investment of 30% in the Ecodeco Group and line-by-line consolidation of 100% of the Group at June 30, 2007, the consolidated financial statements of the AEM Group will consider 70% of the results of the Ecodeco Group (from January 1, 2007 to June 30, 2007) as "profit pertaining to minority interests".

In terms of the balance sheet, 70% of the Ecodeco Group's equity at June 30, 2006 has been classified as "minority interests".
At June 30, 2007, on the other hand, 70% of the equity pertaining to minority interests has been eliminated. The estimated liability to buy the entire 70%, inclusive of any price adjustment, has been booked to payables to third parties, as a result recording the part exceeding 70% of Ecodeco's equity as goodwill.

Call option contract for 4.16% of Fertilvita (a subsidiary of Ecodeco S.r.l.)

As a result of AEM's decision to exercise its options for 70% of Ecodeco S.r.l., the minority shareholders of Fertilvita S.r.l. also gained the right to sell their 4.16% interest to Ecodeco S.r.l., its parent company.

Therefore, at June 30, 2007, the AEM Group has booked in its consolidated financial statements the liability pertaining to Ecodeco, fully consolidated in view of the potential voting rights, relating to the estimated strike price of this right.
The amount comes to 9.6 million euro including the estimated price adjustment that will be made once the gross operating profit of the Fertilvita Group is known.

This estimate was made on the basis of the forecast 2007 results available to the Ecodeco Group at June 30, 2007. This estimate will be updated on the basis of more precise information on the group's results; at present, it does not entail the AEM Group taking on any formal commitment.

Given that this deal was part and parcel of AEM's acquisition of a controlling interest in Ecodeco S.r.l., the difference between the estimated purchase price and the value of the equity pertaining to Ecodeco's minority interests in Fertilvita has been booked as goodwill in the consolidated financial statements.

The share of Fertilvita's result in the financial statements of Ecodeco at June 30, 2007 remains equal to 95.84% as the option on the above quotas was stipulated after June 30, 2007.

Lastly, as of June 30, 2007, exercising the option for the 4.16% does not give Ecodeco access to the economic benefits associated with the shares under option; there are therefore no changes in the methods of consolidation.

Equity Swap and Forward Flexible on Edison S.p.A. shares stipulated by Delmi S.p.A.

Also at June 30, 2007, Delmi is exposed to equity risk on ordinary shares of Edison S.p.A. because of two derivatives transactions.

Delmi S.p.A. has also stipulated an equity swap on 16,981,068 Edison S.p.A. ordinary shares at a price of 1.721865 euro per share with maturity November 2008.
Because of this equity swap, any increases in the value of the stock over 1.721865 will be a gain for Delmi (and vice versa).

Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.

Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.635 euro per share up to a maximum of 16,981,068 Edison S.p.A. ordinary shares with maturity November 2008..
Because of this transaction, any increases in the value of the stock over 1.635 will be a cost for Delmi. Any decrease under 1.635 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.

In May 2007, the notional amount of the equity swap was raised from 16,616,858 Edison S.p.A. ordinary shares to 16,981,068 shares in order to adjust the notional amount of the flexible forward agreement.

In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.

These financial instruments are classified as "held for trading" and valued at fair value through profit and loss in accordance with IAS 32 and 39.

Seasonal nature of the business

Note that given the nature of the Group's core activities, interim results may be affected by the climate during the period.

AEM Group – Areas of activity


AEM SPA
Aem Trading
Edipower
Aem Energia
Aem Calore e Servizi
Aem Elettricità
Aem Gas
ecodeco
Aem Service
Proaris srl
ELMI spa
TRANSALPINA DI ENERGIA SRL
EDISON
Areas of activity
Electricity
Gas & Heat
Networks & Organised Markets
Services
Waste & Power

Millions of euro	Electricity		Gas and Heat		rks and Regulated Ma		Waste & Power		Services		Other assets		Eliminations		TOTAL AEM GROUP	
	01.01.07 06.30.07	*01.01.06 06.30.06 Restated*	*01.01.07 06.30.07*	*01.01.06 06.30.06 Restated*	*01.01.07 06.30.07*	*01.01.06 06.30.06 Restated*	*01.01.07 06.30.07*	*01.04.06 06.30.06 Restated*	*01.01.07 06.30.07*	*01.01.06 06.30.06 Restated*	*01.01.07 06.30.07*	*01.01.06 06.30.06 Restated*	*01.01.07 06.30.07*	*01.01.06 06.30.06 Restated*	*01.01.07 06.30.07*	*01.01.06 06.30.06 Restated*
Revenues from sales	2,325	2,215	1,306	1,430	348	389	80	48	64	61	7	9	(758)	(724)	3,372	3,428
- of which interdivisional	*11*	*7*	*637*	*604*	*52*	*57*	*1*		*57*	*56*			*(758)*	*(724)*		
Gross profit from operations	476	502	181	135	85	94	34	17	(23)	(31)	3	3	(3)	1	753	721
% of revenues	*20.5%*	*22.7%*	*13.9%*	*9.4%*	*24.4%*	*24.2%*									*22.3%*	*21.0%*
Amortisation, depreciation and provisions	(197)	(196)	(43)	(56)	(39)	(37)	(17)	(7)	(9)	(15)	(1)	(1)	6	7	(300)	(305)
Net profit from operations	279	306	138	79	46	57	17	10	(32)	(46)	2	2	3	8	453	416
% of revenues	*12.0%*	*13.8%*	*10.6%*	*5.5%*	*13.2%*	*14.7%*	*21.3%*	*20.8%*							*13.4%*	*12.1%*
Net charges from financial management															(101)	(115)
Share of results of companies carried at equity																1
Non operating income/charges and Gains/Losses on disposals															7	(2)
Income before taxes															359	300
Income tax expense															(151)	6
Net result															208	306
Minority interests															(91)	(118)
Net result from non-current assets held for sale															(1)	1
Group net profit for the period															116	189
Capital expenditure	78	126	41	34	57	32	3		5	6	4	3		1	188	202
Total Assets (*)	8,130	8,346	1,844	1,956	2,184	2,160	328	327	5,610	5,033	24	22	(4,938)	(4,750)	13,182	13,094
Total non-current liabilities (*)	1,581	660	294	316	402	418	84	95	2,861	3,269	7	8	178	143	5,407	4,909

(*) Non-current Assets and Liabilities are compared with the figures at December 31, 2006 restated

For comments on sector performance, see the pertinent section of the Report on Operations.

NOTES TO THE BALANCE SHEET ITEMS

Changes compared with December 31, 2006 and June 30, 2006:

As explained previously in the paragraph entitled "Scope of consolidation", to which you are referred for further detail, following the communication made by AEM at the end of May 2007 of its intention to exercise the call option for 70% of Ecodeco S.r.l., at June 70, 2007, 70% of the equity pertaining to minority interests were eliminated and the estimated liability to buy the entire 70%, inclusive of any price adjustment, was booked to payables to third parties, as a result recording the part exceeding 70% of Ecodeco's equity as goodwill. At December 31, 2006 and June 30, 2006, on the contrary, 70% of the equity pertaining to the Ecodeco group was classified as "minority interests".

Changes to "Accounting Policy" - IAS 8 with retroactive effect (restatement of the figures at June 30, 2006 and December 31, 2006):

As explained previously in the paragraph entitled "Consolidation policies and procedures", to which you are referred for further detail, as a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at December 31, 2006 (and therefore also at June 30, 2006) include as liabilities to third parties the discounted countervalue of these options; in this way, comparability with the balance sheet figures at June 30, 2007 is guarantees.

ASSETS

A) NON-CURRENT ASSETS

A1) PROPERTY, PLANT AND EQUIPMENT

(in millions of euro)	Net book value 12.31.2006	Cap. expend.	Other changes	Reclass.	Disposals	Depr. and writedowns	Total changes	Net book value 06.30.2007
Land	121	2			(2)		0	121
Buildings	624	2	2	14	(4)	(17)	(3)	621
Plant and machinery	5,650	41	66	(14)	(5)	(215)	(127)	5,523
Industrial and commercial equipment	15					(1)	(1)	14
Other property, plant and equipment	34	3				(3)	0	34
Construction in progress and advances	432	128	(68)				60	492
Leasehold improvements	3	1				(1)	0	3
Leased assets	147					(7)	(7)	140
Total	**7,026**	**177**	**-**	**-**	**(11)**	**(244)**	**(78)**	**6,948**
of which:								
- "Old scope" of the AEM Group	*2,743*						*(13)*	*2,730*
- Delmi Group	*4,117*						*(54)*	*4,063*
- Ecodeco Group	*166*						*(11)*	*155*

Property, plant and equipment amount to 6,948 million euro (7,026 million euro at December 31, 2006) of which 2,730 million euro for the AEM old scope of consolidation, 4,063 million euro for the Delmi Group and 155 million euro for the Ecodeco Group; they have decreased by 78 million euro as a result of the following:

- the increase of 177 million euro due to capital expenditure and advances to suppliers during the period under review broken down as follows:
  - Electricity, 77 million euro;
  - Gas and Heat, 32 million euro;
  - Services, 4 million euro;
  - Networks and Regulated Markets, 57 million euro;

- Waste & Power, 3 million euro;
- Other Activities, 4 million euro;
- the decrease of 11 million euro is attributable to assets due to be sold, of which 7 million euro related to the Delmi Group;

- the decrease of 244 million euro due to the depreciation for the period, of which 154 million euro related to the Delmi Group.

Capital expenditure during the period concerned:

- the electricity chain for 77 million euro, of which 20 million euro relating to the "old scope" of the AEM Group and 57 million euro to the Delmi Group. In particular, as regard the AEM's "old scope", capital expenditure refers mainly to the hydroelectric plants at Premadio and Grosio, the new control panel at the San Giacomo dam, the new no. 6 Group at the Cassano d'Adda thermoelectric plant, continuation of works on the new Viola Canal and consolidation of the San Giacomo Dam. As regards the Delmi Group, it refers to the plants under construction at Simeri Crichi (CZ) and the repowering of the Turbigo (MI) thermoelectric plant belonging to Edipower S.p.A.;
- the Gas and Heat chain, for 32 million euro, of which 13 million euro for work on the plants and district heating networks in the Milan area and certain neighbouring municipalities (AEM's "old scope"), whereas the remaining 19 million euro involve the development of deposits in the Adriatic Sea and investments abroad (Delmi Group);
- the Services chain, for 4 million euro, involving buildings such as the buildings of the warehouse of Via Gonin and the Trento and Caracciolo substations, as well as purchases of equipment, furniture, fittings, IT equipment and other operating assets;
- the Networks and Regulated Markets chain, for 57 million euro. As regard the AEM "old scope", capital expenditure total 31 million euro and concerns work on the 220 kv and 130 kv lines, the extension of the medium and low tension networks, refurbishing of transformer and isolator cabins, modernisation of internal systems, laying medium and low pressure pipes, fitting of risers and meters. Capital expenditure for the Delmi Group amounts to 26 million euro and relates to the construction of the Caverzere-Minerbio gas pipeline and upgrading the Collalto storage facility;
- the Waste & Power chain, for 3 million euro, relating to investments by the Ecodeco Group;
- the Other Activities chain, for 4 million euro, relating to the Delmi Group.

The overall value of property, plant and equipment includes 492 million euro (432 million euro at December 31, 2006) of construction in progress and advance payments with changes during the period of 60 million euro, detailed as follows:

- the increase amounting to 128 million euro, resulting from capital expenditure incurred during the period under review.;
- the decrease amounting to 68 million euro, of which 41 million related to the "old scope" of the AEM Group and 27 million euro to the Delmi Group due to the completion and subsequent start-up of the orders mainly concerning development and expansion works on the plant and machinery owned by the Group.

Property, plant and equipment include 140 million euro of leased assets, of which 61 million euro relate to the Delmi Group and 31 million euro to the Ecodeco Group, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 62 million euro.

Property, plant and equipment are almost all located in Italy and their value does not include any capitalised financial charges.

A2) INVESTMENT PROPERTY

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Investment property	20	(2)	18

Investment property at June 30, 2007 consists of land and buildings not held for the Group's business purposes; they amount to 18 million euro and all relate to consolidation of the Delmi Group.

A3) INTANGIBLE ASSETS

(in millions of euro)	Net book value 12.31.2006	Cap. expend.	Other changes	Reclass.	Disposals/ Writedowns	Amort.	Total changes	Net book value 06.30.2007
Industrial patents and intellectual property rights	18		1			(2)	(1)	17
Concessions, licences, trademarks and similar rights	227		4			(11)	(7)	220
Goodwill	1,919		289		(3)		286	2,205
Assets in process of formation	7	1	(5)				(4)	3
Other intangible assets	361	10	(39)			(20)	(49)	312
Total	**2,532**	**11**	**250**	**0**	**(3)**	**(33)**	**225**	**2,757**
of which:								
- "Old scope" of the AEM Group	*150*						*168*	*318*
- Delmi Group	*2,362*						*41*	*2,403*
- Ecodeco Group	*20*						*16*	*36*

Intangible assets at June 30, 2007 total 2,757 million euro, including 318 million euro for the AEM old scope of consolidation, 2,403 million euro for the Delmi Group and 36 million euro for the

Ecodeco Group. They show an increase of 225 million euro compared with December 31, 2006, as a result of:

- the increase of 11 million euro due to capital expenditure during the period, of which 1 million euro relating to Services and 10 million euro deriving from consolidation of the Delmi Group, which include research and exploration of hydrocarbons reserves;
- the increase of 105 million euro for goodwill resulting from the accounting treatment of the Edison warrants held by Transalpina di Energia as indicated in the "Consolidation procedures";
- the increase of 177 million euro in goodwill as a result of communicating the intention to exercise the option to purchase 70% of Ecodeco S.r.l.;
- the increase of 7 million euro in the goodwill of the Ecodeco Group after the minority shareholders of Fertilvita S.r.l. communicated their intention to exercise the option to sell their 4.16% stake to Ecodeco S.r.l., the parent company;
- the decrease of 3 million euro deriving from the fall in goodwill after realisation of the tax benefits after the first-time consolidation date (IFRS 3 paragraph 65) by the Delmi Group;
- the decrease of 39 million euro due to the change in excess Green Certificates, principally of the Delmi Group;
- the decrease of 33 million euro of amortisation for the period, including 30 million from consolidation of the Delmi Group.

"Other assets" include 306 million euro relating to the valuation of medium/long-term "take or pay" hydrocarbons supply contracts of Edison S.p.A. booked at the time of the Purchase Price Allocation.

Goodwill amounts to 2,205 million euro at June 30, 2007, and refers to the following acquisitions:

Millions of euro	*balance at June 30, 2007*
Enel Distribuzione S.p.A.'s business	110
AEM Calore & Servizi S.p.A.	4
Edipower S.p.A.	2
Delmi Group	1,877
Ecodeco Group	212
Total	**2,205**

No impairment indicators have come to light during the period under review.

A4) INVESTMENTS

Investments in associates valued at equity

Investments in associates, valued under the equity method, amount to 86 million euro (61 million euro at December 31, 2006).

The following table shows the changes for the period:

Investments in associates (in millions of euro)	**"old scope" of the AEM Group**	**Delmi Group**	**Ecodeco Group**	**Total**
Amount at December 31, 2006	**39**	**22**	-	**61**
Changes for period:				
- acquisitions	8	-	-	8
- sales	-	-	-	-
- revaluations	-	-	-	-
- writedowns	-	-	-	-
- reclassifications	17	-	-	17
- other changes	-	-	-	-
Total changes for the period	**25**	**0**	-	**25**
Amount at June 30, 2007	**64**	**22**	-	**86**

Investments at June 30, 2007, compared with December 31, 2006, show a net increase of 25 million euro mainly due to the reclassification of the investment in AGAM Monza S.p.A. (17 million euro equal to 17.49%) from "Non-current financial assets - financial assets held for sale", and to the acquisition of 3,484,755 shares of the company (8 million euro), raising AEM's interest in AGAM to 24.99%.

In addition:

- no associate is quoted, with the exception of ACSM S.p.A.;
- the financial statements at December 31 2006 of the parent company AEM S.p.A. give key figures for all direct investments in direct associates;
- the consolidated financial statements reflect all of the losses made by associates.

A5) OTHER NON-CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007	*of which included in equity 12.31.2006*	*06.30.2007*
Securities held for trading (HFT)	24	-	24		
Financial assets held to maturity (HTM)	1	-	1		
Loans and receivables (L&R)	62	(2)	60	*39*	*40*
Financial assets due from related parties	1	-	1	*1*	*1*
Financial assets available for sale	418	61	479		
Other financial assets	1	1	2		
Total	**507**	**60**	**567**	*40*	*41*
of which:					
- "Old scope" of the AEM Group	*383*	*43*	*426*		
- Delmi Group	*123*	*16*	*139*		
- Ecodeco Group	*1*	*1*	*2*		

The other non-current financial assets total 567 million euro (507 million euro at December 31, 2006) and are made up of:

- securities held for trading amount to 24 million euro (unchanged compared with December 31, 2006) and relate to the convertible bond loan issued by Metroweb S.p.A., which was fully subscribed by the parent company in accordance with the sale agreement for this investment;
- financial assets held to maturity for 1 million euro (unchanged at December 31, 2006), related to the consolidation of the Delmi Group;
- loans and receivables resulting from operations of 60 million euro (62 million euro at December 31, 2006); these receivables refer solely to the Delmi Group and are mainly made up of the receivable for the financial lease related to the thermoelectric plant of Ibiritermo in compliance with IFRIC 4, as well as of the receivable from IPSE 2000;
- financial assets due from related parties for 1 million euro, the same as at December 31, 2006, relate to the loan granted by the parent company to the associate Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St Petersburg;
- other financial assets for 2 million euro (1 million euro at December 31, 2006) relate exclusively to the Ecodeco Group;

- financial assets available for sale amounting to 479 million euro (418 million euro at December 31, 2006) the changes of which are reported in the following table:

Financial assets available for sale (in millions of euro)	**"old scope" of the AEM Group**	**Delmi Group**	**Ecodeco Group**	**Total**
Amount at December 31, 2006	**357**	**61**	**-**	**418**
Changes for period:				
- acquisition and capital increases		16		16
- sales				0
- revaluations (*)	61	1		62
- writedowns (*)				0
- reclassifications	(17)			(17)
- other changes				0
Total changes for the period	**44**	**17**	**-**	**61**
Amount at June 30, 2007	**401**	**78**	**-**	**479**

(*) revaluations and writedowns refer to the valuation at fair value with contra-entry to an equity reserve.

The changes for the period mainly concerned:

- the reclassification of the investment in AGAM Monza S.p.A. (17 million euro) to "Investments";
- the increase (61 million euro) in the measurement of the investment in ATEL SA at fair value;
- the increase in capital of the Delmi Group (16 million euro) for the amounts invested in Terminale GNL Adriatico;
- the revaluations, for 1 million euro, relative to the Delmi Group.

The investments included under long-term financial assets, both consolidated and non-consolidated, and the investments carried at equity or at fair value are listed in attachments 3, 4, 5, 6, 7 and 8 to the explanatory notes.

A6) DEFERRED TAX ASSETS

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Deferred tax assets	**263**	**(1)**	**262**
of which:			
- "Old scope" of the AEM Group	*187*	*8*	*195*
- Delmi Group	*67*	*(5)*	*62*
- Ecodeco Group	*9*	*(4)*	*5*

They amount to 262 million euro (263 million euro at December 31, 2006) and relate principally to taxes on taxed risk provisions, taxes on amortisation, depreciation and writedowns of non-current assets, the benefit of carry-forward tax losses, as well as taxes arising from the application of IAS 39 on financial instruments.

A7) OTHER NON-CURRENT RECEIVABLES

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Other non-current receivables	**46**	**(18)**	**28**
of which:			
- "Old scope" of the AEM Group	*3*	*(2)*	*1*
- Delmi Group	*43*	*(16)*	*27*
- Ecodeco Group	-	-	-

Other non-current receivables amount to 28 million euro (46 million euro at December 31, 2006). The decrease, 18 million euro, derives principally from the lower receivables of the Delmi Group in connection with tax credits for which reimbursement was received during the period under review.

A8) RESTRICTED OR PLEDGED DEPOSITS

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Restricted or pledged deposits	2	7	9
of which:			
- "Old scope" of the AEM Group	-	-	-
- Delmi Group	*2*	*7*	*9*
- Ecodeco Group	-	-	-

At June 30, 2007, this item amounts to 9 million euro and relates exclusively to the Delmi Group; it is made up, for 2 million euro, by restricted bank deposits tied to Project Financing contracts and, for 7 million euro, by the balance of the non-interest bearing restricted deposit deriving from the sale of Serene S.p.A. payment of which depends on the future evolution of the CIP 6/92 regulations.

A9) OTHER NON-CURRENT ASSETS

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Other non-current assets	5	-	5
of which:			
- "Old scope" of the AEM Group	*4*	-	*4*
- Delmi Group	-	-	-
- Ecodeco Group	*1*	-	*1*

This caption shows balance of 5 million euro, the same as at December 31, 2006.

B) CURRENT ASSETS

B1) INVENTORIES

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
- Materials	*30*	*6*	*36*
- Inventory obsolescence reserve	*(1)*	*-*	*(1)*
- Fuel	*209*	*(41)*	*168*
- Other	*-*	*-*	*-*
Raw, ancillary and consumable materials	238	(35)	203
- Finished products and goods for resale	6	-	6
- Contract work in progress	13	2	15
- Advance payments	-	-	-
Inventories	**257**	**(33)**	**224**
of which:			
- "Old scope" of the AEM Group	*87*	*(5)*	*82*
- Delmi Group	*156*	*(30)*	*126*
- Ecodeco Group	*14*	*2*	*16*

At June 30, 2007, inventories amount to 224 million euro (257 million euro at December 31, 2006), of which 126 million euro refer to the Delmi Group and 16 million euro to the Ecodeco Group; they show an overall decrease of 33 million euro compared with the end of the previous year. The main changes for the period concerned:

- the increase in inventories of materials (6 million euro), due to the increase in inventories of the Delmi Group;
- the decrease in fuel inventories for the period (41 million euro), essentially due to the use of the natural gas stocked by the Delmi Group, as well as the decrease in inventories of Plurigas S.p.A. depending on the seasonal nature of the business;
- the increase in contract work in progress (2 million euro), particularly for the Ecodeco Group.

The book value of materials in inventory was written down to current value by means of an obsolescence reserve. This reserve, which at June 30, 2007, amounted to 1 million euro, remained unchanged versus December 31, 2006, was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.

B2) CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007	*of which included in equity* 12.31.2006	06.30.2007
Trading investments (HFT)	5	1	6	*5*	*6*
Financial assets held to maturity (HTM)	-	-	-		
Loans and receivables (L&R)	14	(13)	1	*14*	*1*
Financial assets available for sale	-	-	-		
Other financial assets	-	-	-		
Financial assets due from related parties	-	-	-		
Total	**19**	**(12)**	**7**	*19*	*7*
of which:					
- "Old scope" of the AEM Group	-	-	-		
- Delmi Group	*19*	*(12)*	*7*		
- Ecodeco Group	-	-	-		

This caption at June 30, 2007 shows a balance of 7 million euro (19 million euro at December 31, 2006), and relates exclusively to the Delmi Group; the decrease compared with December 31, 2006 is due to lower loans and receivables originated by the company, partly offset by the increase in trading investments following the adjustment to market value of the investments held.

B3) CURRENT DERIVATIVES

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007	*of which included in equity* 12.31.2006	06.30.2007
Current derivatives	**71**	**39**	**110**	*47*	*79*
of which:					
- "Old scope" of the AEM Group	*33*	*16*	*49*		
- Delmi Group	*38*	*22*	*60*		
- Ecodeco Group	-	*1*	*1*		

At June 30, 2007 this caption amounts to 110 million euro (71 million euro at December 31, 2006) and is made up of:

- 38 million euro (27 million euro at December 31, 2006) of the valuation at fair value of derivatives hedging the interest rate risk on the bond loan , and of the valuation at fair value of derivatives hedging the interest rate risk on committed bank lines of credit and of the Edipower loan;

- 11 million euro (6 million euro at December 31, 2006) for the valuation at fair value of the derivatives stipulated to hedge the price risk on fuel and electricity;
- 60 million euro (38 million euro at the end of the previous year) from consolidation of the Delmi Group, relating to transactions in derivatives on interest rates (39 million euro), exchange rates (2 million euro) and commodities (19 million euro);
- 1 million euro, from derivatives of the Ecodeco Group.

Compared with December 31, 2006, there has been an increase in the derivatives hedging committed bank credit lines of 13 million euro, following its adjustment to fair value at June 30, 2007, as well as an increase in the valuation of derivatives of the Delmi Group, (22 million euro) in particular those referring to interest rate swap contracts related to the loan stipulated by Transalpina di Energia S.r.l..
See the paragraph entitled "Other Information" for further disclosure about derivatives.

B4) TAXES RECEIVABLE

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Tax receivables	**54**	**(4)**	**50**
of which:			
- "Old scope" of the AEM Group	*44*	(6)	*38*
- Delmi Group	*8*	*1*	*9*
- Ecodeco Group	*2*	*1*	*3*

At June 30, 2007 this caption amounts to 50 million euro (54 million euro at December 31, 2006); The decrease of the period, of 4 million euro, is mainly due to the reduction in taxes receivable relating to the "old scope" of the AEM Group, 6 million euro, partly offset by an increase in amounts due from tax authorities relating to the Delmi Group, 1 million euro and to the Ecodeco Group 1 million euro.

B5) TRADE AND OTHER RECEIVABLES

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Receivables from customers			
Receivables from customers	1,650	(415)	1,235
Reserve for bad and doubtful accounts	(49)	(9)	(58)
Total receivables from customers	*1,601*	*(424)*	1,177
Receivables from affiliates			
- parent entity	42	2	44
- associates	23	22	45
Total receivables from affiliates	*65*	*24*	*89*
Other receivables			
- due to the Electricity Equalisation Fund	50	1	51
- advances to suppliers	4	1	5
- due from personnel	-	1	1
- miscellaneous receivables	129	33	162
Total other receivables	*183*	*36*	*219*
Total	**1,849**	**(364)**	**1,485**
of which:			
- "Old scope" of the AEM Group	*725*	*(62)*	*663*
- Delmi Group	*1,069*	*(302)*	*767*
- Ecodeco Group	*55*	*-*	*55*

At June 30, 2007 trade and other receivables amount to 1,485 million euro (1,849 million euro at December 31, 2006), of which 767 million euro relate to the Delmi Group and 55 million euro to the Ecodeco Group. They show a decrease of 364 million euro mainly because of the decline in receivables from customers for sales of electricity and gas, partly offset by an increase in receivables from related parties and other receivables.

At June 30, 2007 the provision for bad and doubtful accounts amounts to 58 million euro with an increase of 9 million euro compared with the end of the previous year. This provision is considered adequate to cover the risk to which it refers; movements are shown in the table below:

(in millions of euro)	Amount at 12.31.2006	Provision	Utilisations	Other changes	Amount at 06.30.2007
Provision for bad and doubtful accounts from users and customers	49	10	(3)	2	58

B6) CASH AND CASH EQUIVALENTS

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Bank and postal deposits	253	(4)	249
Cash and cash equivalents	-	-	-
Receivables for financial transactions	-	348	348
Total	**253**	**344**	**597**
of which:			
- "Old scope" of the AEM Group	*23*	*9*	*32*
- Delmi Group	*149*	*342*	*491*
- Ecodeco Group	*81*	*(7)*	*74*

Liquid funds at June 30, 2007 amount to 597 million euro (253 million euro at December 31, 2006) including the consolidation of the Delmi Group, 491 million euro, and of the Ecodeco Group, 74 million euro.
The increase compared with December 31, 2006, 344 million euro, is due to:

- higher receivables for repo transactions by the Delmi Group (342 million euro) as a result of higher liquid funds being available following the increase in capital by third parties exercising the Edison warrants;
- the increase in liquid funds of the "old scope" of the AEM Group (9 million euro);
- lower liquid funds of the Ecodeco Group (7 million euro).

Cash at bank includes interest accrued but not yet credited at the period-end.

B7) OTHER CURRENT ASSETS

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007
Other current assets	**13**	**8**	**21**
of which:			
- "Old scope" of the AEM Group	*12*	*8*	*20*
- Delmi Group	-	-	-
- Ecodeco Group	*1*	-	*1*

These are shown in the financial statements for 21 million euro (13 million euro at December 31, 2006).

C) NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12.31.2006	Changes of the period	Amount at 06.30.2007	*of which included in equity* 12.31.2006	*of which included in equity* 06.30.2007
Non-current assets held for sale	**116**	**(108)**	**8**	*9*	-
of which:					
- "Old scope" of the AEM Group	*0.5*	*(0.5)*	-		
- Delmi Group	*115.5*	*(115.5)*	-		
- Ecodeco Group	-	*8*	*8*		

At June 30, 2007 this caption shows a balance of 8 million euro and relates exclusively to the Ecodeco Group, in particular to the assets involved in certain businesses held for sale. At December 31, 2006 this caption included the assets relating to the investments in Mestni Plinovodi d.o.o. and Serene S.p.A. which were sold off during the period under review.

LIABILITIES AND EQUITY

D) SHAREHOLDERS' EQUITY

Shareholders' equity, which at June 30, 2007 amounts to 4,278 million euro (3,972 million euro at December 31, 2006), is detailed in the table below:

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007
Equity pertaining to the Group:			
Share capital	936	-	936
(Treasury shares)	(25)	(22)	(47)
Legal reserve	94	8	102
Other reserves	673	212	885
Net profit for the year	295	(295)	-
Net profit for the period	-	116	116
Total equity pertaining to the Group	**1,973**	**19**	**1,992**
Minority interests	1,999	287	2,286
Total shareholders' equity	**3,972**	**306**	**4,278**

EQUITY PERTAINING TO THE GROUP

The overall movement in equity pertaining to the Group is the result of the combined effect of the net profit for the period (116 million euro), the dividends distributed by the parent company AEM S.p.A. (125 million euro) and other positive changes (28 million euro), which mainly include the positive effects of the IAS 32 and 39 valuations of derivatives used as cash flow hedges and of available for sale investments (67 million euro), and the negative effects of valuing the put option on the Delmi shares (21 million euro). See the paragraph on "Consolidation procedures" to further discussion of this last point. The dividend that was distributed amounted to 0.07 euro per share.

D1) SHARE CAPITAL

At June 30, 2007 the share capital totals 936 million euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

D2) TREASURY SHARES

At June 30, 2007 treasury shares amounted to 47 million euro (25 million euro at December 31, 2006) and relate to 24,059,850 treasury shares held by the company (16,159,850 shares at December 31, 2006). The increase is due to the purchase of 7,900,000 treasury shares during the period under review. This item has been deducted from equity in accordance with IFRS.

D3) LEGAL RESERVE

At June 30, 2007 it amounts to 102 million euro. The increase compared with the financial statements for the year ended at December 31, 2006 is equal to 8 million euro and is attributable to the allocation to this reserve of 5% of the previous year's net profit, as required by article 2430 of the Italian Civil Code.

D4) OTHER RESERVES

Other reserves, amounting to 885 million euro at June 30, 2007 (673 million euro at December 31, 2006), include the positive adjustments of previous periods, the consolidation adjustments relating to the figures booked in the prior year financial statements of the Group companies and the retained earnings of certain subsidiaries. It also includes the cash flow hedge reserve for the valuation, at June 30, 2007, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale".

Other reserves also include the effects of applying IAS 32 paragraph 23 to the put options stipulated by Delmi with Dolomiti Energia S.p.A. (DE) and Società Elettrica Altoatesina SEL S.p.A. (SEL). As explained in detail in the paragraph on "Consolidation policies and procedures", the difference between the present value of the strike price of these put options and the book value of the minority interests is booked as a reduction of Group equity (if positive) or as an increase in Group equity (if negative).
At December 31, 2006 this difference was negative for 17 million euro, whereas at June 30, 2007 it is positive for 4 million euro. The effect for the period is therefore a reduction in Group equity of 21 million euro.

D5) NET PROFIT FOR THE PERIOD

Net profit amounts to 116 million euro and includes the result for the period.

D6) MINORITY INTERESTS

At June 30, 2007 this totals 2,286 million euro (1,999 million euro at December 31, 2006) and represents the portion of capital, reserves and net result pertaining to minority interests. The increase (287 million euro) is due to the net profit for the period of 91 million euro, the exercising of the Edison warrants which entailed an increase of 351 million euro, the subscription of the Ecodeco and Fertilvita options which involved a decrease of 93 million euro, the distribution of dividends which involved a reduction of 73 million euro and other changes, with a positive impact of 11 million euro, which includes the change in reserves deriving from the application of IAS 32 and 39 for 6 million euro. For further information on the exercise of the Edison warrants and on the valuation of the Ecodeco and Fertilvita options, see the paragraph on "Consolidation procedures".

The following are the "Reconciliation between the AEM S.p.A.'s net result and the net result of the Group" and the "Reconciliation between the AEM S.p.A.'s equity and the equity pertaining to the Group".

Reconciliation between the AEM S.p.A.'s net result and the net result of the Group

(in millions of euro)	06.30.2007
Net result of AEM S.p.A.	**110**
Intercompany dividends eliminated from the consolidated financial statements	(105)
Results of subsidiaries, associates and joint ventures not included in the financial statements of AEM S.p.A.	112
Other consolidation adjustments	(1)
Net result of the Group	**116**

Reconciliation between the AEM S.p.A.'s equity and the equity pertaining to the Group

(in millions of euro)	06.30.2007
Equity of AEM S.p.A.	**2,265**
- Elimination of the residual portion of the equity reserve resulting from the intercompany profit on the transfer of businesses	(687)
- Retained earnings/Accumulated losses	400
- Intercompany dividends eliminated from the consolidated financial statements	(105)
- Results of subsidiaries, associates and joint venture not included in the financial statements of AEM S.p.A.	112
- Other consolidation adjustments	7
Equity pertaining to the Group	**1,992**

E) LIABILITIES

E1) NON-CURRENT LIABILITIES

E1 – 1) Medium/long term financial liabilities

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007	*of which included in equity* 12.31.2006	06.30.2007
Non-convertible bonds	1,141	(25)	1,116	*1,141*	*1,116*
Convertible bonds	-	-	-		
Payables to shareholders for loans	-	-	-		
Due to banks	1,665	525	2,190	*1,665*	*2,190*
Due to other providers of finance	256	(34)	222	*256*	*222*
Derivatives	3	-	3	*3*	*3*
Finance lease payables	53	(8)	45	*53*	*45*
Securities issued	-	-	-		
Total	**3,118**	**458**	**3,576**	*3,118*	*3,576*
of which:					
- "Old scope" of the AEM Group	*632*	*108*	*740*		
- Delmi Group	*2,449*	*355*	*2,804*		
- Ecodeco Group	*37*	*(5)*	*32*		

Medium/long-term financial liabilities amount to 3,576 million euro (3,118 million euro at December 31, 2006) and have increased by 458 million euro essentially due to:

- the reduction in non-convertible bonds (25 million euro) as a result of the valuation at fair value of the bond loan issued by AEM S.p.A. in October 2003 and placed on the international Eurobond market, which entailed a reduction of 12 million euro, and the valuation at amortised cost of the bond loans issued by Delmi Group, which entailed a decrease of 13 million euro;
- the increase in amounts due to banks (525 million euro) following the renegotiation of the Edipower loan which led to its reclassification from "Current liabilities" to "Non-current liabilities" (810 million euro), partly offset by the repayment of certain bank loans (285 million euro);
- the reduction in amounts due to other providers of finance (34 million euro) for reclassification of the current portions to current liabilities;
- the decrease of 8 million euro in lease payables mainly due to the reclassification (3 million euro) to financial liabilities - current portion of payables to leasing companies for the sale and lease-back transaction by AEM S.p.A. in 2001 of the building in Corso di Porta Vittoria, Milan, and the decrease following repayment of the lease payables of the Delmi Group(3 million euro) and of the Ecodeco Group (2 million euro).

The valuation of the derivative on the bond loan at fair value is included in "Current derivatives" under current assets.

The balance of non-convertible bonds at June 30, 2007 includes an amount of 496 million euro for the above mentioned bond loan issued by AEM S.p.A. and an amount of 620 million euro for the following bond loans issued by Edison S.p.A. and already considered for AEM's 50% share:

(in millions of euro)	Expiry	Nominal value in circulation	Amortised cost	Fair value
Euro Medium Term Notes:				
Edison Spa	12/10/2010	350.0	365.5	363.0
Edison Spa	07/19/2011	250.0	254.5	257.0
Total		**600.0**	**620.0**	**620.0**

Note that the Edison bonds were valued at fair value at the time that control was acquired by Transalpina di Energia, which involved booking higher debt at June 30, 2007 of 28 million euro, of which 8 million euro is included in short-term liabilities.

The nature and content of medium/long-term loans are explained in the section "Other information" – "Debt, Risk of Default and Covenants of the AEM Group".

E1 – 2) Deferred tax liabilities

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007
Deferred tax liabilities	**769**	**29**	**798**
of which:			
- "Old scope" of the AEM Group	*211*	*21*	*232*
- Delmi Group	*548*	*3*	*551*
- Ecodeco Group	*10*	*5*	*15*

These relate mainly to the temporary differences that arose on the transition to IFRS following the adoption of fair value as the deemed cost for the non-current assets of the Delmi Group and of Edipower S.p.A.

E1 – 3*) Employee benefits*

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007
Employee benefits	**210**	**(5)**	**205**
of which:			
- "Old scope" of the AEM Group	*171*	*(4)*	*167*
- Delmi Group	*36*	*-*	*36*
- Ecodeco Group	*3*	*(1)*	*2*

At June 30, 2007 this caption amounts to 205 million euro (210 million euro at December 31, 2006) and is made up of:

- Severance indemnities

  Severance indemnities represent a form of personnel remuneration which is paid on a deferred basis when the person leaves the company. It accrues in proportion to the duration of the employment relationship and for the company represents an additional element in the purchase of labour.

  This amounts to 107 million euro (108 million euro at December 31, 2006) and includes the total liability for severance indemnities accrued by employees on the books at June 30, 2007, net of advances as per article 1 of Law 297 of May 29, 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the period.

  In line with IAS 19, this item has been determined according to the "projected unit credit method" which calculates the liability in proportion to the years of service already matured at the balance sheet date, compared with the total period of service that could be rendered.

  The changes during the period relate to provisions of 6 million euro, utilisations of 6 million euro and other negative net changes of 1 million euro.

  The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2007	2006
Discount rate	min.4.00 % - max.4.50%	min.4.00 % - max.4.50%
Rate of increase in labour cost	min. 2.00% - max.3.50%	min. 2.00% - max.3.50%
Annual inflation rate	min.1.50% - max.2.00%	min.1.50% - max.2.00%

- Employee benefits

  This caption amounts to 98 million euro (102 million euro at December 31, 2006) and is made up of:

  - 52 million euro (54 million euro at December 31, 2006) for the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus.
  - 38 million euro (40 million euro at December 31, 2006), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing. This provision, which is considered sufficient at June 30, 2007 to cover the risk to which it refers, went down by 2 million euro compared with December 31, 2006 due to utilisations during the period;
  - 8 million euro (8 million euro at December 31, 2006) for the present value, calculated on an actuarial basis, of payments in lieu of notice which are accruing and will be paid to employees who are entitled to them on termination of their employment. The methods of calculating the amount of this provision are already in line with the requirements of IAS 19.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

	2007	2006
Discount rate	min. 4.00 % - max. 4.50%	min.4.00 % - max. 4.50%
Rate of increase in labour cost	min. 2.00% - max. 3.50%	min. 2.00% - max. 3.50%
Annual inflation rate	min.1.50% - max. 2.00%	min.1.50% - max. 2.00%

Changes for the period are shown below:

(in millions of euro)	Balance at 12.31.2006	Provision	Utilisations	Reclassification	Other changes	Balance at 06.30.2007
Severance indemnities	108	6	(6)	1	(2)	107
Payments in lieu of notice	-					-
Employee benefits	102	1	(3)		(2)	98
Total	**210**	**7**	**(9)**	**1**	**(4)**	**205**

E1 – 4) *Provisions for risks*

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007
Provisions for risks	**618**	**(11)**	**607**
of which:			
- "Old scope" of the AEM Group	*133*	*2*	*135*
- Delmi Group	*440*	*(11)*	*429*
- Ecodeco Group	*45*	*(2)*	*43*

At June 30, 2007 these provisions amount to 607 million euro (618 million euro at December 31, 2006) and refer to:

- potential charges relating to outstanding disputes with local entities regarding local taxes and water off-take surcharges, and with social security institutions for contributions that they claim have not been paid, for a total of 110 million euro (102 million euro at December 31, 2006);
- the provision to cover the risk arising from the dispute with the Authority for Electricity and Gas regarding the method of calculating the update of the raw material component of the tariffs applied to sales to end-customers, 4 million euro (9 million euro at December 31, 2006). The decrease is due to the release of part of the provision following recent announcements by the Authority for Electricity and Gas, which reduced the risk relating to 2005;
- provisions for outstanding disputes with personnel and third parties and potential liabilities related to operations, 21 million euro (22 million euro at December 31, 2006) of which 19 million euro relates to Edipower S.p.A.; the decrease is essentially attributable to the lower provisions made by Edipower S.p.A. and, in particular, to provisions for environmental restoration and for disputes with third parties;
- provisions for risks of the Delmi Group, 429 million euro (440 million euro at December 31, 2006), made up as follows:

(in millions of euro)	Balance at 12.31.2006	Provision	Utilisations	Other	Balance at 06.30.2007
- Tax disputes	11			1	12
- Disputes, litigation and settlements	85	2	(2)	1	86
- Charges relating to contractual guarantees on sales of investments	75		(13)		62
- Provisions for dismantling and reclamation of industrial sites	130	3			133
- Environmental risks	35		(1)	6	41
- Risks on investments	9	1			10
- Other risks and charges	95	5	(6)	(9)	85
Total Provisions for charges and risks Delmi Group	**440**	**11**	**(22)**	**(1)**	**429**

- provisions for risks of the Ecodeco Group relating to the disposal of leachate, environmental restoration and "post-mortem" costs of refuse dumps, 43 million euro (45 million euro at December 31, 2006).

Changes for the period are shown below:

(in millions of euro)	Balance at 12.31.2006	Provision	Utilisations	Other changes	Balance at 06.30.2007
Provisions for risks	618	13	(1)	(23)	607

E1 – 5) Other non-current liabilities

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007
Other non-current liabilities	**194**	**27**	**221**
of which:			
- "Old scope" of the AEM Group	-	-	-
- Delmi Group	*194*	*27*	*221*
- Ecodeco Group	-	-	-

At June 30, 2007 these amount to 221 million euro (194 million euro at December 31, 2006) and relate essentially to the non-current portion of payables in connection with the Delmi options as explained in the section on "Consolidation policies and procedures", as well as to guarantee deposits and amounts due to employees of the Delmi Group.

E2) CURRENT LIABILITIES

E2 – 1) Trade and other payables

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007
Advances	53	(5)	48
Trade payables	1,317	(261)	1,056
Trade payables to related parties:	10	(3)	7
- parent entity	*5*	*(3)*	*2*
- associates	*5*	*0*	*5*
Payables to social security institutions	22	5	27
Other payables	484	298	782
Total	**1,886**	**34**	**1,920**
of which:			
- "Old scope" of the AEM Group	*756*	*117*	*873*
- Delmi Group	*1,080*	*(172)*	*908*
- Ecodeco Group	*50*	*89*	*139*

Trade and other payables amount to 1,920 million euro (1,886 million euro at December 31, 2006) and report an increase of 34 million euro as a result of the following:

- the decrease of 5 million euro in advances from customers mainly due to the decline in advance payments paid by the "old scope" of the AEM Group and by Delmi Group;
- the decrease of 261 million euro in payables to suppliers, due to the decreases in payables of the Delmi Group, 168 million euro, and in payables of the "old scope" of the AEM Group, 83 million euro, as well as those of the Ecodeco Group, 10 million euro;
- the decrease of 3 million euro in payables to the Municipality of Milan;
- the increase of 5 million euro in payables to social security institutions;
- the increase of 298 million euro in other payables is mainly caused by the booking of payables relating to the valuation of the options to buy 70% of Ecodeco, the adjustment of the current portion of the payables relating to the Delmi options, the adjustment of the amount due to the financing partners of Edipower S.p.A. in connection with the put & call options for the portions pertaining to AEM S.p.A. (4%) and the Delmi Group (10%, to be considered 50%), as well as an increase in the amounts due to the Electricity Equalisation Fund. See the paragraph on "Consolidation procedures" for further details on the valuation of options on Group company shares or quotas.

E2 – 2) Tax liabilities

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007
Tax liabilities	**86**	**28**	**114**
of which:			
- "Old scope" of the AEM Group	*36*	*14*	*50*
- Delmi Group	*47*	*9*	*56*
- Ecodeco Group	*3*	*5*	*8*

Taxes payables amount to 114 million euro (86 million euro at December 31, 2006) and show an increase of 28 million euro, mainly due to higher payables to the tax authorities of the "old scope" of AEM (14 million euro), of the Delmi Group (9 million euro) and of the Ecodeco Group (5 million euro). These taxes are all due within one year.

E2 – 3) Short-term financial liabilities

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007	*of which included in equity*	
				12.31.2006	*06.30.2007*
Non-convertible bonds	741	22	763	*741*	*763*
Convertible bonds	-	-	-		
Payables to shareholders for loans	-	-	-		
Due to banks	1,221	(702)	519	*1,221*	*519*
Due to other providers of finance	116	(33)	83	*116*	*83*
Derivatives	42	-	42	*14*	*10*
Finance lease payables	16	1	17	*16*	*17*
Securities issued	-	-	-		
Financial payables to related parties	25	(13)	12	*25*	*12*
Total	**2,161**	**(725)**	**1,436**	***2,133***	***1,404***
of which:					
- "Old scope" of the AEM Group	*630*	*(76)*	*554*		
- Delmi Group	*1,495*	*(650)*	*845*		
- Ecodeco Group	*36*	*1*	*37*		

Short-term financial liabilities amount to 1,436 million euro (2,161 million euro at December 31, 2006) and show a decrease of 725 million euro, as detailed below:

- the increase of 22 million euro in bond loans of the Delmi Group;
- the decrease of 702 million euro in the amounts due to banks is mainly due to a new loan taken out by Edipower S.p.A. following renegotiation of the debt, which involved its allocation to non-current financial liabilities;
- the decrease in the amounts due to other providers of finance of 33 million euro is mainly due to extinction of the payable for the put option on the residual 20% of Finel S.p.A. (Delmi Group), which was exercised by EDF International;
- the increase of 1 million euro in finance lease payables is mainly due to the Ecodeco Group;
- the decrease of 13 million euro, in financial payables from related parties concerning the fall in the balance on the current account which regulates financial dealings between AEM S.p.A. and the Municipality of Milan.

The following table gives details of the bond loans of the Delmi Group, already considered for AEM's 50% share.

(in millions of euro)	Expiry	Nominal value in circulation	Amortised cost	Fair value
Euro Medium Term Notes:				
Edison Spa	07/20/2007	300.0	321.5	321.5
Italenergia Spa	08/26/2007	415.0	422.5	422.0
Total		**715.0**	**744.0**	**743.5**

The book balance of the non-convertible bonds also includes the short-term portions of the bond loans falling due beyond 12 months for the coupons that are still to fall due (11 million euro) and for the fair value booked at the time of the "Purchase Price Allocation" (8 million euro).

The payables for derivatives relate for 10 million euro to transactions on interest rates and for 32 million euro to transactions on exchange rates and commodities.

E2 – 4) OTHER LIABILITIES

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007
Other liabilities	**11**	**8**	**19**
of which:			
- "Old scope" of the AEM Group	*10*	*8*	*18*
- Delmi Group	-	-	-
- Ecodeco Group	*1*	-	*1*

At June 30, 2007 this caption amounts to 19 million euro (11 million euro at December 31, 2006). The increase is essentially due to the "old scope" of the AEM Group.

F) LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Balance at 12.31.2006	Changes for the period	Balance at 06.30.2007	*of which included in equity* 12.31.2006	*of which included in equity* 06.30.2007
Liabilities directly associated with non-current assets held for sale	**69**	**(61)**	**8**	32	-
of which:					
- "Old scope" of the AEM Group	-	-	-		
- Delmi Group	*69*	*(69)*	-		
- Ecodeco Group	-	*8*	*8*		

At June 30, 2007 this caption shows a balance of 8 million euro and refers exclusively to the Ecodeco Group in connection with liabilities relating to certain businesses of the Ecodeco Group that are held for sale. At December 31, 2006 it amounted to 69 million euro and referred to liabilities held for sale as required by IFRS 5 and in particular to Serene S.p.A..

G) NET FINANCIAL DEBT

(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)

The following table gives details of net financial debt:

(in millions of euro)	Notes	06/30/2007	12/31/2006
Bonds - non-current portion	*E1 - 1)*	1,116	1,141
Bank loans - non-current portion	*E1 - 1)*	2,190	1,665
Due to other providers of finance - non-current portion	*E1 - 1)*	222	256
Finance leases - non-current portion	*E1 - 1)*	45	53
Financial liabilities - non-current portion	*E1 - 1)*	3	3
Total medium/long-term debt		**3,576**	**3,118**
Financial assets - non-current portion	*A 5)*	(41)	(40)
Medium/long-term loans		**(41)**	**(40)**
Total net non-current debt		***3,535***	***3,078***
Bonds - current portion	*E2 - 3)*	763	741
Bank loans - current portion	*E2 - 3)*	519	1,221
Due to other providers of finance - current portion	*E2 - 3)*	83	116
Finance leases - current portion	*E2 - 3)*	17	16
Financial liabilities - parent entity	*E2 - 3)*	12	25
Financial liabilities - current portion	*E2 - 3)*	10	14
Financial payables to companies held for sale	*F)*		32
Total short-term debt		**1,404**	**2,165**
Current financial assets	*B 2) - B 3)*	(86)	(66)
Total short-term financial receivables		**(86)**	**(66)**
Cash and cash equivalents	*B 6)*	(597)	(253)
Cash and cash equivalents included in assets held for sale	*C)*		(9)
Total net current debt		***721***	***1,837***
Net debt		***4,256***	***4,915***

Note that the section entitled "Summary of results, assets and liabilities and financial position" in the report on operations includes comments on the cash flow statement, while details on related party transactions are given in note no. 21.

NOTES TO THE STATEMENT OF INCOME ITEMS

Changes compared with June 30, 2006:

As mentioned earlier (see paragraph on "Scope of consolidation"), 70% of the Ecodeco Group's result at June 30, 2007 has been attributed to minority interests. Bear in mind that in the income statement of the AEM Group at June 30, 2006, the Ecodeco Group's results were fully consolidated only from April 1, 2006, whereas in the previous period (from January 1, 2006 to March 31, 2006) it was carried at equity as AEM S.p.A. only held 30%.

From September 30, 2006 the scope of consolidation also includes Valdisotto Energia S.r.l.; it was acquired by the AEM Group and subsequently merged with AEM Energia S.p.A.

From January 1, 2007, the investment in ACSM S.p.A. is consolidated at equity. Given the lack of up-to-date figures at June 30, 2007, the consolidation includes the figures for the six months from September 30, 2006 to March 31, 2007, a delay of one quarter as laid down in IAS 27 paragraph 27. AEM S.p.A. did not hold this investment during the first half of 2006.

The investment in AGAM S.p.A. is consolidated at equity from April 1, 2007 as it exceeded 20% with AEM gaining a significant influence. In the first half of 2006 this investment was carried at purchase cost as it related to an unquoted company.

It follows that the consolidated income statement figures at June 30, 2007 are not entirely comparable with those of the previous year. However, the impact on the results of changes in the scope and methods of consolidation can be considered marginal for the purposes of comparing the two periods.

Changes in accounting policy as per IAS 8 with retroactive effect (restatement of the figures at June 30, 2006 and December 31, 2006):

In order to ensure comparability of the figures following the change in accounting policy as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the results at June 30, 2006 (and therefore also at December 31, 2006) show the changes caused by the passing of time to the present value of the debt relating to the countervalue of these options as financial charges; this ensures comparability with the income statement figures at June 30, 2007.

Reclassification as per IFRS 5:
Note that, following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net result from these assets at June 30, 2007, has been reclassified to "Net result from non-current assets sold or held for sale".

1) REVENUES

Revenues at June 30, 2007 amount to 3,421 million euro (3,499 million euro at June 30, 2006). The breakdown of the more important revenue items is as follows.

1.1 Revenues from sales

Revenues from sales (millions of euro)	**06.30.2007**	**06.30.2006**
Sale of electricity	2,229	2,170
Distribution, transport and measurement of electricity	213	184
Sale of heat	58	63
Sale and distribution of gas to customers and other companies	618	710
Sales of fuel	45	52
Water sold to civil customers	8	10
Income on operating derivatives	3	
Charges on operating derivatives		(2)
Total revenues from sales	**3,174**	**3,187**
of which:		
- "Old scope" of the AEM Group	*1,138*	*1,098*
- Delmi Group	*2,021*	*2,079*
- Ecodeco Group	*15*	*10*

Revenues from sales amount to 3,174 million euro (3,187 million euro at June 30, 2006) of which 2,021 million euro related to the Delmi Group and 15 million euro to the Ecodeco Group and refer:

- for 2,229 million euro (2,170 million euro at June 30, 2006) to revenues from the sale of electricity to captive customers, to eligible end customers, to wholesalers and institutional operators (Acquirente Unico S.p.A. and Terna S.p.A. - formerly GRTN S.p.A.), also through sales on the Italian Power Exchange. The increase of 59 million euro, which is essentially due to higher quantities sold compared with at June 30, 2006, relates mainly to increases in the revenues of the so-called "old scope" of the AEM Group, 82 million euro, and of the Ecodeco Group, 5 million euro, partly offset by a decrease in those of the Delmi Group, 28 million euro;
- for 213 million euro (184 million euro at June 30, 2006), revenues from the distribution, transport and measurement of electricity; these are stated net of the estimated revenues exceeding the V1 price-cap restriction, as defined in the resolutions of the Authority for Electricity and Gas, and the estimated equalisation charge for distribution costs. The increase of 29 million euro on June 30, 2006 is essentially due to growth in the revenues of the Delmi

Group for 30 million euro, offset by a decrease in those of the "old scope" of the AEM Group for 1 million euro;

- for 58 million euro (63 million euro at June 30, 2006) to revenues from the sale of heat to customers. The decrease of 5 million euro is due for 4 million euro to lower sales by AEM Calore & Servizi S.p.A. because of particularly mild temperatures in the first half of 2007 compared with the previous period, and for 1 million euro to lower revenues on the part of the Delmi Group;
- for 618 million euro (710 million euro at June 30, 2006) to revenues from the sale and distribution of gas. The decrease of 92 million euro compared with the prior year is due for 52 million euro to lower revenues of the Delmi Group and for 40 million euro to lower revenues earned by the "old scope" of AEM because of lower quantities of gas sold and distributed, above all because of the exceptional weather conditions during the period, as well as lower revenues resulting from the loss of the gas distribution concession in the Municipality of Cinisello Balsamo from February 2006.
- for 45 million euro (52 million euro in the same period last year), revenues from the sale of fuel. The overall decrease of 7 million euro is due to lower consolidated revenues on the part of the Delmi Group for 5 million euro and the absence of fuel sales to the industrial partners of Edipower S.p.A. by the "old scope" of the AEM Group which, in the same period last year, amounted to 2 million euro.
- for 8 million euro (10 million euro at June 30, 2006) to revenues from the sale of water to civil customers relating to the Delmi Group;
- for 3 million euro, for income relating to derivative contracts on commodities stipulated by AEM Trading S.r.l.; at June 30, 2006 transactions in derivatives showed a negative balance of 2 million euro.

1.2 Revenues from services

Revenues from services (millions of euro)	**06.30.2007**	**06.30.2006**
Services on behalf of customers and third parties	84	75
Services rendered to the parent entity	12	14
Services to associates	1	
Total revenues from services	**97**	**89**
of which:		
- "Old scope" of the AEM Group	*39*	*39*
- Delmi Group	*4*	*24*
- Ecodeco Group	*54*	*26*

Revenues for services rendered on behalf of third parties, amounting to 97 million euro (89 million euro at June 30, 2006), regarding:

- for 84 million euro (75 million euro at June 30, 2006), revenues from services on behalf of customers and third parties which refer:
  - for 4 million euro (unchanged with respect to June 30, 2006), repayments by ASM S.p.A. of charges relating to thermoelectric output at the Cassano power station, including the period's share of operating costs and capital expenditure;

- for 11 million euro (14 million euro at June 30, 2006), revenues relating to services involved in the management of heat and to facility management services provided by AEM Calore & Servizi S.p.A.;
- for 2 million euro (3 million euro at June 30, 2006), revenues from services in favour of the general public connected to the networks owned by group companies;
- for 9 million euro (4 million euro at June 30, 2006), revenues from miscellaneous services;
- for 4 million euro (24 million euro at June 30, 2006), revenues of the Delmi Group;
- for 54 million euro (26 million euro at June 30, 2006), revenues of the Ecodeco Group relating mainly to waste disposal services;

- for 12 million euro (14 million euro at June 30, 2006), revenues for services to the Municipality of Milan relating to the installation and management of public illumination, video surveillance and urban traffic light systems;
- for 1 million euro, revenues from services to associates.

1.3 Revenues from long-term contracts

(millions of euro)	06.30.2007	06.30.2006
Revenues from long-term contracts	**6**	**11**
of which		
- "Old scope" of the AEM Group	-	-
- Delmi Group	-	-
- Ecodeco Group	*6*	*11*

Revenues from long-term contracts show a positive balance of 6 million euro (11 million euro at June 30, 2006); they relate to the Ecodeco Group and refer to contract work in progress on the construction of plants in Great Britain and Spain.

1.4 Other operating income

Other operating income (millions of euro)	**06.30.2007**	**06.30.2006**
Connection contributions	9	6
Rents paid by associates	1	0
Excess risk provisions	15	6
Other revenues	32	57
Income on operating derivatives	48	86
Charges on operating derivatives	(10)	(14)
Total other revenues and income	**95**	**141**
of which		
- "Old scope" of the AEM Group	*41*	*51*
- Delmi Group	*53*	*89*
- Ecodeco Group	*1*	*1*

Other operating income amounts to 95 million euro (141 million euro at June 30, 2006) and is made up of:

- 9 million euro (6 million euro at June 30, 2006) of connection contributions;
- 1 million euro of rents to associates;
- 15 million euro (6 million euro at June 30, 2006), of overprovisions for certain specific risks, of which 9 million euro relates to the "old scope" of AEM, 5 million euro to the Delmi Group and 1 million euro to the Ecodeco Group;
- 32 million euro (57 million euro at June 30, 2006), of miscellaneous income, of which 13 million euro relates to the Delmi Group. This caption refers essentially to the valuation of the surplus green certificates, to out-of-period income for overprovisions in prior years and to reimbursements for damages and penalties recognised by users, by insurance companies and individuals, as well as to sales of appliances and materials. At June 30, 2006 this caption also included other revenues of a non-recurring nature of Edipower S.p.A., proportionally consolidated for 8 million euro;
- 48 million euro (86 million euro at June 30, 2006) of gains on operating derivatives, of which 36 million euro relates to the Delmi Group. This item relates to commodity differential contracts of the Delmi Group and to premiums collected on differential contracts for sales of electricity stipulated by AEM Trading S.r.l. with Acquirente Unico S.p.A., including the positive assessment of their fair value at June 30, 2007;
- 10 million euro (14 million euro at June 30, 2006) of charges on operating derivatives relating to differential contracts on commodities of the Delmi Group (1 million euro) and charges on differential contracts for the sale of electricity awarded by AEM Trading S.r.l. to the Sole Buyer (9 million euro).

2) OTHER OPERATING INCOME

2.1 Other operating income

Other operating income amounts to 49 million euro (71 million euro at June 30, 2006) and refers only to other operating income of the Delmi Group, mainly concerning the recovery of costs for services provided to joint titleholders of hydrocarbons exploration projects and other revenues of an operating nature.

3) OPERATING COSTS

Operating costs at June 30, 2007 amount to 2,531 million euro (2,643 million euro at June 30, 2006). The main items in this caption are commented on below.

3.1 Raw materials and consumables used

Raw materials and consumables used (millions of euro)	**06.30.2007**	**06.30.2006**
Purchases of power and fuel	1,789	1,987
Change in inventories of fuels	6	(14)
Demineralised industrial water	10	8
Purchases of other fuel	0	1
Purchases of materials	56	48
Change in inventories of materials	(6)	(15)
Income on operating derivatives	(1)	(3)
Charges on operating derivatives	7	4
Total raw materials and consumables used	**1,861**	**2,016**
of which		
- "Old scope" of the AEM Group	*691*	*630*
- Delmi Group	*1,166*	*1,384*
- Ecodeco Group	*4*	*2*

Purchases of raw materials and goods amount to 1,861 million euro (2,016 million euro at June 30, 2006) of which 1,166 million euro relating to the Delmi Group and 4 million euro to the Ecodeco Group. In particular:

- costs for the purchase of power and fuel total 1,789 million euro (1,987 million euro at June 30, 2006) and refer to purchases of power from institutional operators, from other power companies, in Italy and abroad, and on Italian Power Exchange, as well as to purchases of fuel for resale and for hydroelectric production; the decrease compared with 30 June 2006 is due to the lower costs of the Delmi Group for 224 million euro, partially offset by higher costs on the part of the "old scope" of the AEM Group for 26 million euro, the latter being essentially linked to the higher quantities of electricity purchased.

- the change in inventories shows a positive balance of 6 million euro (versus a negative balance of 14 million euro at June 30, 2006), mainly due to lower stocks of natural gas held by Plurigas S.p.A., which are reflected in the financial statements on a proportional basis (40%), partly offset by the stocks of fuel held by the Delmi Group for 1 million euro;
- the cost of demineralised industrial water is 10 million euro (8 million euro at June 30, 2006) relating to the Delmi Group;
- the cost of other fuel purchases is zero (1 million euro at June 30, 2006);
- purchased materials cost 56 million euro (48 million euro at June 30, 2006), net of capitalised expenses relating to investments, including 39 million euro of the Delmi Group and 4 million euro of the Ecodeco Group;
- the change in inventories of materials shows a negative balance, i.e. a lower cost, of 6 million euro (a negative balance of 15 million euro at June 30, 2006), mainly due to the increase in inventories of the Delmi Group (5 million euro) and of the "old scope" of AEM (1 million euro);
- the income on operating derivatives amount to 1 million euro (3 million euro at June 30, 2006) and refer to the hedge contracts stipulated on the fuel purchases made by AEM Trading S.r.l. and AEM Energia S.p.A.;
- the charges on operating derivatives amount to 7 million euro (4 million euro at June 30, 2006) and refer to the derivatives on fuel purchases by AEM Trading S.r.l. and AEM Energia S.p.A., as well as the valuation at fair value (fair value hedge) of the derivatives hedging fluctuations in commodity prices taken out by Plurigas S.p.A.

3.2 Services

Services (millions of euro)	**06.30.2007**	**06.30.2006**
Electricity delivering and transmission charges	288	256
Subcontracted work	79	74
Services	87	84
Services from associates	6	6
Total services used	**460**	**420**
of which		
- "Old scope" of the AEM Group	*113*	*106*
- Delmi Group	*318*	*290*
- Ecodeco Group	*29*	*24*

Services used amount to 460 million euro (420 million euro at June 30, 2006) of which 318 million euro relating to the Delmi Group and 29 million euro to the Ecodeco Group and concern:

- for 288 million euro (256 million euro at June 30, 2006), charges for the use of electricity and gas infrastructure and energy dispatching and regulation charges incurred by AEM Energia S.p.A., AEM Elettricità S.p.A., Plurigas S.p.A. and the Delmi Group for 238 million euro;
- costs for subcontracted work, net of capitalised charges, for 79 million euro (74 million euro at June 30, 2006), including those of the Delmi Group (54 million euro), mainly relating to activities carried out for customers and third parties, and maintenance and repair of company assets;

- other costs, 87 million euro (84 million euro at June 30, 2006), of which 26 million euro relates to costs incurred by the Delmi Group and 29 million euro to those incurred by the Ecodeco Group;
- services from associates for 6 million euro, net of capitalisations, the same as at June 30, 2006.

3.3 Changes in inventories of finished goods

(millions of euro)	06.30.2007	06.30.2006
Changes in inventories of finished goods	**35**	**(9)**
of which		
- "Old scope" of the AEM Group	*-*	*1*
- Delmi Group	*35*	*(10)*
- Ecodeco Group	*-*	*-*

The changes in inventories of finished goods at June 30, 2007 show a positive balance of 35 million euro (negative for 9 million euro at June 30, 2006), essentially due to the change in fuel inventories held for sale by the Delmi Group .

3.4 Other operating costs

Other operating costs (millions of euro)	06.30.2007	06.30.2006
Use of third-party assets	21	19
Use of assets of the parent entity	1	1
Water taxes, duties and fees	69	58
Other expenses	74	85
Income on operating derivatives	-6	-1
Charges on operating derivatives	16	54
Total services used	**175**	**216**
of which		
- "Old scope" of the AEM Group	*78*	*52*
- Delmi Group	*95*	*162*
- Ecodeco Group	*2*	*2*

Other operating costs at June 30, 2007 amount to 175 million euro (216 million euro at June 30, 2006) and consist of:

- use of third-party assets for 21 million euro (19 million euro at June 30, 2006) and mainly refer to concessionary fees for the management of gas and district heating services in the area of certain municipalities close to Milan, vehicle lease instalments, rental expenses and software licence fees, as well as to costs of the Delmi Group, 16 million euro, and costs of the Ecodeco Group, 1 million euro;

- use of third-party assets of 1 million euro (unchanged with respect to June 30, 2006), including the concessionary fees for the management of gas and district heating services in the area of the Municipality of Milan;
- taxes and water fees of 69 million euro (58 million euro at June 30, 2006), of which 4 million euro relating to the Delmi Group and 1 million euro to the Ecodeco Group; they refer essentially to water fees and option rights to buy electricity on the French market, as well as ICI payable by the Group;
- other operating expenses amount to 74 million euro (85 million euro at June 30, 2006), of which 61 million euro relates to the Delmi Group, and refer to the purchase of green certificates, trade association membership fees and out-of-period expenses and underprovisions. At June 30, 2006 this caption includes an amount of 16 million euro reclassified from "Provisions for risks and charges", relating to consolidation of the costs for emission rights of the Delmi Group;
- income on operating derivatives of 6 million euro (1 million euro at June 30, 2006) relates to the hedging contract for the transport capacity fee agreed by AEM Trading S.r.l. with Terna S.p.A. (formerly GRTN S.p.A.);
- charges on operating derivatives amount to 16 million euro (54 million euro at June 30, 2006) and relate for 2 million euro to the hedging contract for the transport capacity fee agreed by AEM Trading S.r.l. with Terna S.p.A. (formerly GRTN S.p.A.), and to charges of the Delmi Group for 14 million euro.

4) LABOUR COSTS

At June 30, 2007, labour cost, net of capitalised costs, amounts to 137 million euro (135 million euro at June 30, 2006), of which 55 million euro relates to the Delmi Group and 7 million euro to the Ecodeco Group, as detailed below:

Labour costs (millions of euro)	**06.30.2007**	**06.30.2006**
Wages and salaries	89	93
Social security charges	30	28
Severance indemnities	7	6
Retirement benefits and similar provisions	1	1
Other costs	10	7
Total labour costs	**137**	**135**
of which		
- "Old scope" of the AEM Group	*75*	*82*
- Delmi Group	*55*	*50*
- Ecodeco Group	*7*	*3*

The increase is essentially due to higher consolidated costs of the Delmi Group, for 5 million euro, consolidation of the Ecodeco Group for the entire half-year for 4 million euro compared with just one quarter in 2006, partly offset by a reduction in labour cost of the "old scope" of the AEM Group for 7 million euro.

The following table shows the average number of employees of AEM S.p.A. and fully consolidated companies broken down by category and type of contract; it does not therefore include the average number of employees of Edipower S.p.A. and Plurigas S.p.A., which are consolidated on a proportional basis, nor those of the Delmi and Ecodeco Groups:

	2007						2006					
	Managers	Electricity	Gas	Metal mechanical industry	Commerce	Total	Managers	Electricity	Gas	Metal mechanical industry	Commerce	Total
Managers	40					40	43					43
Supervisors		76	43	-	6	125		82	36	2	7	127
White-collar workers		997	527	-	142	1,666		1,034	546	25	139	1,744
Blue-collar workers		438	262	-	19	719		468	289		24	781
Total	40	1,511	832	-	167	2,550	43	1,584	871	27	170	2,695

Note that the average number of employees at June 30, 2006 includes the average workforce of the companies held for sale, namely 82 people.

5) GROSS PROFIT FROM OPERATIONS

As a result of these various movements, consolidated gross profit from operations at June 30, 2007 comes to 753 million euro (721 million euro at June30, 2006).

6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS

Depreciation and amortisation, provisions and writedowns (millions of euro)	**06.30.2007**	**06.30.2006**
Amortisation of intangible assets	33	37
Depreciation of property, plant and equipment, of which:	244	219
- 1. ordinary depreciation	*217*	*193*
- 2. depreciation of transferable assets	*27*	*26*
Other writedowns/writebacks of non-current assets	(3)	10
Writedown of receivables included among current assets and liquid funds	14	10
Provisions for risks and charges	12	29
Total depreciation and amortisation, provisions and writedowns	**300**	**305**
of which		
- "Old scope" of the AEM Group	*89*	*100*
- Delmi Group	*194*	*198*
- Ecodeco Group	*17*	*7*

Depreciation and amortisation, provisions and writedowns amount to 300 million euro (305 million euro at June 30, 2006) of which 194 million euro relating to the Delmi Group and 17 million euro to the Ecodeco Group, and are made up of:

- amortisation, 33 million euro (37 million euro at June 30, 2006) of which 30 million euro relate to the Delmi Group, including 8 million euro of hydrocarbon exploration costs; amortisation refers to the costs incurred for the purchase of software licences for limited and unlimited periods of time, concessions for the distribution of gas in neighbouring municipalities to Milan, conversion to natural gas of the municipal central heating plants and district heating plants owned by customers;
- depreciation of property, plant and equipment, of 244 million euro (219 million euro at June 30, 2006), of which 27 million euro (26 million euro at June 30, 2006) relates to the depreciation of freely transferable assets. This caption includes 154 million euro relating to the Delmi Group (of which 17 million euro refers to the depreciation of freely transferable assets) and 15 million euro relating to the Ecodeco Group.
  Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, based on current regulations;
- writebacks di property, plant and equipment, which show a balance of 3 million euro (10 million euro of writedowns at June 30, 2006), which only concern the Delmi Group;
- writedowns of receivables included under current assets, 14 million euro (10 million euro at June 30, 2006), of which 10 million euro relates to the Delmi Group to adjust receivables from customers to their estimated realisable value;
- provisions for risks of 12 million euro (29 million euro at June 30, 2006) made principally by the Parent Company AEM S.p.A. and Group companies for disputes with social security institutions and local entities, and provisions made by Edipower S.p.A. for risks arising from ordinary operations; as well as the provisions made by the Delmi Group, 3 million euro, and those made by the Ecodeco Group, 2 million euro.

7) PROFIT FROM OPERATIONS

As a result of these movements, profit from operations amounts to 453 million euro (416 million euro at 30 June, 2006).

13) FINANCIAL COSTS

Net financial costs amount to 101 million euro (115 million euro at June 30, 2006), of which 58 million euro from consolidation of the Delmi Group and 1 million euro from consolidation of the Ecodeco Group.

Significant items are analysed in notes 8, 9, 10, 11 and 12 below.

8) GAINS/LOSSES ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING

Gains/losses on revaluation of financial assets held for trading (millions of euro)	06.30.2007	06.30.2006
Income from revaluations of financial assets	1	-
a) Of investments	*1*	-
Losses from revaluations of financial assets	5	2
a) Of investments	*5*	*2*
Total gains/losses on revaluation of financial assets held for trading	**(4)**	**(2)**
of which		
- "Old scope" of the AEM Group	-	-
- Delmi Group	*(4)*	*(2)*
- Ecodeco Group	-	-

Gains/losses on revaluation of financial assets show a negative balance of 4 million euro (negative balance of 2 million euro at June 30, 2006), mainly due to consolidation of the Delmi Group.

9) OTHER GAINS/LOSSES ON DERIVATIVES

Other gains (losses) from derivatives (millions of euro)	06.30.2007	06.30.2006
Income on financial derivatives	48	56
Charges on financial derivatives	39	68
Total other gains/losses on derivatives	**9**	**(12)**
of which		
- "Old scope" of the AEM Group	*10*	*28*
- Delmi Group	*(1)*	*(40)*
- Ecodeco Group	-	-

This caption shows a positive balance of 9 million euro (-12 million euro at June 30, 2006) and is made up of:

- income on derivatives, 48 million euro (56 million euro at June 30, 2006), which refers mainly to income on financial derivatives of the Delmi Group (33 million euro), as well as the positive effect of the fair value of the derivatives on the revolving lines of AEM S.p.A.;
- charges on derivatives, for 39 million euro (68 million euro at June 30, 2006), which refer to the Delmi Group (34 million euro) and to "old scope" of the AEM Group deriving from the fair value charge (5 million) and the costs already incurred for the derivative on the interest rate of the bond loan of AEM S.p.A., negative overall for 17 million euro, partly offset by the fair value of the bond loan of AEM S.p.A. (positive for 12 million euro).

The section "Other information" illustrates the nature and content of the derivatives.

10) GAINS/LOSSES ON THE ELIMINATION OF FINANCIAL ASSETS AVAILABLE FOR SALE

Gains/losses on the elimination of financial assets available for sale (millions of euro)	**06.30.2007**	**06.30.2006**
Gains on disposal of financial assets	-	1
Losses on disposal of financial assets	1	-
Total gains/losses on the elimination of financial assets available for sale	**(1)**	**1**
of which		
- "Old scope" of the AEM Group	-	-
- Delmi Group	*(1)*	*1*
- Ecodeco Group	-	-

At June 30, 2007 non-recurring losses on disposal of financial assets amount to 1 million euro (gains of 1 million euro at June 30, 2006), relating exclusively to the Delmi Group.

11) FINANCIAL CHARGES

Financial charges (millions of euro)	**06.30.2007**	**06.30.2006**
Interest expense on current account with the parent entity	1	1
Other:	128	122
Interest on bond loan	*35*	*31*
Banks	*57*	*63*
Miscellaneous	*36*	*28*
Total financial charges	**129**	**123**
of which		
- "Old scope" of the AEM Group	*59*	*53*
- Delmi Group	*67*	*68*
- Ecodeco Group	*3*	*2*

Financial charges come to a total of 129 million euro (123 million euro at June 30, 2006) and concern:

- interest of 1 million euro from the parent entity of AEM S.p.A., the same as the previous year, relating to financial charges accrued on the current account with the Municipality of Milan, which is used to settle financial transactions with AEM S.p.A.;
- financial charges of 128 million euro (122 million euro at June 30, 2006) relating to interest on bond loans for 35 million euro, interest on the Group's exposure to banks of 57 million euro, as well as interest of 36 million euro, including the interest accruing on the loan granted by Cassa Depositi e Prestiti at the time of the acquisition of the ENEL Distribution business. The financial charges of the Delmi Group amount to 67 million euro, whereas those of the Ecodeco Group amount to 3 million euro. The increase of 6 million euro is due for 2 million euro to the booking of interest on the parent company's tax rebate for the years from 1996 to 1999 (see the paragraph on "EC infringement procedure" in Other information), and the increase in interest on bond loans and other financial charges, partly offset by the decrease in charges on the Group's debt exposure.

"Miscellaneous financial charges" include the changes of 4 million euro deriving from the passing of time in the present value of the payable relating to the countervalue of the options stipulated by AEM S.p.A. with Dolomiti Energia S.p.A. and Società Elettrica Altoatesina SEL S.p.A. This amount is substantially in line with the figure at June 30, 2006, which was also shown under miscellaneous financial charges.

12) INCOME/LOSSES FROM FINANCIAL ASSETS

Income (losses) from financial assets (millions of euro)	**06.30.2007**	**06.30.2006**
12.1) Dividend income	5	5
12.2) Income from receivables/securities included in current assets	19	20
12.3) Exchange gains and losses	-	(4)
Total income (losses) from financial assets	**24**	**21**
of which		
- *"Old scope" of the AEM Group*	*7*	*10*
- *Delmi Group*	*15*	*11*
- *Ecodeco Group*	*2*	-

Income from financial assets at June 30, 2007 amounts to 24 million euro (21 million euro at June 30, 2006) and relates to:

- dividend income of 5 million euro (the same as at June 30, 2006), which refers to dividends distributed by the affiliates of AEM S.p.A., as well as to the Delmi Group (1 million euro);
- income from receivables/securities included in current assets for 19 million euro (20 million euro at June 30, 2006), of which 15 million euro relating to the Delmi Group and 1 million euro relating to the Ecodeco Group; this income is essentially interest on bank deposits and interest on other receivables;
- exchange gains/losses at June 30, 2007 show a zero balance (net losses of 4 million euro at June 30, 2006). The balance is the sum of exchange gains for 1 million euro relating to Ecodeco Group and an exchange loss of 1 million euro relating to the Delmi Group.

14) GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY

(millions of euro)	06.30.2007	06.30.2006
Gains and losses on valuation of investments at equity	-	1
of which		
- "Old scope" of the AEM Group	-	-
- Delmi Group	-	*1*
- Ecodeco Group	-	-

At June 30, 2007 this caption shows a balance of less than 1 million euro (positive balance of 1 million euro at June 30, 2006) and includes the net effect of the valuation at equity of certain affiliates of the "old scope" of the AEM Group.

15) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

(millions of euro)	06.30.2007	06.30.2006
Gains (losses) on disposal of property, plant and equipment	3	(2)
of which		
- "Old scope" of the AEM Group	*(1)*	*(1)*
- Delmi Group	*4*	*(1)*
- Ecodeco Group	-	-

At June 30, 2007 this account shows a positive balance of 3 million euro (negative balance of 2 million euro at June 30, 2006) and relates to a gain on disposal of property, plant and equipment mainly relating to the Delmi Group, for 4 million euro, deriving from the sale of certain buildings belonging to the electricity networks already sold to Terna, partly offset by the losses made by the companies of the "old scope" of the AEM Group, of 1 million euro.

16) OTHER NON-OPERATING INCOME

(millions of euro)	06.30.2007	06.30.2006
Other non-operating profits	**13**	**26**
of which		
- *"Old scope" of the AEM Group*	-	-
- *Delmi Group*	*13*	*26*
- *Ecodeco Group*	-	-

This caption at June 30, 2007 amounts to 13 million euro (26 million euro at June 30, 2006) deriving exclusively from the Delmi Group and refers to the cancellation of guarantees given on the sale of investments and on settlement of certain disputes for which the risk provision made turned out to be higher than the amount of the settlement.

Note that this item refers to income not directly relating to the Group's industrial or financial operations.

17) OTHER NON-OPERATING COSTS

(millions of euro)	06.30.2007	06.30.2006
Other non-operating costs	**9**	**26**
of which		
- *"Old scope" of the AEM Group*	*3*	-
- *Delmi Group*	*6*	*26*
- *Ecodeco Group*	-	-

At June 30, 2007 this caption shows an amount of 9 million euro (26 million euro at June 30, 2006) to supplement provisions for risks and other charges that do not concern the ordinary operations of the Delmi Group, for 6 million euro, and to other non-operating costs of AEM S.p.A. for tax rebates for the years from 1996 to 1999, for 3 million euro (for further details, see the paragraph entitled "EC infringement procedure" in "Other information").

Note that this item refers to charges not directly relating to the Group's industrial or financial operations.

18) INCOME TAX EXPENSE

Income tax expense (millions of euro)	**06.30.2007**	**06.30.2006**
Current taxes	149	162
Deferred tax assets	7	(3)
Deferred tax liabilities	(5)	(165)
Total income tax expense	**151**	**(6)**
of which		
- "Old scope" of the AEM Group	*45*	*67*
- Delmi Group	*99*	*(74)*
- Ecodeco Group	*7*	*1*

Taxes for the period are calculated as follows:

- current taxes for the period, namely IRES and IRAP for 149 million euro, of which 97 million euro for the Delmi Group (93 million euro at June 30, 2006) and 8 million euro for the Ecodeco Group;
- deferred tax assets show a charge of 7 million euro. These taxes have been calculated on temporary differences of each Group company;
- deferred tax liabilities show income of 5 million euro.

The increase in income taxes of 157 million euro compared with the previous period is due to the Ecodeco Group for 6 million euro and to the higher tax burden of the Delmi Group for 173 million euro, partly offset by a reduction in the taxes of the "old scope" of the AEM Group for 22 million euro.

One of the main reasons for this significant increase in the tax burden is the fact that the income statement for the first half of 2006 included the positive impact of the Delmi Group due to the release of the deferred tax provision following the realignment of the tax values of the non-current assets of Edison S.p.A. with their statutory values by paying a flat-rate substitute tax. Moreover, the current period was also affected by the non-deductibilty of certain charges and, for 3 million euro, the reversal of "Goodwill" as established by IFRS 3 para. 65, following the realisation of tax benefits relating to the Delmi Group which could not be recognised at the time of the acquisition.

19) NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE

Net result from non-current assets sold or held for sale (millions of euro)	06.30.2007	06.30.2006
Net result from non-current assets sold or held for sale	**(1)**	**1**
of which		
- "Old scope" of the AEM Group	-	*1*
- Delmi Group	-	-
- Ecodeco Group	*(1)*	-

At June 30, 2007 this caption shows a negative balance of 1 million euro relating exclusively to the Ecodeco Group. At June 30, 2006 this account shows a positive balance of 1 million euro which relates to the net results for the half-year of Serenissima Gas S.p.A., Serenissima Energia S.p.A., Metroweb S.p.A., AEM Trasmissione S.p.A., Edison Rete S.p.A. and Serene S.p.A. and the valuation of Mestni Plinovodi d.o.o.
See the section entitled "Other information" for further details.

20) GROUP NET PROFIT FOR THE PERIOD

The Group net profit, net of minority interests of 91 million euro (118 million euro at June 30, 2006), of which 84 million euro relate to the Delmi Group and 7 million euro to the Ecodeco Group, amounts to 116 million euro (189 million euro at June 30, 2006).

EARNINGS PER SHARE

June 30, 2006		June 30, 2007
(in millions of euro)		*(in millions of euro)*
189	(a) Net profit attributable to the ordinary shareholders (1)	116
1	Net profit/loss attributable to the ordinary shareholders from assets held for sale (discontinued operations) or sold	-1
188	(b) Net profit attributable to the ordinary shareholders from operating activities	117
185	(c) Net profit attributable to the ordinary shareholders for the calculation of diluted EPS (1)	115
184	(d) Net profit attributable to the ordinary shareholders from operating activities for the calculation of diluted EPS	116
	Weighted average number of shares in circulation for the calculation of earnings (loss) per share	
1,784,964,191	- basic (f)	1,783,127,329
1,784,964,191	- diluted (g)	1,783,127,329
	Earnings per share (in euro)	
0.1058	- basic (a/f)	0.0649
0.1054	- basic (b/f) from operating activities	0.0656
0.1034	- diluted (c/g)	0.0643
0.1030	- diluted (d/g) from operating activities	0.0650

(1) net of 3% of the par value, for the higher dividend paid to the savings shareholders of Edison S.p.A. compared with the ordinary shareholders

21) NOTES ON RELATED PARTY TRANSACTIONS

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At June 30, 2007 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.267% (760,816,004 shares), of which 42.264% directly (760,768,604 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A..
So at June 30, 2007 AEM S.p.A. held 24,059,850 treasury shares, equal to 1.337% of the share capital which consists of 1,800,047,400 shares; the remaining 56.396% constitutes the market float.
Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.
Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.

Dealings between the Municipality of Milan and AEM S.p.A. relate to public illumination and traffic light services and the management and distribution of electricity, gas and heat, which are governed by special agreements and specific contracts.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to the 3-month Euribor rate.
As regards relations between AEM S.p.A. and the other companies controlled by the Municipality of Milan, it should be borne in mind that AEM holds: 49% of Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan.

Dealings with subsidiary and associated companies

Within the "old scope" of the Group, AEM S.p.A. provides centralised treasury services for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; intercompany balances bear interest at the 3-month Euribor rate increased for the creditor positions (of AEM S.p.A.) or reduced for the debtor positions by a margin in line with what is applied by the financial market.
In 2007 AEM S.p.A. and its subsidiaries again filed their VAT return on a group basis.
For corporate income tax (IRES) purposes, AEM S.p.A. files for tax on a consolidated basis, as per articles 117 - 129 of Decree 917/86, together with its subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., AEM Service S.r.l., and Delmi S.p.A. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company AEM S.p.A. provides the subsidiaries, including Delmi S.p.A., and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company AEM S.p.A. also makes available office space and

operating areas at its own premises to subsidiaries and the associates Plurigas S.p.A. and e-Utile S.p.A., as well as services relating to their use. These are provided at market conditions.
AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

With reference to the proportional consolidation of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that parent company, AEM S.p.A., does not have direct dealings with any companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with CONSOB resolution 15519 of July 27, 2006:

BALANCE SHEET (in millions of euro)	TOTAL 06.30.2007	of which with related parties				
		Subsidiary companies	Associated companies	Parent company (1)	Total related parties	% on financial statements captions
ASSETS:	13,182	8	132	44	184	1.4%
A) NON-CURRENT ASSETS	*10,680*	-	*87*	-	*87*	*0.8%*
A4) INVESTMENTS	86		86		86	100.0%
A5) OTHER NON-CURRENT FINANCIAL ASSETS	567		1		1	0.2%
B) CURRENT ASSETS	*2,494*	-	*45*	*44*	*89*	*3.6%*
B5) TRADE RECEIVABLES	1,485		45	44	89	6.0%
C) NON-CURRENT ASSETS HELD FOR SALE	*8*	*8*			*8*	*100.0%*
LIABILITIES:	8,896	8	5	14	27	0.3%
E2) CURRENT LIABILITIES	*3,489*	-	*5*	*14*	*19*	*0.5%*
E2-1) TRADE PAYABLES	1,920		5	2	7	0.4%
E2-3) SHORT-TERM LOANS	1,436			12	12	0.8%
F) LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	*8*	*8*			*8*	*100.0%*

(1) Dealings with the Municipality of Milan

INCOME STATEMENT (in millions of euro)	TOTAL 06.30.2007	of which with related parties				
		Subsidiary companies	Associated companies	Parent company (1)	Total related parties	% on financial statements captions
1) REVENUES	**3,372**	**-**	**2**	**12**	**14**	**0.4%**
1.2) Revenues for services	97		1	12	13	13.4%
1.4) Other operating income	95	-	1	-	1	1.1%
3) OPERATING COSTS	**2,531**	**-**	**6**	**1**	**7**	**0.3%**
3.2) Services	460	-	6	-	6	1.3%
3.4) Other operating costs	175	-	-	1	1	0.6%
11) Financial charges	**129**		**-**	**1**	**1**	**0.8%**
12) Income from financial assets	**24**	**-**	**1**	**-**	**1**	**4.2%**

(1) Dealings with the Municipality of Milan.

22) CONSOB COMMUNICATION No. DEM/6064293 OF JULY 28, 2006

No significant non-recurring events or transactions took place during the period, except for the amounts booked to "Financial charges" and "Other non-operating costs" for the tax and interest relating to the years from 1996 to 1999, as explained in "Other information" in the paragraph entitled "EC infringement procedure", as well as the sale of Serene S.p.A. which did not have any economic impact, though it did lower Group debt by 58 million euro.

GUARANTEES AND COMMITMENTS WITH THIRD PARTIES

"Old scope" of the AEM Group

Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 256 million euro (265 million euro at December 31, 2006).

Guarantees and commitments with third parties

These amount to 163 million euro (289 million euro at December 31, 2006) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

It is worth mentioning that on January 29, 2007 Edipower stipulated a new financing contract with a group of banks, replacing the previous one which was cancelled ahead of schedule. Under the new contract, Edison is no longer obliged to comply with financial covenants, neither for rating purposes, nor for any other reason; and there are no longer the guarantees regarding the payment of contributions in favour of the associate Edipower. The latter's entire line of credit, which has a duration of 5 years (for a total of 2,000 million euro) is subject to compliance with certain covenants.

On February 23, 2007, the transfer of AEM's 41.109 % stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.

Following the sale of the investment in Mestni Plinovodi d.o.o., ACSM S.p.A. took over AEM S.p.A.'s commitment versus Simest.

As regards the derivatives stipulated by Delmi S.p.A., as explained below in the paragraph on the Equity Risk of the Delmi Group, AEM S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds.

Secured guarantees given

Note that the investment in Metroweb S.p.A. and the bond loan issued by Metroweb S.p.A. and held by AEM S.p.A. have been pledged to the banks that finance Metroweb S.p.A.

Note that the Edipower shares owned by AEM S.p.A. (book value 319 million euro) have been given in pledge to a pool of banks for the loans granted by them.

Other commitments and risks

Edipower has taken on certain commitments with its suppliers for purchases and contracts. The share of these pertaining to the "old scope" of the AEM Group amounts to 114 million euro.

Delmi Group

Personal guarantees given

The value of the personal guarantees shown, namely 742 million euro, represents the potential, undiscounted amount of the commitment at the balance sheet date. In particular, there are:

- 69 million euro of the guarantees given by Edison S.p.A. to clients of Tecnimont S.p.A. for supply contracts stipulated with them;
- 315 million euro of guarantees issued by Edison S.p.A. in favour of the Milan Tax Office on behalf of subsidiaries for the compensation of the VAT receivable, on behalf of subsidiaries for the intercompany transfer of tax credits;

Secured guarantees given

The real guarantees given for liabilities shown in the balance sheet for 848 million euro refer for 405 million euro to mortgages and liens on thermoelectric plants as security for the loans granted, of which 146 million euro relates to mortgages on repaid debt waiting to be cancelled.

Other commitments and risks

The Group has commitments of 328 million euro relating to completion of the thermoelectric plant at Simeri Crichi and other current projects, for the gas storage fields and pipelines belonging to Edison Stoccaggio, as well as to suppliers of Edipower (the Group's share being 143 million euro).

We would also point out the following commitments and risks relating to the Delmi Group (mainly for the Edison Group) not reflected in the above figures:

- in the field of hydrocarbons, natural gas import contracts in particular - as in usual in transactions of this amount and duration - there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn. The contracts that are already operative concern imports from Russia, Libya and Norway for total supplies under normal conditions of 7.4 billion cubic metres per year.

  There are also three new agreements for the import of additional quantities of natural gas over the coming years.

  - the first refers to a contract for imports RasGas (Qatar) with the start of deliveries dependent on completion, by GNL Adriatico Srl, of LNG of Isola di Porto Viro currently under construction and expected to come into service by 2008. The volumes of this contract will amount to 6.4 billion cubic metres of gas.
  - the second consists of a contract for imports from Algeria signed with Sonatrach for a volume of 2 billion m^3/year, expected to start in 2008, depending on completion of the first stage of the upgrade of the gas pipeline that links Algeria with Italy through Tunisia (TTPC: Trans Tunisian Pipeline Company).
  - The third is a new agreement signed with Sonatrach in November 2006 ("*Protocole d'accord*") for the supply of 2 billion cubic metres of natural gas through the new pipeline to be built by Galsi that will link Algeria with Sardinia and Tuscany; the project is currently being developed (the agreement is subject to the new infrastructure being built).

  Take or pay amounts are paid for at a price that is in proportion to the supply price, which is linked to current market conditions. These contracts last for between 10 and 25 years and make it possible to achieve supplies of 18 billion cubic metres of natural gas per year for the period when all of the contracts are up and running.

  As regards the contract relating to Terminale GNL Adriatico Srl, the agreements provide:

  - for all shareholders: an obligation not to transfer their holding until 36 months after the terminal's start of operations, but in any case not beyond July 1, 2011 (the lock-up clause);

- in favour of Edison: a right to buy the other 90% or to sell its own 10% interest if certain events take place, not due to the fault of Edison, that prevent the terminal being completed (the put & call clause);
- in favour of the two majority shareholders: the right to buy the 10% interest belonging to Edison in the event that the gas supply contract with RasGas is cancelled for some reason attributable to Edison (the call clause);
- a price for the sale of the quotas in the event of the put and call options being exercised, calculated on the basis of the net equity value at the time they are exercised;
- a commitment on the part of the shareholders to provide, on a pro quota basis, the company with adequate financial resources to build the terminal. In addition, once the North Adriatic regassification terminal has been completed, even though Edison only has 10% of the infrastructure, it will become the main user as it will have available around 80% of the overall regassification capacity for 25 years.

- in the electricity chain we would point out, among other things, that:
  - Termica Celano has granted the lending banks a special lien on moveable assets making up the cogeneration power plant, and a first degree mortgage on the properties;
  - on 09.30.2006 Termica Milazzo repaid the loan stipulated with Mediobanca and steps are currently being made to cancel the secured guarantees: a mortgage and a special first degree lien. There is also a loan from IRFIS backed by a subsidiary guarantee under Regional Law 50 of 12.21.1973, a mortgage and a special lien;
  - the loans that benefited Parco Eolico San Giorgio and Parco Eolico Foiano, now merged in Edison Energie Speciali SpA, were repaid ahead of schedule on 06.30.2006. Secured and personal guarantees backing these loans will cease to be effective on 06.30.2008;
  - Edison has granted Cartiere Burgo S.p.A. a call option for 51% of Gever that can be exercised on expiry of Gever's power and steam contract with Cartiere Burgo (by the end of 2017), at a price equal to its share of the company's book net equity;
  - on June 22, 2007 Edison S.p.A. signed two ERPAs (Emission Reductions Purchase Agreements) for the purchase di CERs (Certified CO_2 Emission Reductions) in China for two hydroelectric projects with a power of 69 MW and 6.4 MW for a total of 1.38 million CERs in the period 2007-2012. The contracts provide for a payment on delivery of the CERs that will take place on March 1 of each year. The CERs still have to be validated and registered with the UNFCC (United Nations Framework Convention on Climate Change), which is expected to take place by the end of 2007.

- in the Corporate area, we would point out that as part of the agreements that tie the members of the RCS Mediagroup blocking and consultation syndicate, in the event that a takeover bid is launched, any member that decides to exercise their right to withdraw from the investment has to sell their syndicated shares to the other members of the syndicate. The buyers have the right, but not the obligation, to purchase the shares in proportion to their percentage of the shares contributed to the Syndicate.

Ecodeco Group

Guarantees given and commitments

At June 30, 2007 guarantees amount to 108 million euro and refer to guarantees given to third parties for industrial operations and as collateral for VAT rebates.

These guarantees are principally to ensure payment of any "post mortem" costs and the environmental recovery of land where associates have landfill dumps.

At June 30, 2007 commitments amounted to 1 million euro.

Secured guarantees given

At June 30, 2007 they amount to 62 million euro and refer principally to mortgages on land and buildings and to pledges on quotas of subsidiaries (Srl) given in favour of certain financial institutions as collateral for the loans received from them.

OTHER INFORMATION

1) SIGNIFICANT EVENTS AFTER JUNE 30, 2007

See the directors' report on operations for an explanation of subsequent events.

2) INFORMATION ON NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (IFRS 5)

Following the sale of the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A., in the fourth quarter of 2006 and the sale of the investments in Mestni Plinovodi d.o.o. and Serene S.p.A. in the first quarter of 2007, in accordance with IFRS 5, the net results of Metroweb S.p.A., AEM Trasmissione S.p.A and Serene S.p.A. at June 30, 2006, has been reclassified in the income statement to "Net result from non-current assets sold or held for sale" as the net results of Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Edison Rete S.p.A. had already been classified in this way.
IFRS 5, on the other hand, does not require comparison of the balance sheet figures.

We report below information on the sales occurred during the period under review.

Serene S.p.A. (100% of amounts)

On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.
The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP6/92 regulations concerning Kyoto emission rights.

Mestni Plinovodi d.o.o.

The transfer of AEM's 41.109% investment in Mestni Plinovodi d.o.o. was completed on February 23, 2007.
This completes the operation laid down in the framework agreement of July 25, 2006 between the Municipality of Como, ACSM and AEM and approved by the shareholders of ACSM at the meeting held on August 5, 2006.

At June 30, 2007 "Non-current assets held for sale", "Liabilities directly related to non-current assets held for sale" and "Net result from non-current assets sold or held for sale" show the figures deriving exclusively from consolidation of the Ecodeco Group, in particular the assets belonging to certain businesses held for sale. The following is information on the key balance sheet and income statement figures for the businesses concerned.

FIGURES AT JUNE 30, 2007

Assets and liabilities of companies held for sale (in millions of euro)	**Ecodeco Group**
Non-current assets	-
Current assets	8
Total assets	8
Non-current liabilities	8
Current liabilities	-
Total liabilities	8

FIGURES AT JUNE 30, 2007

Net result of non-current assets due to be sold (in millions of euro)	Ecodeco Group
Revenues from sales	-
Gross profit from operations	(2)
Amortisation, depreciation and provisions	-
Profit from operations	(2)
Financial charges, net	-
Income before taxes	(2)
Income taxes	1
Net result	(1)

The following are the figures at June 30, 2006 for the companies being sold which have been reclassified to "Net result of non-current assets sold or held for sale". The assets held for sale of the Ecodeco Group at June 30, 2006 are of an insignificant amount.

FIGURES AT JUNE 30, 2006

Net result of non-current assets due to be sold (in millions of euro)	Serenissima Gas S.p.A.	Serenissima Energia S.r.l.	Metroweb S.p.A.	AEM Trasmissione S.p.A.	Investment in Mestni Plinovodi d.o.o.	(50% of the figures) Edison Rete S.p.A.	(50% of the figures) Serene S.p.A.	Total
Revenues from sales	3	16	20	7	0	11	29	86
Gross profit from operations	2	1	16	5	0	6	6	36
Amortisation, depreciation and provisions		(1)	(5)	(2)	0	(5)	(6)	(19)
Profit from operations	2	0	11	3	0	1	0	17
Financial charges, net	0	0	(3)	0	(6)			(9)
Income before taxes	2	0	8	3	(6)	1	0	8
Income taxes	(1)	0	(4)	(1)	0	(1)		(7)
Net result	1	0	4	2	(6)	0	0	1

3) RECLASSIFICATION AND RESTATEMENT OF COMPARATIVE FIGURES

This paragraph explains the reasons and impacts of the reclassifications and restatements made to the comparative figures at December 31, 2006 and June 30, 2006.

Reclassifications pursuant to IFRS 5

The comparative figures for the income statement at June 30, 2006 of Metroweb S.p.A., AEM Trasmissione S.p.A. and Serene S.p.A. (see previous paragraph) have been reclassified to "Net result di non-current assets sold or held for sale".

Restatement for Purchase Price Allocation Delmi Group

The comparative figures at June 30, 2006 have been restated to take account of the effects deriving from completion of the Purchase Price Allocation carried out at September 30, 2006; in particular, the condensed interim financial statements at June 30, 2006 were revised to include the adjustment to the opening balances of property, plant and equipment (relating to the fair value initially attributed to the investment in Edison Rete) and for the consequent adjustment to goodwill with an incremental effect on equity pertaining to minority interests of 15 million euro and a negative effect on the income statement of 1 million di euro.

Restatement for the put options on Delmi S.p.A. shares

As explained previously in the paragraph entitled "Consolidation policies and procedures", to which you are referred for further detail, as a result of the change in accounting policy made in the first half of 2007 with retroactive effect from December 31, 2005 (restatement) as a result of applying IAS 32 para. 23 to the option agreements between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relating to a part of their investment in Delmi S.p.A., the balance sheet figures at December 31, 2006 (and therefore also at June 30, 2006) include as liabilities to third parties the discounted countervalue of these options, whereas the results at June 30, 2006 and December 31, 2006 include as financial charges the changes deriving from the passing of time in the present value of the payable for the countervalue of these options; this will guarantee comparability with the income statement and balance sheet figures at June 30, 2007.

The following are the reconciliations between the figures already published and those presented for comparison purposes in these condensed consolidated interim financial statements:

RECONCILIATION OF BALANCE SHEET AT DECEMBER 31, 2006

(in millions of euro)	PUBLISHED FINANCIAL STATEMENTS	DELMI PUT	RESTATED FINANCIAL STATEMENTS
NON-CURRENT ASSETS			
Property, plant and equipment	7,026		7,026
Investment property	20		20
Intangible assets	2,532		2,532
Investments	61		61
Other non-current financial assets	507		507
Deferred tax assets	263		263
Other non-current receivables	46		46
Restricted or pledged deposits	2		2
Other non-current assets	5		5
TOTAL NON-CURRENT ASSETS	10,462	-	10,462
CURRENT ASSETS			
Inventories	257		257
Current financial assets	19		19
Current derivatives	71		71
Taxes receivable	54		54
Trade and other receivables	1,849		1,849
Cash and cash equivalents	253		253
Other current assets	13		13
TOTAL CURRENT ASSETS	2,516	-	2,516
NON-CURRENT ASSETS HELD FOR SALE	116		116
TOTAL ASSETS	13,094	-	13,094
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY			
Share capital	936		936
(Treasury shares)	(25)		(25)
Legal reserve	94		94
Other reserves	656	17	673
Net profit for the year	302	(7)	295
Equity pertaining to the Group	**1,963**	**10**	**1,973**
Minority interests	2,248	(249)	1,999
Total shareholders' equity	**4,211**	**(239)**	**3,972**
LIABILITIES			
NON-CURRENT LIABILITIES			
Medium/long-term financial liabilities	3,118		3,118
Deferred tax liabilities	769		769
Employee benefits	210		210
Provisions for risks	618		618
Other non-current liabilities	1	193	194
Total non-current liabilities	**4,716**	**193**	**4,909**
CURRENT LIABILITIES			
Trade and other payables	1,840	46	1,886
Tax liabilities	86		86
Short-term financial liabilities	2,161		2,161
Other liabilities	11		11
Total current liabilities	**4,098**	**46**	**4,144**
Total liabilities	**8,814**	**239**	**9,053**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	69		69
TOTAL LIABILITIES AND EQUITY	13,094		13,094

RECONCILIATION OF BALANCE SHEET AT JUNE 30, 2006

(in millions of euro)	PUBLISHED FINANCIAL STATEMENTS	Definitive PPA	DELMI PUT	RESTATED FINANCIAL STATEMENTS
NON-CURRENT ASSETS				
Property, plant and equipment	7,471			7,471
Investment property	24			24
Intangible assets	2,627	(35)		2,592
Investments	39			39
Other non-current financial assets	367			367
Non-current derivatives	2			2
Deferred tax assets	279			279
Other non-current receivables	148			148
Restricted or pledged deposits	4			4
Other non-current assets	3			3
TOTAL NON-CURRENT ASSETS	**10,964**	**(35)**	**-**	**10,929**
CURRENT ASSETS				
Inventories	239			239
Current financial assets	28			28
Current derivatives	100			100
Taxes receivable	35			35
Trade and other receivables	1,544			1,544
Cash and cash equivalents	175			175
Other current assets	27			27
TOTAL CURRENT ASSETS	**2,148**	**-**	**-**	**2,148**
NON-CURRENT ASSETS HELD FOR SALE	**140**	**51**		**191**
TOTAL ASSETS	**13,252**	**16**	**-**	**13,268**
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY				
Share capital	936			936
(Treasury shares)	(25)			(25)
Legal reserve	94			94
Other reserves	569		24	593
Net profit for the period	193	(1)	(3)	189
Equity pertaining to the Group	**1,767**	**(1)**	**21**	**1,787**
Minority interests	2,185	15	(249)	1,951
Total shareholders' equity	**3,952**	**14**	**(228)**	**3,738**
LIABILITIES				
NON-CURRENT LIABILITIES				
Medium/long-term financial liabilities	4,750			4,750
Deferred tax liabilities	801			801
Employee benefits	210			210
Provisions for risks	648			648
Other non-current liabilities	4		228	232
Total non-current liabilities	**6,413**		**228**	**6,641**
CURRENT LIABILITIES				
Trade and other payables	1,566			1,566
Tax liabilities	128			128
Short-term financial liabilities	1,092			1,092
Other liabilities	60			60
Total current liabilities	**2,846**			**2,846**
Total liabilities	**9,259**		**228**	**9,487**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**41**	**2**		**43**
TOTAL LIABILITIES AND EQUITY	**13,252**	**16**		**13,268**

RECONCILIATION OF INCOME STATEMENT FOR THE FIRST HALF OF 2006

(in millions of euro)	PUBLISHED FINANCIAL STATEMENTS	RECLAS.	IFRS 5	Definitive PPA	DELMI PUT	RESTATED FINANCIAL STATEMENTS
REVENUES						
REVENUES FROM SALES	3,215		(28)			3,187
REVENUES FROM SERVICES	116		(27)			89
REVENUES FROM LONG-TERM CONTRACTS	11					11
OTHER OPERATING INCOME	142		(1)			141
TOTAL REVENUES	3,484		(56)			3,428
OTHER OPERATING INCOME	71					71
TOTAL REVENUES AND OTHER OPERATING INCOME	**3,555**		**(56)**			3,499
OPERATING COSTS						
RAW MATERIALS AND CONSUMABLES USED	2,034		(18)			2,016
SERVICES USED	428		(8)			420
CHANGES IN INVENTORIES OF FINISHED GOODS	(9)					(9)
OTHER OPERATING COSTS	201	16	(1)			216
TOTAL OPERATING COSTS	2,654	16	(27)			2,643
LABOUR COSTS	137		(2)			135
GROSS PROFIT FROM OPERATIONS	764	(16)	(27)			721
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	334	(16)	(13)			305
NET PROFIT FROM OPERATIONS	430		(14)			416
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	(2)					(2)
OTHER GAINS (LOSSES) ON DERIVATIVES	(12)					(12)
GAINS (LOSSES) ON THE ELIMINATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	1					1
FINANCIAL CHARGES	120				3	123
INCOME (LOSSES) FROM FINANCIAL ASSETS	18		3			21
TOTAL FINANCIAL COSTS	(115)		3		(3)	(115)
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY	1					1
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	(2)					(2)
OTHER NON-OPERATING PROFITS	26					26
OTHER NON-OPERATING COSTS	(26)					(26)
PROFIT BEFORE TAX	314		(11)		(3)	300
INCOME TAX EXPENSE	(1)		(5)			(6)
NET PROFIT (LOSS) OF OPERATING ACTIVITIES, NET OF TAXES	315		(6)		(3)	306
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	(3)		6	(2)		1
NET PROFIT (LOSS)	312			(2)	(3)	307
MINORITY INTERESTS	(119)			1		(118)
GROUP NET PROFIT FOR THE PERIOD	193			(1)	(3)	189

RECONCILIATION OF INCOME STATEMENT AT DECEMBER 31, 2006

(in millions of euro)	PUBLISHED FINANCIAL STATEMENTS	DELMI PUT	RESTATED FINANCIAL STATEMENTS
REVENUES			
REVENUES FROM SALES	6,335		6,335
REVENUES FROM SERVICES	169		169
REVENUES FROM LONG-TERM CONTRACTS	23		23
OTHER OPERATING INCOME	325		325
TOTAL REVENUES	6,852		6,852
OTHER OPERATING INCOME	138		138
TOTAL REVENUES AND OTHER OPERATING INCOME	**6,990**		6,990
OPERATING COSTS			
RAW MATERIALS AND CONSUMABLES USED	4,004		4,004
SERVICES USED	941		941
CHANGES IN INVENTORIES OF FINISHED GOODS	(36)		(36)
OTHER OPERATING COSTS	404		404
TOTAL OPERATING COSTS	5,313		5,313
LABOUR COSTS	277		277
GROSS PROFIT FROM OPERATIONS	1,400		1,400
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	677		677
NET PROFIT FROM OPERATIONS	723		723
GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS HELD FOR TRADING	(1)		(1)
OTHER GAINS (LOSSES) ON DERIVATIVES	4		4
GAINS (LOSSES) ON THE ELIMINATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	7		7
FINANCIAL CHARGES	248	7	255
INCOME (LOSSES) FROM FINANCIAL ASSETS	52		52
TOTAL FINANCIAL COSTS	(186)	(7)	(193)
GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY	1		1
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	(6)		(6)
OTHER NON-OPERATING PROFITS	58		58
OTHER NON-OPERATING COSTS	(41)		(41)
PROFIT BEFORE TAX	549	(7)	542
INCOME TAX EXPENSE	142		142
NET PROFIT (LOSS) OF OPERATING ACTIVITIES, NET OF TAXES	407	(7)	400
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	55		55
NET PROFIT (LOSS)	462	(7)	455
MINORITY INTERESTS	(160)		(160)
NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP	302	(7)	295

4) RISK MANAGEMENT

The AEM Group is exposed to the following risks:

- commodity price risk
- interest rate risk, liquidity risk and exchange rate risk;
- credit risk;
- Equity risk;
- default risk and *covenants.*

The price risk of commodities is the risk connected to the volatility of prices for energy commodities (gas, electricity, fuel oil, coal, etc.) and of environmental securities (EUA ETS issue rights, green certificates, white certificates, etc). It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings.

Interest rate risk is the risk of incurring additional financial costs as the result of an unfavourable change in interest rates.

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates two currencies.

Credit risk is the exposure to potential losses deriving from non-performance of commitments by trading and financial counterparties.

Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.

The risk of default and covenants concerns the possibility that financing contracts or bond loan regulations to which Group companies are party might contain provisions that allow the counterparties, whether they are banks or bondholders, to ask the debtor for immediate reimbursement of the amounts lent if certain events take place, generating liquidity risk as a consequence.

In the following paragraphs, these risks are analysed for each sub-group ("old scope" of the AEM Group, the Delmi Group and the Ecodeco Group), except for the risk of default and covenants, which is analysed jointly for the entire group in the paragraph "Debt, Risk of Default and Covenants of the AEM Group".

Management and types of risk of the "old scope" of the AEM Group

For AEM S.p.A. and its direct subsidiaries, management of the risks mentioned above is performed by two departments:

- the Energy Risk Management function, which reports to the Group CFO, handles the various risk factors that exist in the energy market (price and exchange rate risk on commodities and credit risk on the bilateral contracts of AEM Trading S.r.l.),
- the Group Finance and Administration Department manages liquidity risk, credit risk for all other customers, interest rate risk, equity risk, if its exists, and any residual exchange rate risk, which is marginal compared with that handled by the Energy Risk Management function.

AEM and its direct subsidiaries have been using a market risk management model since January 2004. The rules and procedures for managing the risks borne by the Group (as a result of buying and selling gas, electricity and fuel) are contained in a specific document entitled The Energy Risk Policy of the AEM Group, which was approved by the Board of Directors on 27 January 2004 and periodically reviewed and updated.
Based on the rules laid down in this operating procedure, the Energy Risk Commission meets regularly to review risks trends in the various companies mentioned previously.

1) Commodity price risk and exchange rate risk involved in commodity activities
AEM and its direct subsidiaries are exposed to price risk, including the related exchange risk, on all of the energy commodities that they handle, namely electricity, natural gas, coal, crude oil and refined products, as both purchases and sales are affected by fluctuations in the prices of these energy commodities. These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.

The Energy Risk Policy provides for constant control over the Group's net exposure, calculated centrally on the entire portfolio of the Group's assets and contracts, i.e. those of the parent company and of its direct subsidiaries, as well as the overall level of economic risk taken on (Profit at Risk - PaR) compared with a maximum limit approved each year by the Board of Directors.

Every month, the Risk Management Committee – chaired by top management - reviews the Group's exposure and, in the event that Profit at Risk exceeds the limit, decides on adequate risk hedging policies by means of suitable financial instruments and/or portfolio policies.

The derivatives used at June 30, 2007 are measured at fair value based on the forward market curve at the balance sheet date of the half-yearly report, if the underlying of the derivative is traded on markets that have a forward pricing structure.
To measure the fair value of the derivatives relating to the Italian power market, in the absence of an official reference forward curve for the PUN (National Unit Price) and for zonal prices, internal estimates were made using an in-house statistical model. This in-house model, which is based on best industry practice, constructs hourly PUN and zonal prices on the basis of expected variable generation costs and, in particular, on the expected spark spread (defined as the theoretical net income of a gas-fired power plant from selling a unit of electricity). The prices obtained with the mark to model are then checked for consistency with the prices used by market operators.
The impact that fluctuations in the market prices of the underlying have on the financial derivative, given its initial value, is measured by means of PaR or Profit at Risk, in other words the (positive or negative) change in the value of the hedging portfolio, within the limits of pre-established probability assumptions, due to a (favourable or unfavourable) shift in market indices.
The PaR is calculated using the Montecarlo Method (at least 10,000 trials) and a 97.5% confidence level. It simulates scenarios for each relevant price driver depending on the volatility and correlations associated with each one, using as the central level the forward market curves at the balance sheet date, if available.
Based on this methodology, the period of time of the current accounting period and in the event of extreme market movements, corresponding to a confidence interval of 97.5% of probability, the expected maximum loss on outstanding financial derivatives comes to 7.89 million euro (10.74 million euro at June 30, 2006).

The following are the results of the simulation with the related maximum variances:

Profit at Risk (PaR) (in millions of euro)	*06.30.2007*		*06.30.2006*	
	worst case	*best case*	*worst case*	*best case*
AEM and direct subsidiaries	-7.89	+9.67	-10.74	+10.36

N.B. Best Case Confidence level: 97.50%, Worst Case Confidence level: 2.5%.

In carrying on its business activities, Plurigas S.p.A. can be exposed to various risks, such as price variations (linked to trends in energy quotations and a variety of references that define purchase and selling prices), fluctuations in the quantity of gas moved (depending on the climate or events that affect supplies) and in quotations on financial markets (linked to movements in the exchange rates for the currencies used in such transactions, interest rates, etc.), as well as to the risk of insolvency on the part of its counterparties (customers, etc.). The company's aim is to take steps to reduce the exposure to such risks according to a strategy designed to limit the extent to which results can differ from expectations. For this, recourse is had both to the financial derivative market and to the energy market, though no transactions are entered into with any intention other than to protect the business against such risks.

Edipower does not have any exposure to unhedged commodity risk.

2) Interest rate risk, equity risk, liquidity risk and residual exchange rate risk

In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated medium term revolving committed lines of credit with banks for a total of 2,545 million euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

It is up to the Finance and Administration Department of AEM S.p.A. to identify and propose suitable strategies to limit these types of risk for itself and for its direct subsidiaries.

At June 30, 2007, before consolidation of the Delmi Group, the structure of the AEM Group's medium and long-term debt was as follows:

- 25% consisted of floating-rate loans,
- 75% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500 million euro with an annual fixed coupon of 4.875%:
- a loan from the Cassa Depositi e Prestiti, residual debt at June 30, 2007 of 275 million euro, floating rate (average of 6-month Euribor measured in November and May);
- 600 million euro of revolving lines, floating rate (6-month Euribor).

The hedging policy adopted is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").
This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

The following is a sensitivity analysis that shows the effect on the gross stock of financial debt at the balance sheet date, including derivatives on interest rates, caused by a hypothetical shift in the forward curves of plus or minus 0.5%. The figures shown in the table represent the expected outflows (+) or inflow (-) on a future time horizon of 12 months from the balance sheet date ("Cash Flow Analysis"). The gross financial debt taken into consideration at June 30, 2007, which amounts to 2,218 million euro of principal without taking account of accrued interest of 5 million euro, includes the bond loans and all of the other interest-bearing debt outstanding at the end of the period. It also includes 935 million euro of bank borrowings of AEM S.p.A. for the increase in capital of Delmi S.p.A. made in 2005 to buy joint control of Transalpina di Energia S.r.l. which is attributed to the Delmi Group in the notes; for the bond and other loans falling due in the next 12 months, the model assumes that they would be replaced by current floating-rate debt.

Sensitivity analysis (in millions of euro)	06.30.2007		12.31.2006	
	+50 bps	- 50 bps	+50 bps	- 50 bps
"Old scope" of the AEM Group	+11	-11	+9	-11

If the sensitivity analysis had been carried out with reference to the change in the pre-tax economic result (Accrual Analysis) rather than the cash flows, still based only on the gross debt, a hypothetical shift in the forward curves of +0.5% would lead to higher financial charges of 8 million euro, whereas one of -0.5% would lead to lower charges of 10 million euro. The fact that the figure is different from the Cash Flow Analysis is because certain cash flows during the period July 1, 2007 - June 30, 2008 have already had most of their impact on the income statement at June 30, 2007 in the form of accruals, whereas other cash flows falling due shortly after the 12 month deadline (which are excluded from the Cash Flow Analysis as being beyond the period under observation) and influenced by the changes in interest rate, are only taken into consideration in the Accruals Analysis.

As regards the exchange rate risk on purchases and sales other than those of commodities, the AEM "old scope" does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

<u>3) Credit risk</u>
Exposure to credit risk is principally linked to the commercial activity, selling electricity and natural gas. To keep this risk under control, day-to-day monitoring is specifically delegated to the Credit Management function, which forms part of the Finance and Administration Department in head office (for the credit risk involved in the bilateral contracts stipulated by AEM Trading S.r.l., it is assigned to the Planning and Control Department, for which the Credit Management function provides operational support). For some time now, a Credit Policy has been implemented centrally to regulate the assessment of customers' credit standing , monitor the expected cash flows, send out suitable reminders, grant extended credit terms with adequate guarantees where necessary, and perform debt recovery if needed. Depending on the customers' credit worthiness, the Credit Policy requires the company to ask customers

to give bank or insurance guarantees of prime credit standing, collectable on first request and without any chance of raising objections (art.1945 of the Italian Civil Code). Counterparties for the management of temporary cash surpluses and for the stipulation of financial hedging contracts (using derivatives) always have a high international credit standing.
The payment terms generally applied to customers provide for various due dates in line with applicable regulations and market standards. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (application of the default rate as per D. Lgs. 231/2002) and in the cases provided for, the Credit Policy envisages interrupting the supply in the event of ongoing insolvency.
Trade receivables are shown in the balance sheet net of any writedowns; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables. The following is an analysis of gross trade receivables and of the related provision for bad and doubtful accounts. The variance compared with the figure at December 31, 2006 depends above all on the seasonal nature of the business.

(in millions of euro)	06.30.2007	12.31.2006
Gross trade receivables	569	633
Provision for bad and doubtful accounts (-)	(17)	(17)
Trade receivables	**552**	**617**

Trade receivables that are past due for more than 12 months amount to 42 million euro and refer to 18 million euro of receivables from public entities, for which there is no collection risk, and 24 million euro of receivables from private customers. The provision for bad and doubtful accounts covers approximately 70% of the exposure to private customers, past due for more than 12 months, and reflects the amount that in the circumstances could prove difficult to collect, whereas the other 30% has a chance of being recovered, even though it is overdue for more than 12 months.

4) Equity risk

At June 30, 2007 the "old scope" is not exposed to equity risk.

Note that, at June 30, 2007, AEM S.p.A. holds 24,059,850 treasury shares, which is 1.337% of the share capital made up of 1,800,047,400 shares.
The shareholders' meeting on October 27, 2006 authorised the purchase and sale of treasury shares up to a maximum of 180,004,740 shares, including those already held, and for a period of not more than 18 months from the date of the resolution.

As laid down in IFRS, treasury shares do not constitute an equity risk as their purchase cost is deducted from shareholders' equity and even if they are sold, any gain or loss on the purchase cost does not have any effect on the income statement.

Risk management at the Delmi Group
The Delmi Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk. The Group uses derivatives to minimise such risks as part of its risk management activities. The risk management model coincides with that of the subsidiary Edison S.p.A.

In line with the rules of the Code of Conduct for Listed Companies, in 2006 Edison began implementing an integrated risk control model based on the international standards of Enterprise Risk Management, with the definition of a global corporate risk model using risk mapping and risk scoring methodologies. The purpose is to identify the company's main risks, to evaluate their potential effects in advance and to take suitable steps to mitigate them.
The risk model adopted provides for a classification according to two fundamental criteria:

- the origin of the inherent risk, on the basis of which risks are split between risks linked to the external environment, process risks and strategic and policy risks, in accordance with the guidelines of the COSO Framework (COSO being the "Committee Of Sponsoring Organizations" of the Treadway Commission);
- the main quantification methodology, on the basis of which risks are split between market risk, credit risk, operating risk and other risks, essentially strategic and reputational risks, in accordance with the Basel II guidelines.

During 2007 the Edison Group initiated a cycle of Risk Self Assessment which involves all members of management in identifying and evaluating the main risks mentioned above. Progress reports are sent periodically to the Internal Control Committee.

The following is an analysis of the risks to which the Delmi Group is exposed.

1) Commodity and exchange rate risk associated with trading in commodities

The Edison Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as production, storage, purchases and sales are all affected by fluctuations in the prices of such energy commodities, which are quoted in US dollars. These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.

To manage these risks, the Energy Risk Policy provides for constant control over the Edison Group's net exposure, calculated centrally on the entire portfolio of the Edison Group's assets and contracts, as well as the overall level of economic risk taken on by that portfolio (Profit at Risk - PaR) compared with a maximum limit approved by the Board of Directors of Edison S.p.A. along with the annual budget.

Every month, Edison's Risk Management Committee – chaired by top management - reviews the Edison Group's exposure and, in the event that Profit at Risk exceeds the limit, decides on adequate hedging policies by means of derivatives.

If the Risk Office agrees that they are in line with the objectives of Group risk management, the Edison Group also uses other forms of hedging (called "operational hedging") which are designed to hedge an individual transaction or on a limited set of identical transactions.

The Edison Group uses the Montecarlo Method to evaluate the impact that fluctuations in the market prices of the underlying have on the fair value of outstanding financial derivatives. The methodology is the same as the one used to calculate PaR, which means that it simulates ten thousand scenarios for each relevant price driver depending on the volatility and correlations associated with each one, using as the central level the forward market curves at the balance sheet date, if available. As mentioned previously, in the case of the Italian Electricity Market, a proprietary model is used to simulate the forward PUN curve. Having obtained in this way a distribution of the probability associated with changes in the fair value of outstanding financial contracts, it is possible to extrapolate the maximum negative variance expected on the fair value under analysis over a given period of time (the accounting period) and for a given level of probability.

Based on this methodology, the period of time of the current accounting period and in the event of extreme market movements, corresponding to a confidence interval of 97.5% of probability, the expected maximum loss on outstanding financial derivatives comes to 38 million euro (10 million euro at June 30, 2006). The increase compared with the same period of the previous year is attributable for around 31 million euro to the effect of the hedges on the EUR/USD exchange rate activated after June 30, 2006.

The results of the simulation are shown below with the related maximum expected loss.

Profit at Risk (PaR) (in millions of euro)	06.30.2007		06.30.2006	
	Level of probability	Amount at risk	Level of probability	Amount at risk
Delmi Group/Transalpina di Energia/Edison*	97.5%	38	97.5%	10
* amounts based on proportional consolidation at 50% of the Edison Group				

The calculation of the PaR does not take trading transactions into consideration, as they are segregated in separate portfolios, being subject to a precise stop loss limit; the maximum potential loss on such transactions is known in advance.

2) Interest rate risk, liquidity risk and residual exchange rate risk

The Delmi Group is exposed to interest rate fluctuations to the extent that they affect the market value of financial assets and financial and the level of net financial charges. Group strategy is to maintain a balance between the fixed and floating component of interest rates so as to mitigate the effects of any changes in market rates.
The exposure to interest rate risk at June 30, 2007 can be put at around 26% of the Group's total exposure (30% at December 31, 2006). The ratio between the fixed and floating component will tend to rise during the course of the year, other conditions being equal, because of the repayment of the bonds as they fall due and the simultaneous extinction of the related hedges.
Transalpina di Energia S.r.l. is exposed to interest rate risk of which 83% has been hedged by means of interest rate swaps.
The following is a sensitivity analysis that shows the effect on the gross stock of financial debt at the balance sheet date, 2,687 million euro including 10 million euro of derivatives on interest rates, caused by a hypothetical shift in the forward curves of plus or minus 0.5 basis points. The figures shown in the table represent the expected outflows (+) or inflow (-) on a future time horizon of 12 months from the balance sheet date ("Cash Flow Analysis"). The gross financial debt taken into consideration includes the bond loans and all of the other interest-bearing debt outstanding at the end of the period, as shown in the table below in the paragraph on "Liquidity Risk". for the bond and other loans falling due in the next 12 months, the model assumes that they would be replaced by current floating-rate debt.

Sensitivity analysis (in millions of euro)	06.30.2007		12.31.2006	
	+50 bps	- 50 bps	+50 bps	- 50 bps
Delmi Group/Transalpina di Energia/Edison*	6.5	-5	3	-3
* amounts based on proportional consolidation at 50% of the Edison Group				

Liquidity risk is the risk that the financial resources available to the company will not be sufficient to meet its financial and commercial commitments as they fall due.
The cash flows, financing requirements and liquidity of the various companies in the Delmi Group are managed in such a way as to ensure that the best possible use is made of Group resources. The objective is to provide the Group with the committed lines of credit that it needs to reimburse any debt falling due over the next twelve months. At June 30, 2007 the Group has unutilised committed lines of credit of 1,961 million euro (the share proportionally consolidated at 50% amounts to 980.5 million euro) with a residual average life of more than 5 years. Of these, the most important part is a syndicated stand-by line of credit of 1,500 million euro (the share proportionally consolidated at 50% amounts to 750 million euro) with maturity 2013. This by itself is more than the gross financial debt due to mature over

the next 12 months. However, it also has to be taken into consideration that the Group can count on liquid funds for a total of 982 million euro (share proportionally consolidated at 50% of 491 million euro), of which 286 million euro in the form of bank and postal deposits that are available on first request (share proportionally consolidated at 50% of 143 million euro) and 696 million euro (share proportionally consolidated at 50% of 348 million euro) made up of repurchase agreements on EU government securities with maturities prior to that of the first bond loan that has to be repaid. As regards the balance of working capital, and in particular the coverage of trade payables, these are largely covered by trade receivables and the conditions at which they are settled.

Except as explained above in connection with commodity risk, the Delmi Group is not particularly exposed to exchange rate risk. The part that remains is prevalently concentrated in the translation of the financial statements of certain foreign subsidiaries, as the operating companies generally have a substantial convergence between the currencies in which their revenues are billed and the currencies in which their costs are billed.

3) Credit risk

Credit risk is the exposure to potential losses deriving from non-performance of commitments by trading and financial counterparties. This risk derives above all from factors that are typically economic or financial in nature; in other words, from the possibility of default on the part of a counterparty, but also from factors that are more strictly technical and commercial or administrative and legal in nature (disputes regarding the nature or quantity of the energy supplied, interpretation of contractual clauses, billing, etc.).

For the Group, exposure to credit risk is principally linked to its growing commercial activity, selling electricity and natural gas on the free market. To keep this risk under control, for which day-to-day monitoring has been specifically delegated to the Credit Management function, which forms part of the Finance Department in head office, the Group has implemented procedures and measures to assess customers' credit standing (also by using suitable scoring grids), monitor the expected cash flows and perform debt recovery if needed. Depending on the internal credit policies and following this assessment of credit standing, in certain cases customers may be asked to provide guarantees; these are usually guarantees collectable on first request issued by banks or insurance companies of prime credit standing. As regards the choice of counterparties for the management of temporary cash surpluses and for stipulating financial hedges using derivatives, the Group only uses those that have a high credit standing.

The average terms applied to customers generally provide for payment during the month after supply. In cases of delayed payment, default interest in charged as explicitly foreseen in the underlying supply contracts or in current law (standard application of the default rate as per D. Lgs. 231/2002), quite apart from the right to interrupt the supply in the event of ongoing insolvency.

Trade receivables are shown in the balance sheet net of any writedowns; management is of the opinion that the figure shown is a correct representation of the fair value of total trade receivables. The following is an analysis of gross trade receivables and of the related provision for bad and doubtful accounts. The variance compared with the figure at December 31, 2006 depends above all on the seasonal nature of the business.

(in millions of euro)	06.30.2007	12.31.2006
Gross trade receivables	665	1,000
Provision for bad and doubtful accounts (-)	(39)	(29)
Trade receivables*	**626**	**971**

* Amounts refer to 50% of the Edison Group

Trade receivables that are past due for more than 12 months amount to 23 million euro and are therefore more than covered by the provisions.

4) Equity risk

At June 30, 2007, Delmi S.p.A. is exposed to equity risk on the ordinary shares of Edison S.p.A. as a result of two derivative transactions.
Delmi S.p.A. has also stipulated an equity swap on 16,981,068 Edison S.p.A. ordinary shares at a price of 1.721865 euro per share with maturity November 2008.
Because of this equity swap, any increases in the value of the stock over 1.721865 will be a gain for Delmi (and vice versa).
Delmi S.p.A. will receive amounts from the counterparty equal to any dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.
Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.635 euro per share up to a maximum of 16,981,068 Edison S.p.A. ordinary shares with maturity November 2008.
Because of this transaction, any increases in the value of the stock over 1.635 will be a cost for Delmi. Any decrease under 1.635 euro will not result in a gain for Delmi, because in this case the counterparty would not exercise its right.
In May 2007, the notional amount of the equity swap was raised from 16,616,858 Edison S.p.A. ordinary shares to 16,981,068 shares in order to adjust the notional amount of the flexible forward agreement.
In fact, every time that Edison S.p.A. distributes a dividend, the notional amount of the flexible forward agreement increases in percentage for an amount equal to the ratio between the dividend and the share price at the date that it goes ex-coupon, whereas as a result the strike price of the flexible forward agreement falls proportionately.

The notional amount of the equity swap was therefore increased to avoid a mismatching of the notionals.
Note that at June 30, 2007, the valuation of the equity swap and flexible forward transactions was negative for 3.6 million euro.

Risk management at the Ecodeco Group
The Ecodeco Group operates in Italy, Great Britain and Spain in the field of waste treatment and disposal and in the production of electricity from waste incineration and biogas.
The group consists of 15 companies that are consolidated line-by-line and 4 that are consolidated proportionally.
The Ecodeco Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk, as explained in greater detail in the following paragraphs. In order to minimise these risks, the Group uses derivatives as part of its risk management activity, while generally speaking derivative or similar instruments are not used or held purely for trading purposes.
All of this is placed within the ambit of precise directives, especially of an organisational nature, which regulate the Ecodeco Group's Risk Management activity and to this end procedures have been introduced to control all transactions involving derivatives. In this area, all risk management activities are handled centrally, with some insignificant exceptions.
The main group companies that are active in financial risk management are: Ecodeco S.r.l. (Parent company), Ecolombardia 4 S.p.A. (controlled 68.55% by Ecodeco S.r.l.), Fertilvita S.r.l. (controlled 95.84% Ecodeco S.r.l.), Ecoenergia S.r.l. (indirectly controlled 100% through by Ecodeco S.r.l.), Cavaglià S.p.A. (indirectly controlled 99.8% through Ecodeco S.r.l.), A.S.R.A.B. S.p.A. (indirectly controlled 69% by Ecodeco S.r.l.), Sistema Ecodeco UK Ltd (controlled 100% by Ecodeco S.r.l.), Bellisolina S.r.l. (indirectly controlled 50% by Ecodeco S.r.l.) and CMT Ambiente S.r.l. (indirectly controlled 51% by Ecodeco S.r.l).

Financial management of the Ecodeco Group is carried in coordination with AEM S.p.A.'s Finance and Administration Department to take advantage of the better terms and conditions that the AEM Group can obtain from banks and other financial institutions.
Hence, all decisions relating to the stipulation of medium/long term loans or financial risk hedging transactions by any member of the Ecodeco Group are taken jointly by Ecodeco and AEM management.
Ever since the Ecodeco Group was acquired, steps have been taken to rationalise its long-term debt, cancelling the more onerous loans (onerous in economic terms and in terms of guarantees), bringing the main clauses into line with AEM Group standards wherever possible.
Loans that could not be renegotiated have been kept at their original conditions.

1) Price risk
The group is not exposed to significant price risks related to energy markets, but it remains exposed to the natural risks of price changes by market competitors.

2) Interest rate risk, liquidity risk and exchange rate risk
The Ecodeco Group's strategy is to reduce the impact of interest rate changes on the income statement.
The interest rate hedging policy adopted by the Ecodeco Group is to minimise any risks connected to interest rate fluctuations by transforming floating rates (entirely or partly) into fixed rates through the use of derivatives.

The exposure to interest rate risk at June 30, 2007 can be put at around 14% of the Edison Group's total exposure, even though there are hedging structures in place that currently involve the application of a floating rate.
The larger medium/long-term positions, which mostly relate to project financing and leasing, have been hedged.

The sensitivity analysis carried out with the same methodology as was applied by the "old scope" of the AEM Group and by the Delmi Group according to the "Cash Flow Analysis" and based on the gross debt at June 30, 2007 (66 million euro) resulted in amounts of less than 100 thousand euro both in the case of shifts in the forward curve of +0.5% and in the case of shifts of -0.5%.
If the sensitivity analysis had been carried out with reference to the change in the pre-tax economic result prior to minority interests (Accrual Analysis), the result would have been a higher charge of around 100 thousand euro in the case of a shift of +0.5% and a lower charge of around 100 thousand euro in the case of a shift of -0.5%.

The group has a prudent liquidity risk management policy. If available liquid funds are insufficient, the minimum objective is to provide the group at any one time with the credit facilities needed to repay the debt falling due in the next twelve months.
The Group's financial requirement is therefore ensured by long-term funding raised exclusively through bank credit.

The Ecodeco Group is not particularly exposed to exchange rate risk, which is prevalently concentrated in the translation of the financial statements of a foreign subsidiary, Sistema Ecodeco UK Ltd, which operates in Great Britain. The parent company Ecodeco S.r.l., which operates internationally, has a substantial convergence between its billing currencies and its purchasing currencies.

3) Credit risk
This is the risk that one of the parties to a contract involving deferred settlement does not comply with their payment obligation, generating a financial loss for the other party.
This risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.
For the Ecodeco Group, exposure to credit risk is principally linked to its commercial activity, namely waste disposal services, electricity production and plant construction. Customers consist of private companies, with which the group has long-standing relationships, and public entities such as

municipalities, local authority utilities, consortiums, etc. Private customers have also been chosen carefully and this has allowed the Ecodeco Group to keep its credit risks low.
Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses banks that have a particularly secure profile and a high international standing.

(in millions of euro)	06.30.2007	12.31.2006
Gross trade receivables	56	56
Provision for bad and doubtful accounts (-)	(2)	(3)
Trade receivables	**54**	**53**

Trade receivables that are past due for more than 12 months amount to 8 million euro and refer to 4 million euro of receivables from public entities, for which there is no collection risk, and 4 million euro of receivables from private customers. These are covered by the provision for bad and doubtful accounts for 2 million euro and for the rest the Ecodeco Group has held on to amounts that it owes these customers with a view to offsetting debits and credits.

4) Equity risk

At June 30, 2007 the Ecodeco Group is not exposed to the risk of incurring losses based on an unfavourable change in the price of shares. The right of the minority shareholders of Fertilvita S.r.l. to sell 4.16% of the company to its parent Ecodeco S.r.l. does not constitute equity risk.

Debt, Risk of Default and Covenants of the AEM Group

The following are all of the figures for the AEM Group relating to bank borrowings and amounts due to other providers of finance, excluding financial payables relating to derivatives:

(consolidated figures in millions of euro)	Book balance 06/30/2007	Portions maturing within 12 months	Portions maturing beyond 12 months	06/30/2009	06/30/2010	06/30/2011	06/30/2012	beyond
Bonds	1,879	763	1,116	8	8	354	250	496
Non-banking loans	379	112	267	75	48	47	53	44
Bank loans	2,709	519	2,190	105	161	124	736	1,064
TOTAL	4,967	1,394	3,573	188	217	525	1,039	1,604

In October 2003, AEM S.p.A. issued a bond loan of nominal value 500 million euro with a 10-year maturity.

AEM S.p.A.'s bank debt of (a) 100 million euro at floating rate with maturity September 2012 and (b) 85 million euro at floating rate with maturity June 2018 has a credit rating clause regarding the Company's non-subordinated, unsecured long-term debt, which requires it to maintain a "BBB" rating for the entire duration of the 100 million euro loan and an investment grade rating for the entire duration of the 85 million euro loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants are evaluated by the Company every twelve months based on the consolidated financial statements.

AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,545 million euro which are not subject to any covenants, not even having to maintain a specific level of rating.

As regards the bond loan, on the loans mentioned above and the committed lines of credit there are (i) negative pledge clauses based on which AEM S.p.A. undertakes not to set up real guarantees on the assets of AEM S.p.A. and of its direct subsidiaries over and above a certain threshold; (ii) cross default/acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance, such as non-payment of the interest; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain direct subsidiaries.

Moreover, for the committed lines of credit, AEM S.p.A. has undertaken not to give up control over Delmi S.p.A. and to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*).

Note that the syndicated loan taken out by Edipower in January 2007 for a contractual amount of 2,000 million euro (in the case of 100% use, the share proportionally consolidated at 20% in the "old scope" of the AEM Group would be 400 million euro and due to proportional consolidation at 50% of the Delmi Group, there would be a further share of 500 million euro) contains negative pledge, *pari passu* and cross default clauses, as well as an obligation to comply with certain financial covenants, including a ratio of minimum EBITDA to financial charges and net debt in relation to Edipower's EBITDA. The content of these covenants was laid down prudently by Edipower on the basis of its business plan. At the time that this contract was stipulated, Edipower cancelled the preceding loan ahead of schedule. As a result, all of the Group's previous obligations to comply with financial covenants and ratings came to an end and all of the guarantees that it had given in favour of the financing banks in connection with their commitments to provide Edipower with financial support no longer applied.

As mentioned previously, the Delmi Group has issued four bond loans (Euro Medium Term Notes), all borne by the Edison Group, for a total nominal amount proportionally consolidated at 50% of 1,315 million euro (see tale below):

Description	Issuer	Market where quoted	ISIN code	Duration (years)	Expiry	Nominal value (in millions of euro) Share consolidated at 50%	Coupon	Present rate
EMTN 07/2000	Edison Spa	Luxembourg Stock Exchange	XS0114448144	7	07/20/2007	300	Annual fixed rate	7.38%
Retail 08/2002	Edison Spa former Italenergia	n.a.	IT0003345920	5	08/26/2007	415	Floating six-monthly rate	4.72%
EMTN 12/2003	Edison Spa	Luxembourg Stock Exchange	XS0181582056	7	12/10/2010	350	Annual fixed rate	5.13%
EMTN 12/2003	Edison Spa	Luxembourg Stock Exchange	XS0196762263	7	07/19/2011	250	Floating quarterly rate	4.58%

Moreover, the Delmi Group has non-syndicated loan contracts for a total nominal value of 364 million euro (share proportionally consolidated at 50% of 182 million euro) and syndicated loan contracts for a total nominal value of 5,061 million euro (share proportionally consolidated at 50% of 2,530.5 million euro).

In line with international practice for these types of financial transactions, the above contracts generally give the creditor the right to ask for reimbursement of the amount due, interrupting the relationship with the debtor in advance, in all cases where the latter has been declared insolvent and/or involved in bankruptcy proceedings (such as receivership or a composition with creditors), or if a liquidation or similar procedure has been initiated.

In line with market practice, the regulations governing bond loans typically contain a series of clauses which, if infringed, oblige the issuer to repay the bonds immediately. Of these, the main ones are: (i) negative pledge clauses, based on which the issuer undertakes not to set up real guarantees on Group assets over and above a certain threshold; (ii) cross default/cross acceleration clauses which entail immediate reimbursement of the bonds in the event of serious non-performance because of other loan contracts, having regard to a conspicuous part of the overall debt of Group companies; and (iii) clauses that provide for immediate repayment in the event of declared insolvency on the part of certain other Group companies.
Then, as regards the contracts for new lines of credit and the bilateral or syndicated loan contracts in which Edison is a party, it is worth pointing out in particular that the above mentioned syndicated line of credit granted to Edison, still not drawn down as of June 30, 2007, envisages among other things the obligation for Edison to respect certain commitments, such as giving the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*), as well as other limitations on the ability to give real guarantees to new lenders (negative pledge).
As regards the syndicated loan of 1,400 million euro (share consolidated proportionally at 50% of 700 million euro) granted to Transalpine di Energia in September 2005 by a group of Italian and international banks, the contract includes an obligation to give the financing banks the same treatment as that due to creditors under other unsecured financing contracts (*pari passu*), while the debtor's right to give real guarantees to new lenders (negative pledge) is restricted.
As far as the other companies in the Delmi Group are concerned, the project financing contracts that some of them have, in addition to those already discussed, envisage obligations to comply with or maintain certain financial ratios (typically related to the debtor's ability to repay the debt over the long term – Long Life Cover Ratio), as well as limitations on the right to distribute dividends or to grant real guarantees (negative pledges), infringement of which would cause accelerated repayment of the underlying debt.

As regards the consolidated debt of the Ecodeco Group, the 25 million euro floating rate loan granted by a pool of banks to Ecodeco S.r.l. in 2002 is subject to financial covenants.
The covenants make reference to the ratio between net financial debt and gross profit from operations and the ratio between gross profit from operations and net financial charges.

As matters stand, there is no situation of default on the part of companies of the AEM Group nor any infringement of the covenants mentioned above.

Analysis of forward transactions and derivatives

Commodity derivatives

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

1) Transactions considered hedges for the purposes of IAS 39: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross profit from operations when realised, whereas the prospective value is shown in equity with the contra-entry in assets or liabilities for derivatives. For transactions involving fair value hedges both the accrued result and the prospective value are shown in gross profit from operations.
2) Transactions not considered hedges for the purposes of IAS 39 can be split between:
    a. Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross profit from operations;
    b. Trading transactions: for all other transactions, the accrued result and the prospective value are booked to gross profit from operations (caption 13 in the consolidated income statement).

The derivatives used at June 30, 2007 are measured at fair value based on the forward market curve at the balance sheet date of the half-yearly report, if the underlying of the derivative is traded on markets that have a forward pricing structure.
To measure the fair value of the derivatives relating to the Italian power market, in the absence of an official reference forward curve for the PUN (National Unit Price), internal estimates were made using models that simulate the forward PUN curve, based on industry best practice.

Interest and exchange rate derivatives
As regards the classification of interest and exchange rate hedges in the financial statement for the application of hedge accounting, these transactions are tested to check compliance with the requirements of IAS 39. In particular:

1) Transactions considered hedges for the purposes of IAS 39: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the accrued result is included in gross profit from operations (caption 13 in the consolidated income statement) when realised, whereas the prospective value is shown in a specific equity reserve with the contra-entry in assets or liabilities for derivatives. For transactions involving fair value hedges both the accrued result and the prospective value are shown in gross profit from operations (caption 13 of the consolidated income statement).
2) Transactions not considered hedges for the purposes of IAS 39 can be split between:
   a) economic hedging: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures and to which the Fair Value Option is applicable in order to eliminate a valuation mismatch, the accrued result and prospective value are both included in financial costs; the assets or liabilities being hedged are valued at fair value through profit and loss, also in financial costs;
   b) other transactions: for all other transactions, the accrued result and prospective value are booked to financial costs.

Instruments outstanding at June 30, 2007

A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

(millions of euro)	Notional value with maturity within one year		Notional value with maturity between 2 to 5 years		Notional value with maturity beyond 5 years
Interest rate risk management					
- cash flow hedges as per IAS 39	-	416	-	765	507
- not considered hedges as per IAS 39	-	718	-	2,164	579
Total derivatives on interest rates	-	1,134	-	2,929	1,086
	maturity within 1 year				
	to be received	to be paid			
Exchange rate risk management					
- considered hedges as per IAS 39					
On commercial transactions	396	124	-	-	-
On financial transactions	-	6	-	-	-
- not considered hedges as per IAS 39					
On commercial transactions	8	-	-	-	-
On financial transactions	-	-	-	-	-
Total exchange rate derivatives	404	130	-	-	-
Equity risk management					
- considered hedges as per IAS 39	-	-	-	-	-
- not considered hedges as per IAS 39	-	-	-	29	-
Total equity derivatives	-	-	-	29	-

B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

	Unit of measurement of the notional value	Notional value with maturity within one year	Notional value with maturity within two years	Notional value with maturity beyond two years
Energy product price risk management				
A. cash flow hedges as per IAS 39, including:				
- Electricity	TWh	7.0	-	-
- Oil	bbl	308,800.0	-	-
- Other commodities	million tonnes	0.0	-	-
- Exchange rate	million dollars	72.0	-	-
B. fair value hedges as per IAS 39				
C. not considered hedges as per IAS 39, including:				
C.1 margin hedges				
- Electricity	TWh	2.1	-	-
- Liquid gas, oil	bbl	40,000.0	-	-
- Coal	million tonnes	-	-	-
- Other commodities	million tonnes	0.0	-	-
- CO_2	million tonnes	0.4	0.6	0.9
C.2 trading transactions				
- Electricity	TWh	1.0	-	-
- Liquid gas, oil	bbl	-	-	-
- Other commodities	million tonnes	0.0	-	-
- Exchange rate (forward points)	million dollars	84.0	-	-

Balance sheet and income statement effects of activity in derivatives at June 30, 2007

The following is an analysis of the effects on the balance sheet and income statement of derivatives management.

Effects in the balance sheet

(in millions of euro)

ASSETS	
B) CURRENT ASSETS	**112**
B1) Inventories	2
B3) Current derivatives	110
TOTAL ASSETS	**112**
E) LIABILITIES	
E1) NON-CURRENT LIABILITIES	**3**
E1- 1) Medium/long-term financial liabilities	3
- Amounts due to banks	-
- Derivatives	3
E2) CURRENT LIABILITIES	**42**
E2- 3) Short-term financial liabilities	42
- Amounts due to banks	-
- Derivatives	42
TOTAL LIABILITIES	**45**

Effects in the income statement

The following table includes an analysis of the economic results for the period relating to the management of derivatives. "Operating costs" include, as a direct adjustment to the related item, the effects of the effective part, as defined by IAS 39, of the derivatives used to hedge exchange risk on commodities, which for the Delmi Group have a negative impact for around 2 million euro.

(in millions of euro)	Realised in the period (A)	Fair value on contracts outstanding at 12.31.06 (B)		Fair value on contracts outstanding at 06.30.07 (C)		Change in fair value during the period (D = C-B)	Amounts booked to the income statement (A+D)
1) REVENUES AND OTHER OPERATING INCOME							
Energy product price risk management and commodity exchange risk management							
- considered hedges as per IAS 39	27	-		1		1	28
- not considered hedges as per IAS 39	9	1		5		4	13
Total (1)	**36**	**1**		**6**		**5**	**41**
3) OPERATING COSTS							
Energy product price risk management							
- considered hedges as per IAS 39	-13	-		-		-	-13
- not considered hedges as per IAS 39	-5	-1		-1		-	-5
Total (3)	**-18**	**-1**		**-1**		-	**-18**
TOTAL BOOKED TO GROSS PROFIT FROM OPERATIONS	**18**	**0**		**5**		**5**	**23**
9) OTHER GAINS (LOSSES) FROM DERIVATIVES							
Interest rate and equity risk management, including:							
A. Financial income							
- considered hedges as per IAS 39	7	3		4		1	8
- not considered hedges as per IAS 39	34	37		43		6	40
Total financial income (A)	**41**	**40**		**47**		**7**	**48**
B. Financial charges							
- considered hedges as per IAS 39	-6	-4		-4		-	-6
- not considered hedges as per IAS 39	-52	-531	(*)	-512	(*)	19	-33
Total financial charges (B)	**-58**	**-535**		**-516**		**19**	**-39**
Margin on interest rate and equity management (A+B)	**-17**	**-495**		**-469**		**26**	**9**
TOTAL BOOKED TO FINANCIAL COSTS	**-17**	**-495**		**-469**		**26**	**9**

(*) This includes the fair value of the bond loan of AEM S.p.A.

5) CONCESSIONS

The following table shows the main concessions obtained by the AEM Group:

Concessions	Expiry	
	from	to
10 Concessions for hydroelectric plants.	2007	2043
Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and AEM Distribuzione Energia Elettrica S.p.A. (AEM Elettricità S.p.A.) in the Municipalities of Milan and Rozzano.		2030
Delegation agreement for management of the public gas and district heating network services stipulated on 12.3.1996 between the Municipality of Milan and AEM S.p.A., now in the name of AEM Gas S.p.A. (*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of 11.10.2005 "Clarifications regarding delegations and concessions for natural gas distributions as per art. 15 of Decree 164 of 5.23.2000, as amended by art. 1, para. 69, of Law 239 of 8.23.2005", the expiry date of the concession for the gas distribution service has been brought forward to 12.31.2011.		For the same period as the duration of the Company (*)
AEM Gas S.p.A. also has concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan, whereas AEM Elettricità S.p.A. holds concessions in some neighbouring municipalities.		

The following information relates to the concessions obtained by the Delmi Group/Edison Group:

	Number	Residual life from	to
Storage concessions	2	8	18
Hydroelectric concessions	69	2	25
Distribution concessions	63	1	13
Hydrocarbon concessions	78	(*) "unit of production"	

(*) depreciation, and hence the residual life of the deposits, is calculated according to the quota extracted as a percentage of available reserves.

During the period, the Delmi Group was awarded 5 new hydrocarbon exploration licences in Norway.

Information on concessions of the Ecodeco Group is reported below:

	Number	Residual life from	
		from	to
Agreements on solid urban waste ("SUW")*	10	2**	18 years**

* agreements can relate to the disposal and treatment of SUW, the construction and running of dumps, dump management and safety or waste valorization.

** in certain cases, the duration depends on when the dump's volume is filled.

6) DEVELOPMENTS IN THE MAIN LEGAL AND TAX DISPUTES

"Old scope" of the AEM Group

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.

On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.

This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.

The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2005. On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2005 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions. Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (converted into Law 46 of April 6, 2007), further amendments were made to the existing recovery procedures. However, these amendments did not entail new obligations for AEM, as the recovery has been carried

out on the basis of the declarations already presented under the previous regulations, having regard to the aid effectively used.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the appeals launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative: consequently, no provision has been made for this matter in any of the financial statements approved up to December 31, 2006. Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

On March 30, 2007, the Milan Tax Office notified four assessments, or "communication-injunctions" under Decree Law 10/2007, relating to the aid alleged to have been used during the periods 1996, 1997, 1998 and 1999.
The sums requested in these assessments come to a total, including interest, of 4.9 million euro and are based on the Company's own declaration in July 2005, except as regards the derecognition of the effects of accepting the so-called "tombstone" tax amnesty under Law no. 289/2002; the related interest has also been calculated.

Based on the provisions of Decree Law 10/2007, the sums thus calculated and not paid have to be forcibly collected by including them in the tax roll; the rules do not permit any extended payment terms or suspensions, not even in the case of impugnment.

Having taken note of these communications, and considered Decree Law 10/2007 and related conversion law and checked that the amounts requested agree with those originally declared, the Company decided on April 27, 2007 to pay.

As a result of the above, the amounts paid have been included in the accounts for the first half of 2007 under "Financial charges" and "Other non-operating costs".

In any case, the arguments presented by the Company before the European Court of Justice against the Decision of the EU Commission of June 5, 2002 remain valid; these arguments - together with those presented by the other former municipal utilities and by the Italian Government - have not yet been examined in terms of merit. If the actions taken before the European Court of Justice are successful, the amounts paid by the Company ought to be reimbursed.
Also in this connection, the Company thought it best to appeal against any such decisions in the fiscal courts.

Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under art. 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of art. 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: *"Art. 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors.* The Court is expected to pass judgement soon.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether art. 2449 of the Italian Civil Code together with art. 2.d) of Decree Law 332/94 can be considered in compliance with arts. 43 and 56 of the EC Treaty.

Subsequently, with a statement transmitted on December 30, 2005, Mr Trevisan declared that he had asked, *in primis*, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, *in*

secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the *petitum* or proposition of a new or different request to the one for nullity".
With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of art. 2 of Decree Law 332/94 on the part of AEM.
Mr. Trevisan has not replicated further and with a request notified to AEM on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court.
Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31, 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

AEM-ACEA S.p.A.
With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM Milano S.p.A. to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.

The plaintiff has also summoned the following companies: WGRM Holding S.p.A., Delmi S.p.A., Edipower S.p.A., Edison S.p.A., AEM Torino S.p.A., ATEL, Transalpina di Energia S.r.l. and Italenergia Bis S.p.A., though without posing any specific questions to them.

In the summons, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.
In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This

competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

In an autonomous intervention during the court case, Endesa Italia S.p.A. substantially reiterated the plaintiff's questions to the defendants. However, Endesa's intervention statement, which was filed at the Milan Court in January 2007, has still not been communicated or notified to the defendants.

On May 4, 2007, the defendants AEM and EDF decided to take legal action together with some of the other companies mentioned above as co-defendants.

To start with, AEM raised two objections regarding the jurisdiction and territorial incompetence of the Rome Court.

In this regard, AEM maintained above all the lack of foundation of the plaintiff's argument, according to which AEM allegedly had a stake in a GenCo's capital of more than 30%, thereby exceeding the threshold established by the DPCM of November 8, 2000 (the "DPCM"). This argument does not correspond to the truth because AEM maintained its 16% interest, and this circumstance was not altered by its indirect investment in Edison, which is a total separate legal entity from AEM.

AEM then affirmed that it was impossible to even imagine a violation of the DPCM by AEM, as this decree is not legislative or regulatory in character. Given that the DPCM is merely an administrative deed, not a legislative one, this explains the effects and provisions that are only binding on its specific target, namely the subject responsible for disposing of the GenCos (Enel) and not on any of the other entities taking part in the disposal procedure. The Edipower consortium and, in turn, its shareholders took on contractual obligations vis-à-vis Enel (and the Ministry) and only them; but this cannot give rise to a violation of the DPCM, so there cannot be grounds for claims on the part of third parties against AEM regarding the provisions of the decree.

AEM did not commit any violation of the competition rules, nor any breach of contract as per art. 2043 of the Italian Civil Code as the deed being contested by the plaintiff (indirect acquisition of an investment in Edison) in itself does not constitute an illegal act, as the shares were bought on the Stock Exchange at the current market price in accordance with sector regulations. This deed does not in any case constitute an illicit act again the competition rules, also because it did not give rise to a competitive advantage for AEM, nor to a competitive disadvantage for ACEA. In particular, AEM has contested the plaintiff's arguments, maintaining that the change in Edison's shareholder structure did not in any way translate into a real competitive advantage, nor did it entail any change in its availability of energy resources deriving from the plants of the GenCo Edipower. In fact, AEM currently has the same energy availability, in terms of both production and sales, that it had at the time that it joined the Edipower consortium, so it is totally wrong to talk about competitive imbalance caused by the indirect acquisition of the investment in Edison.

As regards the alleged damages suffered by ACEA, for which ACEA has claimed compensation, it turns out that the damage to its equity which the plaintiff claims to have suffered cannot be attributed to AEM even in the abstract, as what the plaintiff is complaining about in the end of the day is that it cannot have higher stakes in the GenCos; but it cannot accuse AEM for this, given that it has no responsibility whatsoever for this situation. The truth is that the plaintiff is now claiming, illegitimately, to pass on to its competitors, AEM and EDF, the allegedly damaging effects of the provisions contained in the DPCM. In any case, the items of damage mentioned by the counterparty are obviously vague and without any element of proof to back them up.

Lastly, AEM has contested ACEA request to condemn EDF and AEM to sell their investments to reduce them in total to under the 30% threshold and to prevent AEM and EDF from withdrawing and/or using the electricity in excess of the permitted 30% limit; these requests are to be considered null and void as the object is excessively generic and vague; in any case, they are inadmissible as five years have nearly passed from the date of disposal of the GenCo, five years being the period that the DPCM applied the 30% limit. Once this five year period is over, no illicit situation can exist, which means that the case can only revolve around a question of compensation for damages.

As for Endesa's intervention, AEM contested that its appearance was contrary to legal procedure and therefore inadmissible; subordinately, it asked the Judge to grant the terms foreseen in art. 163 bis of the Code of Civil Procedure to permit an adequate response, adjourning the first hearing.

The first hearing was held on May 24, 2007.

Proceedings were then adjourned to be discussed at the hearing on October 24, 2007.

ENEL v AEM

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità of the power distribution business in Milan and Rozzano. AEM asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.

In AEM's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM. However, even on the basis of the expert witness's report, the differences between the two estimates - that of the arbitrators and that of the expert witness appointed by the Court - do not appear to be attributable either to unfairness or to errors, but rather solely to different valuation methods used in a field where the room for technical discretion tends to be very wide.

As regards the dispute, at present, after numerous adjournments, a hearing has been set for November 9, 2007 when the judge will announce his conclusions. The terms for the parties' defence conclusions will presumably run from that date, which means that the case is likely to be decided during the first half of 2008.

Even if the expert witness's report is not in AEM's favour, the final outcome of the lawsuit cannot be foreseen with any degree of reliability, whether because the judge could choose to disregard the expert witness's conclusions, or because of the objective complexity, both in fact and in law, of the questions that have to be resolved before ENEL's and/or AEM's requests can be considered.

Delmi Group

The Delmi S.p.A. does not have any legal or tax disputes still pending.

As regards Transalpina di Energia S.r.l., there are no updates compared with the situation at December 31, 2006; the company has the following legal disputes outstanding, which have not given rise to risk provisions in the financial statements.

On 7 May 2006, Transalpina di Energia received notification of a summons from Camuna di Partecipazioni S.p.A. (formerly Carlo Tassara S.p.A.) with which the latter called as defendants before the Milan Court: Transalpina di Energia, EDF, Italenergiabis Spa (IEB) and their directors.
Tassara maintains that EDF is in breach of contract with regard to the commitment that it took to buy back the warrants issued by IEB and purchased in 2002 by Tassara, at an agreed price of 20,404,441 euro. Tassara is therefore asking the Court to condemn EDF to pay the price mentioned above, or, subordinately, to accept its right to be reimbursed for the damage caused by IEB selling its investment in Edison and the Edison warrants to Transalpina di Energia at a price that Tassara considers too low, or, subordinately, to declare the sale null and void because of the prior purchase of the IEB warrants by Tassara, or, subordinately again, to ascertain the nullity of the sale of the controlling interest in Edison and of the Edison warrants by IEB to Transalpina.
The Company has prepared its defence case; the hearing before the Milan Court has been scheduled for November 7, 2007.

The Company also has litigation pending with ACEA. Details are provided below in the section on the Edison Group in the paragraph "ACEA Unfair Competition".

As regards the Edison Group, the law suits commented on below separately for Edison S.p.A. and for the other Group companies, are split between those where it is possible to make a reasonable estimate of the expected liability, for which provision has been made in the financial statements, and those where it is impossible to make a reasonable estimate, in which case, being contingent liabilities, no provision is set up, but suitable disclosure is made in the notes.
In the case of certain contingent liabilities, provision has been made:

<u>A) Edison S.p.A.</u>

European Commission – Antitrust procedure relating to Ausimont

In the appeal presented by Edison to the Court of First Instance of the European Union against the provisionally executive decision of the European Commission regarding an infraction of art. 81 of the EC Treaty and art. 53 of the EEA Agreement with regard to a cartel in the market for hydrogen peroxide and its derivatives, sodium perborate and sodium percarbonate, as a result of which Edison was fined 58.1 million euro, of which Solvay Solexis was jointly liable for 25.6 million euro, the parties have filed their submissions and related responses. The recourse aims to obtain cancellation of the fine or, subordinately, its reduction. Edison has already paid Euro 45.4 million euro on a provisional basis, this being the entire amount of its fine and 50% of the fine inflicted jointly on it and Solvay Solexis. We are now waiting for the hearing to be scheduled.

Collapse of the Stava Dam

Efforts have continued to finalise the last lawsuits still pending with third parties that suffered damages as a result of the collapse of the Prestavel basins in 1985.

Lawsuit for damages to employees operating the chemical plants contributed to Enimont

There are nothing of any importance to report in connection with the lawsuits still pending before the judicial authorities for the damages caused by operating the plants that were then transferred to Enimont. In particular: (i) the preliminary stage of the suit pending before the Milan Court between the Lombardy Region and EniChem, Basf Italy, Dibra and Montecatini (now Edison), relating to the damage to the environment caused by the plant at Cesano Maderno continued; while (ii) the suit before the same Court between Dibra, EniChem and Montecatini (now Edison), relating to compensation for the damage caused by the sale of part of the said plant, is still in suspense depending on the outcome of the previous dispute.

Petrochemical plant at Porto Marghera – Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and for damage to the environment

In the criminal trial for injuries stemming from exposure to vinyl chloride monomer and for damage to the environment in connection with the petrochemical plant at Porto Marghera, following the definitive condemnation of five former directors and managers of Montedison for the culpable homicide of a worker who died of hepatic angiosarcoma in 1999, as well as to pay damages together with Edison,

responsible for third-party liability, to reimburse the plaintiffs' legal fees and pay the costs of the lawsuit, Edison has settled with all of the damaged parties entitled to compensation.

Petrochemical plant at Brindisi – Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and vynil polychloride and for environmental damage.
In the trial of former Montedison directors and managers relating to the injuries allegedly caused by exposure to vinyl chloride monomer and vinyl polychloride and for environmental damage pending before the Brindisi Court, discussions have continued regarding the merit of those wanting to oppose the request for dismissal of the case by the Public Prosecutor.

Petrochemical plant at Mantua - Criminal proceedings for injuries to health and for damage to the environment
Preliminary enquiries have continued, with no procedural updates of note, into the alleged statistically significant increase in mortality rate due to tumours among the population and employees of the Mantua plant and the impact on the environment of the waste incinerator and dumps within the plant.

Petrochemical plant at Priolo – Criminal proceedings for injuries to health
The Public Prosecutor at the Siracusa Court has carried out preliminary enquiries into certain former directors and managers of Montedison (now Edison) for allegedly discharging into the sea liquid waste containing mercury from the petrochemical plant at Priolo. These effluents are alleged to have poisoned the water and marine flora and fauna, and caused miscarriages and serious injuries to people living in the province of Siracusa. Edison denies all responsibility for the events and deeds mentioned above, but by way of a donation, the company is completing a series of settlements with the potential damaged parties, as identified by the Public Prosecutor's office at the Siracusa Court during its investigations, for a total of 5 million euro in exchange for their waiver of any claim, reason or request for damages. Edison's willingness to settle follows a similar initiative by Enichem, which took over from Montedison (now Edison) as owner of the Priolo plant.

Plant at Verbania – Criminal proceedings for injuries stemming from exposure to asbestos powder.
The trial against certain former directors and managers of Montefibre before the Verbania Court was concluded with the condemnation of three of the accused for culpable homicide. The sentence also condemned Montefibre, considered jointly responsible under third-party liability, to pay damages to the injured parties, quantified on a provisional basis, and court expenses. A appeal has been filed against this decision with the Turin Appeal Court.

Claims for damages for exposure to asbestos
In recent years there has been a considerable increase in the number of claims for damages relating to the death or illness of workers alleged to have been caused by their exposure to various forms of asbestos at the plants previously owned by Montedison (now Edison) or relating to legal positions taken over by Edison as a result of mergers and acquisitions. Without prejudice to any evaluation of the legitimacy of these claims, considering the latency times of the illnesses linked to exposure to various forms of asbestos and the industrial activities carried on by the Company and by the Group, both in the past and at present, especially in the chemical sector, their geographical spread and the plant engineering technologies used, having regard to the period when these activities were carried on and the relative state of the art at the time, even if in full compliance with the regulations then in force, we cannot exclude that further legitimate claims for damages may arise, in addition to those for which various civil and criminal proceedings are already underway. Therefore, based on past experience and the knowledge acquired over time in connection with similar events, the company has considered it opportune to make a further provision, in addition to the specific ones already made for the lawsuits already in progress; this additional provision has been estimated on the basis of the expected value resulting from the average between the value of the claims for damages received and paid by the company for similar events over the course of the year and the court and out-of-court claims received by the company to date.

Ausimont sale: Solvay Arbitration

The preliminary stage of the arbitration regarding certain disputes that arose regarding the declarations and guarantees stipulated in the contract for the sale of Edison's stake in Agorà S.p.A. (the parent company of Ausimont S.p.A.), commenced on May 11, 2005 by Solvay SA and Solvay Solexis S.p.A. against Edison, through the International Court of Arbitration of the International Chamber of Commerce (ICC) has come to an end. The arbitration award is expected to be deposited no later than early 2008.

Savings shareholders/UBS: impugnment of the resolution to merge Edison with Italenergia and request for damages

Proceedings have continued without any particular progress in the joint lawsuits before the Milan Court in which the common representative of the savings shareholders and UBS AG are suing Edison, Italenergia S.p.A. and others, proposing impugnment of their merger and the payment of damages. You will remember that an expert witness appointed by the investigating judge filed a report stating that even though he considered the criteria used as perfectly adequate, he still felt that the valuation process had been affected by certain deficiencies (no use made of control methods) and errors of application of the criteria used, such as to produce harmful consequences for the savings shareholders.

Sesto Siderservizi – Restoration of the Concordia Sud Areas

Sesto Siderservizi has sued Edison (as the company that absorbed Termica Narni S.p.A.) before the Milan Court for reimbursement of part of he costs incurred to restore the areas known as Concordia Sud, located in the Municipality of Sesto San Giovanni. The claim is based on a series of agreements that are alleged to have been entered into when both of these companies belonged to the Falck Group. Edison has responded by asking for the plaintiff's claims to be rejected.

B) Other Group companies

Farmoplant - Accident at the Massa plant in 1988

The preliminary stage of the civil action taken by the Province of Massa-Carrara and by the Municipalities of Massa and Carrara for compensation of the damages resulting from the accident at the Farmoplant location in Massa in 1988 is still continuing at the Genoa Court, which has jurisdiction for tax matters.

Montedison Finance Europe - Domp BV bankruptcy

There is no news regarding the appeal against the decision of the Dutch Court of First Instance that considered Montedison Finance Europe responsible for the bankruptcy of J. Domp and therefore for all of its liabilities, quantified by the liquidator at 11.6 million euro.

*****

As regards the state of the main lawsuits relating to events referring to the past, where there is a potential liability, but the outlay is impossible to estimate based on the information currently available, we would mention the following:

Environmental regulations

In recent years, there have been considerable developments in the regulations concerning environmental matters and, as far as this section is concerned, in the question of liability for damage to the environment. In particular, the circulation and application in various legal systems of the principle of "internalisation" of environmental costs (better known with the saying "he who pollutes pays") have triggered off the introduction of new assumptions of responsibility for pollution that is objective (i.e. quite apart from the subjective element of blame) and indirect (depending on others' actions). Even a preceding situation seems to take on importance, with the result that the present situation goes over the current limits of acceptability of the contamination.

In Italy, this concept seems to be taking over in practice, both at an administrative level, as a consequence of a rigorous application of the provisions of D.M. 471/99, implementing the rules laid

down in art. 17 of D.Lgs. 22/97, as at a judicial level, particularly as a result of a severe interpretation of the criminal law and the rules regarding third-party liability, which are relevant in situations of damage to the environment.
In this connection, we would point out that there are various proceedings pending at different levels of justice before the administrative tribunals against the measures taken by state and local administrations, ordering the company to carry out reclamation work both on industrial sites that have already been sold and on others that are still owned (thermoelectric power stations, in particular), which are also contaminated by the activities that were carried on there previously. More in general, without prejudice to any evaluation of the legitimacy of these new regulatory assumptions and the legal fairness of the related methods of application and interpretation, nonetheless, considering the industrial activities carried on by the Company and by the Group, both in the past and at present, especially in the chemical sector, their geographical spread and the their environmental impact, having regard to the period when these activities were carried on and the relative state of the art at the time, even if in full compliance with the regulations then in force, we cannot exclude that there could emerge, in accordance with current law, new contaminations, in addition to those for which administrative and judicial proceedings are currently underway, and that all of these situations of contamination could be considered with the same rigour and severity as mentioned above.
Moreover, the uncertain state of current proceedings makes it impossible to hazard a guess as to the probability and quantification of any such charges.

A) Edison S.p.A.

ACEA Unfair Competition

The proceedings brought by ACEA S.p.A. before the Rome Court against, among others, AEM S.p.A., EdF SA, Edipower S.p.A. and Edison are continuing. ACEA alleges that as a result of EdF S.p.A and AEM S.p.A, acquiring joint control of Edison, by EdF S.p.A. and AEM S.p.A., they violated the 30% limit laid down in the DCPM of November 8, 2000 for an interest in the capital of Edipower SpA on the part of public sector enterprises. ACEA claims that this constitutes unfair competition pursuant to art. 2598.3 of the Italian Civil Code, as a result of which ACEA suffered damages that it now wants reimbursed by AEM S.p.A. and EdF S.p.A. It also wants the Court to take steps to eliminate the effects of this situation (such as proportional disposal of the shareholding in excess of the limit mentioned above and an injunction preventing AEM and EdF from withdrawing and using the energy produced by Edipower S.p.A. in excess of the amount permitted by complying with the limit).

Liability suit under art. 2393 of the Italian Civil Code (former Calcemento)

We are still waiting for the sentence relating to the liability suit decided by the shareholders of Calcemento (now Edison) in May 1997 against the former chairman Lorenzo Panzavolta for violation of the obligations to manage the company correctly and diligently, causing foreseeable damage to the company and its shareholders, especially as a result of buying the real estate complex of Pizzo Sella (Poggio Mondello) and the companies Heracles and Halkis.

Merger of Montedison (now Edison) - Finanziaria Agroindustriale

There is nothing new to report with regard to the appeal against the sentence passed in December 2000 by the Genoa Court in the lawsuit brought by Mittel Investimenti Finanziari and other shareholders of Finanziaria Agroindustriale, for which we are still waiting for the decision against the parties that did not accept the negotiated settlement between Edison and Mittel Investimenti Finanziari.

Sale of Tecnimont: Edison/Falck arbitration

In the arbitration between Edison and Falck following the latter's failure to buy Edison's stake in Tecnimont, the Arbitration Board appointed an expert witness to determine the amount of the damage suffered in various ways by Edison as a consequence of Falck's breach of contract.

MEMC lawsuits

In the lawsuit brought by MEMC, among others, against Edison and Edison Energia concerning the commercial relationship for the sale and provision of electrical power, pending before the Milan and

Venice Courts, the appeal by the plaintiff against the decision of the Milan Court that had rejected all of their requests, condemning MEMC to reimburse the expenses incurred, is still pending.

B) Other Group companies

Pizzo Sella Complex and attachment of assets in Sicily

There is nothing new to report with regard to the negative assessment suit by Finimeg, parent company of Poggio Mondello (now under court administration) before the administrative tribunal to hear declare the inability for it and Poggio Mondello to suffer the confiscation for illegal construction of the building complex at Pizzo Sella ordered by the Palermo Court of Appeal and confirmed by the Court of Cassation in December 2001; a confiscation that includes the buildings owned by Poggio Mondello.

The lawsuits by certain buyers and potential buyers of the houses that formed part of the Pizzo Sella complex that was confiscated, which sued Poggio Mondello and the Municipality of Palermo for damages caused by the confiscation, are continuing. It is worth reiterating that in two recent pronouncements on this case the Palermo Court said that they had ascertained that Poggio Mondello was not contractually responsible, being of the opinion, among other things, that penal confiscation could not be enforced against third parties who bought in good faith and who had registered their title prior to the transcription of any administrative sanction.

In the case regarding the impugnment of the sequestration, subsequently converted into confiscation of the shares, quotas and assets of the associates Finsavi and Generale Impianti, and of the subsidiaries Calcestruzzi Palermo, Frigotecnica and Poggio Mondello, decided by court order on May 15, 2002 by the Palermo Court as part of the proceedings for the application of preventive measures, the Palermo Court of Appeal has accepted Edison's defence, which maintained a total lack of any connection between Edison and the Mafia entity against which the confiscation had been proposed. As a result, the Court revoked the sequestration and confiscation of the share capital and assets of the subsidiaries Frigotecnica and Poggio Mondello and of Edison's portion of the share capital of Finsavi and Generale Impianti, whereas it confirmed the confiscation of the share capital of Calcestruzzi Palermo and of the assets of Finsavi and Generale Impianti.

Edison Trading and Edipower – Brindisi coal bunker

The expert witness appointed by the Public Prosecutor of Brindisi is continuing to look into the matter, above all to ascertain whether the subsoil and water stratum have been contaminated, following the attachment of the coal bunker used by Edipower's Brindisi Nord power station, ordered by the Public Prosecutor at the Brindisi Court on March 3, 2005, as it created an excessive amount of dust.

Montedison Srl – The Bussi sul Tirino (Pe) Area

As regards the preliminary investigations commenced by the public prosecutor's office of Pescara relating to an accusation of poisoning the waters and causing an environmental disaster in the Bussi sul Tirino basin, in which there has been industrial activity for more than a century, most recently carried on by Ausimont S.p.A., sold in 2002 to Solvay Solexis S.p.A. (a subsidiary of Solvay SA), last February, Montedison Srl was notified of the sequestration of a plot of land on the outskirts of this plant. From what we can gather, it seems that a large quantity of industrial waste has been found on this plot of land which has not been used for many years. The Company is following the investigations so that it can decide what steps to take.

Proceedings initiated by AEEG with resolution 186/06 against EDF Energia Italia (now Edison Energia S.p.A.), Edison Trading S.p.A. and Edipower S.p.A.

The proceedings initiated by AEEG with resolution 186/06 against EDF Energia Italia (now Edison Energia S.p.A.), Edison Trading S.p.A. and Edipower S.p.A. are continuing. The Authority has adopted an extremely broad interpretation of resolution 50/05, one of dubious legitimacy, to accuse these companies of a series of violations of the resolution, which establishes the obligation for market operators and the users of the dispatching service to communicate the information needed to evaluate relationships of control and association; it claims that the situation comes under art. 7 of Law 287 of October 10, 1990. In particular, the Authority complains (i) as far as EDF Energia Italia is concerned, that it was late in sending in its communication for 2006 compared with the deadline set by GME, and the fact that it lacked certain information regarding the relationships between the parent company EdF

and certain other market operators, and (ii) as far as Edison Trading is concerned, the lack of information concerning outstanding contracts between certain partners of Edipower, known as "Tolling" and "Sale and Purchase Agreement", and (iii) as far as Edipower is concerned, the lack of any communication regarding the indirect relationships between it, EdF Trading and EDF Energia Italia. The Company has explained its defence arguments in the proceeding brought by the Authority and reserves to impugn any sanctionary measures as appropriate.

*****

Developments in the main tax disputes during the year were as follows:

Former Edison S.p.A. - Direct taxes for the years 1994-1999

In March 2007, the Regional Tax Commission confirmed the favourable decision of the Provincial Commission, cancelling the IRPEG and ILOR assessments issued for 1995 and 1996.

The appeal proposed by the Tax Authorities against the favourable decision issued by the Provincial Tax Commission in connection with the IRPEG and ILOR assessment for 1997 has not yet been heard.

Edison S.p.A. assessment for 2002 following a tax audit

The appeal against the assessments issued following a tax audit on 2002, which was heard in November 2006 before the Provincial Tax Commission of Milan, was substantially accepted and the assessment completely cancelled, except for an add-back of 26 thousand euro to taxable income.

EDF Energia Italia S.r.l. - Customs VAT assessment for 2001, 2002 and 2003

The company appealed to the Provincial Tax Commission of Milan against the VAT assessment received last December for the years 2001, 2002 and 2003, asking for it to be cancelled. The hearing before the Tax Commissions is likely to be held before the end of the current year.

A similar recourse has been proposed against the fine notified in May 2007 in connection with this same matter.

Moreover, any costs that derive from these assessments would in any case be covered by specific contractual guarantees given by the selling company, EDF International SA, at the time of the acquisition of the investment in EDF Energia Italia, which entirely protect the Company.

Attachments to the notes to the consolidated interim financial statements

Attachment 1 - Statement of changes in property, plant and equipment

(in millions of euro)

Property, plant and equipment	Net book value 12/31/2006	Changes for the period						Net book value 06/30/2007
		Additions	Other changes	Reclassifications	Disposals	Depreciation	Total changes for the period	
Land	121	2			-2			121
- Total land	121	2			-2			121
Buildings	624	2	2	14	-4	-17	-3	621
- Total buildings	624	2	2	14	-4	-17	-3	621
- Total land and buildings	745	4	2	14	-6	-17	-3	742
Plant and machinery								
Production plant	4,131	9	54	-12	-3	-162	-114	4,017
Transport lines								
Transformation stations	38	1				-1		38
Distribution networks	755	31	1		-2	-25	5	760
Transferable plant and machinery	726		11	-2		-27	-18	708
- Total plant and machinery	5,650	41	66	-14	-5	-215	-127	5,523
Industrial and commercial equipment								
Miscellaneous equipment	15					-1	-1	14
Mobile phones								
- Total industrial and commercial equipment	15					-1	-1	14
Other property, plant and equipment								
Furniture and fittings	8							8
Electric and electronic office machines	9	3				-1	2	11
Vehicles	1							1
Fixed assets worth less than 516 euro								
Refuse dumps	16					-2	-2	14
- Total other property, plant and equipment	34	3				-3		34
Leasehold Improvements	3	1				-1		3
Leased assets	147					-7	-7	140
Construction in progress and advances								
Buildings	-5	2		17			19	14
Production plant	423	120	-66	-17			37	460
Transport lines								
Transformation stations	2							2
Distribution networks	9	3					3	12
Miscellaneous equipment								
Other property, plant and equipment	2	1	-1					2
Advances								
Transferable assets in construction	1	2	-1				1	2
- Total construction in progress and advances	432	128	-68				60	492
Total property, plant and equipment	7,026	177			-11	-244	-78	6,948

Attachment 2 - Statement of changes in intangible assets

(in millions of euro)

Intangible assets	Net book value 12/31/2006	Changes for the period						Net book value 06/30/2007
		Additions	Other changes	Reclassifications	Disposals	Amortisation	Total changes for the period	
Industrial patents and intellectual property rights	18		1			-2	-1	17
Concessions, licences, trademarks and similar rights	227		4			-11	-7	220
Goodwill	1,919		289		-3		286	2,205
Assets in process of formation	7	1	-5				-4	3
Other intangible assets	361	10	-39			-20	-49	312
Total intangible assets	**2,532**	**11**	**250**	**0**	**-3**	**-33**	**225**	**2,757**

Attachment 3 - List of Companies included in the consolidated financial statements and of other investments
(figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% Group holding at 06/30/2007	Portions held %	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights (b)	Book value 06/30/2007	Valuation method
Scope of consolidation										
AEM Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1,466,868	51.00%	51.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Proaris S.r.l.	Milan	Euro	10	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Ecodeco S.r.l.	Milan	Euro	7,468	30.00%	30.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	40.00%	40.00%	AEM S.p.A.	-	-		Proportional consolidation
Edipower S.p.A.	Milan	Euro	1,441,300	20.00% (1)	16.00%	AEM S.p.A.	-	-		Proportional consolidation
Transalpina di Energia S.r.l. (2)	Milan	Euro	3,146,000	50.00%	50.00%	Delmi S.p.A.	-	-		Proportional consolidation
Investments										
Malpensa Energia S.r.l.	Segrate (Milan)	Euro	5,200		49.00%	AEM S.p.A.	-	-	4,033	Equity method
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	Euro	6,420		32.52%	AEM S.p.A.	-	-	2,704	Equity method
e-utile S.p.A. (7)	Milan	Euro	1,000		49.00%	AEM S.p.A.	-	-	1,646	Equity method
Zincar S.r.l.	Milan	Euro	100		27.00%	AEM S.p.A.	-	-	192	Equity method
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000		35.00%	AEM S.p.A.	-	-	8	Equity method
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10		50.00%	AEM S.p.A.	-	-	5	Equity method
Metroweb S.p.A. (former Burano S.p.A.)	Milan	Euro	10,200		23.53%	AEM S.p.A.	-	-	7,517	Equity method
ACSM S.p.A.	Como	Euro	46,871		20.00%	AEM S.p.A.	-	-	22,366	Equity method
A.G.A.M. S.p.A.	Monza	Euro	46,482		24.99%	AEM S.p.A.	-	-	24,669	Equity method
Utilia S.p.A. (3)	Rimini	Euro	900		20.00%	Aem Service S.r.l.	-	-	240	Equity method
Consolidation of the Delmi Group (6)									22,672	See attachment 5
Consolidation of the Ecodeco Group (8)									254	See attachment 8
Total investments									86,306	
Financial assets available for sale										
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		5.76%	AEM S.p.A.	-	-	398,766	Fair value
ASM S.p.A.	Sondrio	Euro	5,834		3.99%	AEM S.p.A.	-	-	874	Fair value
Consorzio DIX.IT (in liquidation)	Milan	Euro	5,165		14.28%	AEM S.p.A.	-	-	738	Fair value
CESI S.p.A.	Milan	Euro	8,550		1.87%	AEM S.p.A.	-	-	165	Fair value
Emittenti Titoli S.p.A.	Milan	Euro	5,200		1.85%	AEM S.p.A.	-	-	78	Fair value
Consorzio Milanosistema	Milan	Euro	250		10.00%	AEM S.p.A.	-	-	25	Fair value
AvioValtellina S.p.A.	Sondrio	Euro	2,880		0.19%	AEM S.p.A.	-	-	5	Fair value
Bluefare Ltd.	London	Lst	1,000		20.00%	AEM S.p.A.	-	-	2	Fair value
CO.GE.R. 2004 S.p.A. in liquidation (4)	Sant'Antimo (NA)	Euro	150		5.00%	AEM Calore & Servizi S.p.A.	-	-	2	Fair value
CESI S.p.A. (5)	Milan	Euro	8,550		7.00%	Edipower S.p.A.	-	-	271	Fair value
Consolidation of the Delmi Group (6)									77,542	See attachment 7
Consolidation of the Ecodeco Group (8)									8	See attachment 8
Total investments in other companies									478,476	

(*) Share capitals are expressed in thousands of euro.
(1) The percentage shown here assumes that all of the put option rights are exercised.
(2) AEM S.p.A. owns 50% of Transalpina di Energia S.r.l. indirectly through DELMI S.p.A.;
(3) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l.
(4) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. in liquidation indirectly through its subsidiary AEM Calore & Servizi S.p.A.
(5) Edipower S.p.A. holds 7% of CESI S.p.A.; the book value shown here represents the 20% that belongs to the AEM Group.
(6) Reference should be made to attachments 4-5-6-7 for information on the investments of the Delmi Group;
(7) The financial statement figures of the company refer to the financial statements as of 09/30/06.
(8) Reference should be made to attachments 8 for information on the investments of the Ecodeco Group;
a) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares).
Percentages are given only if they differ from the percentage of capital held.
(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting.
Percentages are given only if they differ from the percentage of capital held.
Note that on December 15, 2006 AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value€ 50 each.

Attachment 4 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)
(also pursuant to art. 126 of CONSOB Resolution 11971 of 05.14.1999)

Name	Registered office	Currenc	Share capital	Consolidated portion of the Group % (a)		% of capital held		Securities held with voting rights %	Exercisable voting rights %	Type of investment
				06/30/2007 (I)	12/31/2006	% (b)	Shareholder	(c)	(d)	(e)
A) Companies included in the scope of consolidation										
A.1) Companies consolidated line-by-line										
CONSORZIO DI SARMATO SOC. CONS. P.A.	MILAN (I)	EUR	200,000	34.910	36.430	55.000	EDISON SPA	-	-	SUB
ECOFUTURE SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	10,200	63.470	69.390	100.000	EDISON SPA	-	-	SUB
GEVER SPA	MILAN (I)	EUR	10,500,000	32.370	35.390	51.000	EDISON SPA	-	-	SUB
HYDRO POWER ENERGY SRL - HPE SRL (SOLE SHAREHOLDER)	BOLZANO (I)	EUR	50,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
JESI ENERGIA SPA	MILAN (I)	EUR	5,350,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB
SARMATO ENERGIA SPA	MILAN (I)	EUR	14,420,000	34.910	42.330	55.000	EDISON SPA	-	-	SUB
SONDEL DAKAR BV	ROTTERDAM (NL)	EUR	18,200	63.470	69.390	100.000	MONTEDISON FINANCE EUROPE NV	-	-	SUB
TERMICA BOFFALORA SRL	MILAN (I)	EUR	14,220,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB
TERMICA CELANO SRL	MILAN (I)	EUR	259,000	44.430	48.570	70.000	EDISON SPA	-	-	SUB
TERMICA COLOGNO SRL	MILAN (I)	EUR	9,296,220	41.250	45.100	65.000	EDISON SPA	-	-	SUB
TERMICA MILAZZO SRL	MILAN (I)	EUR	23,241,000	38.080	41.630	60.000	EDISON SPA	-	-	SUB
THISVI POWER GENERATION PLANT S.A.	ATHENS (GR)	EUR	198,000	41.250	-	65.000	EDISON SPA	-	-	SUB
EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	4,200,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
MONSEI ESCO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	100,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
EDISON D.G. SPA (SOLE SHAREHOLDER)	SELVAZZANO DENTRO (PD) (I)	EUR	460,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
EDISON INTERNATIONAL SPA	MILAN (I)	EUR	17,850,000	63.470	69.390	70.000	EDISON SPA	-	-	SUB
						30.000	SELM HOLDING INTERNATIONAL SA	-	-	
EDISON STOCCAGGIO SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	81,497,301	63.470	69.390	100.000	EDISON SPA	-	-	SUB
EUROIL EXPLORATION LTD	LONDON (GB)	GBP	9,250,000	63.470	69.390	0.000	EDISON SPA	-	-	SUB
						100.000	SELM HOLDING INTERNATIONAL SA	-	-	
EDISON TRADING SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	30,000,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
VOLTA SPA	MILAN (I)	EUR	130,000	32.370	35.390	51.000	EDISON SPA	-	-	SUB
EDISON ENERGIA SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	22,000,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
ENECO ENERGIA SPA	BOLZANO (I)	EUR	200,000	63.470	69.390	99.900	EDISON SPA	-	-	SUB
ATEMA LIMITED	DUBLIN 2 (IRL)	EUR	1,500,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
EDISON HELLAS SA	ATHENS (GR)	EUR	263,700	63.470	69.390	100.000	EDISON SPA	-	-	SUB
EDISON SPA	MILAN (I)	EUR	5,002,810,161	63.470	69.390	63.470	TRANSALPINA DI ENERGIA S.R.L.	63.326	63.326 (i)	SUB
FINANZIARIA DI PART.ELETTR.FINEL SPA (SOLE SHAREHOLDER	MILAN (I)	EUR	194,000,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
MONTEDISON FINANCE EUROPE NV	AMSTERDAM (NL)	EUR	4,537,803	63.470	69.390	100.000	EDISON SPA	-	-	SUB
SELM HOLDING INTERNATIONAL SA	LUXEMBOURG (L)	EUR	24,000,000	63.470	69.390	99.950	EDISON SPA	-	-	SUB
						0.050	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-	
MONTEDISON SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,583,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
NUOVA ALBA SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,016,457	63.470	69.390	100.000	EDISON SPA	-	-	SUB
EDISON TREASURY SERVICES SRL (SOLE SHAREHOLDER)	CONEGLIANO (TV) (I)	EUR	10,000	63.470	69.390	100.000	EDISON SPA	-	-	SUB
A.2) Companies consolidated on a proportional basis										
BLUEFARE LTD	LONDON (GB)	GBP	1,000	31.730	34.690	50.000	EDISON SPA	-	-	JV
IBIRITERMO SA	IBIRITE' - ESTADO DE MINAS GERAIS (BR	BRL	7,651,814	31.730	34.690	50.000	EDISON SPA	-	-	JV
SEL - EDISON SPA	CASTELBELLO (BZ) (I)	EUR	84,798,000	26.660	29.140	42.000	EDISON SPA	-	-	JV
SELEDISON NET SRL (SOLE SHAREHOLDER)	CASTELBELLO - CIARDES (BZ) (I)	EUR	200,000	26.660	29.140	100.000	SEL - EDISON SPA	-	-	JV
PARCO EOLICO CASTELNUOVO SRL	CASTELNUOVO DI CONZA (SA) (I)	EUR	10,200	31.730	34.690	50.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	JV
EDIPOWER SPA	MILAN (I)	EUR	1,441,300,000	31.730	34.690	40.000	EDISON SPA	-	-	JV
ED-INA D.O.O.	ZAGABRIA (HR)	HRK	20,000	31.730	34.690	50.000	EDISON INTERNATIONAL SPA	-	-	JV
ASCOT SRL	BRESSANONE (BZ) (I)	EUR	10,330	31.730	34.690	50.000	ENECO ENERGIA SPA	-	-	JV
INTERNAT. WATER SERV.(GUAYAQUIL) INTERAGUA C. LTDA	GUAYAQUIL (EC)	USD	32,180,000	28.560	31.220	90.000	INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	-	-	JV
INTERNATIONAL WATER (UK) LIMITED	LONDON (GB)	GBP	1,001	31.730	34.690	0.100	INTERNATIONAL WATER HOLDINGS BV	0.000	0.000	JV
						99.900	IWL CORPORATE LIMITED (IN LIQUIDATION)	100.000	100.000	
INTERNATIONAL WATER HOLDINGS BV	AMSTERDAM (NL)	EUR	40,000	31.730	34.690	50.000	EDISON SPA	-	-	JV
INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	AMSTERDAM (NL)	EUR	20,000	31.730	34.690	59.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER SERVICES LTD	ZUG (CH)	CHF	100,000	31.730	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV

Attachment 5 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)
(also pursuant to art. 126 of CONSOB Resolution 11971 of 05.14.1999)

Name	Registered office	Currency	Share capital	Consolidated portion of the Group % (a) 12/31/2006	% of capital held % (b)	Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
B) Companies carried at equity										
CONSORZIO BARCHETTA	JESI (AN) (I)	EUR	2,000		50.000	JESI ENERGIA SPA	-	-		ASS
CONSORZIO MONTORO	NARNI (I)	EUR	4,000		25.000	EDISON SPA	-	-		ASS
CONSORZIO VICENNE	CELANO (I)	EUR	1,000		50.000	TERMICA CELANO SRL	-	-		ASS
GTI DAKAR LTD	GEORGE TOWN -GRAN CAIMAN (GBC)	EUR	14,686,479		30.000	SONDEL DAKAR BV	-	-	3.7	ASS
KRAFTWERKE HINTERRHEIN AG	THUSIS (CH)	CHF	100,000,000		20.000	EDISON SPA	-	-	14.9	ASS
ROMA ENERGIA SRL	ROME (I)	EUR	50,000		35.000	EDISON SPA	-	-	0.4	ASS
SISTEMI DI ENERGIA SPA	MILAN (I)	EUR	10,475,000		40.570	EDISON SPA	-	-	4.0	ASS
SOC.SVIL.REA.GEST.GASDOT.ALG-ITAV.SARDEG.GALSI SPA (for	MILAN (I)	EUR	10,838,000		18.000	EDISON SPA	-	-	3.1	ASS
BLUMET SPA	REGGIO EMILIA (I)	EUR	7,600,000		28.320	EDISON SPA	-	-	3.5	ASS
ETA 3 SPA	AREZZO (I)	EUR	2,000,000		33.010	EDISON SPA	-	-	1.3	ASS
GASCO SPA	BRESSANONE (BZ) (I)	EUR	350,000		40.000	EDISON SPA	-	-	0.2	ASS
PROMETEO SPA	OSIMO (AN) (I)	EUR	1,938,743		21.000	EDISON SPA	-	-	0.5	ASS
S.A.T. FINANZIARIA SPA	SASSUOLO (MO) (I)	EUR	1,000,000		40.000	EDISON SPA	-	-	0.6	ASS
UTILITA' SPA	MILAN (I)	EUR	2,307,692		35.000	EDISON SPA	-	-	0.8	ASS
INIZIATIVA UNIVERSITARIA 1991 SPA	VARESE (I)	EUR	16,120,000		32.260	MONTEDISON SRL (SOLE SHAREHOLDER)	-	- (g)	3.9	ASS

Attachment 6 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)
(also pursuant to art. 126 of CONSOB Resolution 11971 of 05.14.1999)

Name	Registered office	urrency	Share capital	Consolidated portion of the Group % (a) 12/31/2006	% of capital held % (b)	% of capital held Shareholder	Securities held with voting (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
C) Investments in companies in liquidation or subject to permanent restrictions										
AUTO GAS COMPANY S.A.E. (IN LIQUIDATION)	CAIRO (ET)	EGP	1,700,000		30.000	EDISON INTERNATIONAL SPA	-	-	0.1	ASS
CODEST SRL	PAVIA DI UDINE (UD) (I)	EUR	15,600		33.330	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
FINSAVI SRL	PALERMO (I)	EUR	18,698		50.000	EDISON SPA	-	-		ASS
POGGIO MONDELLO SRL (SOLE SHAREHOLDER)	PALERMO (I)	EUR	364,000		100.000	FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQUIDATION)	-	-		SUB
C.F.C. CONSORZIO FRIULANO COSTRUTTORI (IN LIQUIDATION)	UDINE (I)	LIT	100,000,000		20.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
CALBIOTECH SRL (IN BANKRUPTCY)	RAVENNA (I)	LIT	90,000,000		55.000	EDISON SPA	-	-		SUB
CEMPES SCRL (IN LIQUIDATION)	VILLA ADRIANA - TIVOLI (RM) (I)	EUR	15,492		33.330	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
CI.FAR. SCARL (IN BANKRUPTCY)	UDINE (I)	LIT	20,000,000		60.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		SUB
COMPO CHEMICAL COMPANY (IN LIQUIDATION)	WILMINGTON, DELAWARE (USA)	USD	1,000		100.000	NUOVA ALBA SRL (SOLE SHAREHOLDER)	-	-		SUB
CONIEL SPA (IN LIQUIDATION)	ROME (I)	EUR	1,020		35.250	EDISON SPA	-	-		ASS
CONSORZIO CARNIA SCRL (IN LIQUIDATION)	ROME (I)	EUR	45,900		17.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		TP
CONSORZIO FRIULANO PER IL TAGLIAMENTO (IN LIQUIDATIO	UDINE (I)	EUR	10,330		16.300	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		TP
CONVOLCI SCNC (IN LIQUIDATION)	SESTO SAN GIOVANNI (I)	EUR	5,165		27.370	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
FERRUZZI TRADING FRANCE SA (IN LIQUIDATION)	PARIS (F)	EUR	7,622,451		100.000	EDISON SPA	-	-	5.9	SUB
FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQUIDATION)	MILAN (I)	EUR	2,425,200		100.000	EDISON SPA	-	-	2.0	SUB
FRIGOTECNICA SRL (SOLE SHAREHOLDER) (IN LIQUIDATION)	PALERMO (I)	EUR	76,500		100.000	EDISON SPA	-	-		SUB
GROUPEMENT GAMBOGI-CISA (IN LIQUIDATION)	DAKAR (SN)	XAF	1,000,000		50.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
INICA SARL (IN LIQUIDATION)	LISBON (P)	PTE	1,000,000		20.000	EDISON SPA	-	-		ASS
NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	MILAN (I)	EUR	1,549,350		100.000	EDISON SPA	-	-	0.4	SUB
NUOVA I.S.I. IMPIANTI SELEZ. INERTI SRL (IN BANKRUPTCY)	VAZIA (RI) (I)	LIT	150,000,000		33.330	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-		ASS
SISTEMA PERMANENTE DI SERVIZI SPA (IN BANKRUPTCY)	ROME (I)	EUR	154,950		12.600	EDISON SPA	-	-		TP
SOC.GEN.PER PROGR.CONS.E PART. SPA (UNDER EXTRAORDIN	ROME (I)	LIT	300,000,000		59.330	EDISON SPA	-	-		SUB
SORRENTINA SCARL (IN LIQUIDATION)	ROME (I)	EUR	46,480		25.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
TRIESTE TRE SRL (IN LIQUIDATION)	RAVENNA (I)	EUR	10,400		50.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLD	-	-		ASS
IWL CORPORATE LIMITED (IN LIQUIDATION)	SOUTHAMPTON (GB)	GBP	1		100.000	IWL SERVICES HOLDINGS (UK) LIMITED (IN LIQUIDATION	-	-		JV
IWL SERVICES HOLDINGS (UK) LIMITED (IN LIQUIDATION)	SOUTHAMPTON (GB)	GBP	2		100.000	INTERNATIONAL WATER HOLDINGS BV	-	-		JV

A**chment 7 - Investments of the Delmi Group

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)
(also pursuant to art. 126 of CONSOB Resolution 11971 of 05.14.1999)

Name	Registered office	urrency	Share capital	Consolidated portion of the Group % (a) 12/31/2006	% of capital held % (b)	Shareholder	Securities held with voting (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
D) Investments in other companies shown at fair value										
D.1) Trading										
ACEGAS-APS-S.P.A.	TRIESTE (I)	EUR	282,983,213		1.300	EDISON SPA	-	-	6.4	TP
ACSM SPA	COMO (I)	EUR	46,870,625		3.170	EDISON SPA	-	-	3.7	TP
AMSC - AMERICAN SUPERCONDUCTOR	N/A (USA)	USD	19,128,000		0.840	EDISON SPA	-	-	2.3	TP
D.2) Available for sale										
TERMINALE GNL ADRIATICO SRL	MILAN (I)	EUR	200,000,000		10.000	EDISON SPA	-	-	114.2	TP
GLOBAL POWER SPA	VERONA (I)	EUR	500,000		12.250	ENECO ENERGIA SPA	-	-	0.2	TP
RCS MEDIAGROUP SPA	MILAN (I)	EUR	762,019,050		0.990	EDISON SPA	1.030	1.030	31.2	TP
EMITTENTI TITOLI SPA	MILAN (I)	EUR	4,264,000		3.890	EDISON SPA	-	-	0.2	TP
EUROPEAN ENERGY EXCHANGE AG - EEX	LEIPZIG (D)	EUR	40,050,000		0.750	EDISON SPA	-	-	0.7	TP
ISTITUTO EUROPEO DI ONCOLOGIA SRL	MILAN (I)	EUR	79,071,770		4.370	EDISON SPA	-	-	3.5	TP
MB VENTURE CAPITAL FUND I PARTICIPATING COMP. E NV	AMSTERDAM (NL)	EUR	50,000		7.000	MONTEDISON FINANCE EUROPE NV	-	-	3.9	TP
SYREMONT SPA	MESSINA (I)	EUR	750,000		40.000	EDISON SPA	-	- (h)		ASS
Other minor investments									0.4	

NOTES

(a) The consolidated portion of the Delmi Group is calculated taking into account the portions of share capital held by the parent company or by subsidiaries consolidated on a line-by-line basis and by joint ventures consolidated proportionally.

(b) The portion held is given by the ratio between the nominal value of all securities representing share capital held directly and total share capital. In calculating this ratio, any treasury shares have to be deducted from the denominator (total share capital).

(c) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares). Percentages are given only if they differ from the percentage of capital held.

(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting. Percentages are given only if they differ from the percentage of capital held.

(e) SUB = subsidiary; JV = joint venture; ASS = associate; TP = third parties; NE = net equity; C = cost; FV = fair value

(f) The book value is only given for companies valued at net equity or at cost and held directly by the parent company or by other companies consolidated on a line-by-line or proportional basis, and only in the event that this value is equal to or higher than 1 million euro.

(g) Investment subject to attachment. The voting right is held by the Attachment Custodian. On 5/5/2006 the Milan Court accepted Montedison Srl plea against the attachment. The appeal against this sentence was notified on November 17, 2006.

(h) on January 30, 2007, Edison exercised its put option to sell this investment, but the counterparty has defaulted on the deal.

i) The percentage of shares with voting rights and the percentage of voting rights that can be exercised on Edison Spa have been calculated on the basis of its current share capital without taking into account the potential effect of Transalpina di Energia Srl exercising its Edison warrants.

(l) The consolidated portion of the Group has been calculated taking into account the potential effect of Transalpina di Energia Srl exercising its Edison warrants.

(m) The share capital takes into account the potential effect of Transalpina di Energia Srl exercising its Edison warrants.

Attachment 8 - List of companies included in the consolidated financial statements and of other investments of the Ecodeco Group (figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% group holding at 06/30/07	Portions held %	Shareholder	Securities held with voting rights %	Exercisable voting rights	Book value at 06/30/07	Valuation method
Scope of consolidation										
Ecodeco S.r.l.	Milan	Euro	7,469.0							Line-by-line consolidation
Ecolombardia 18 S.r.l.	Milan	Euro	1,940.0	91.39%	91.39%	Ecodeco				Line-by-line consolidation
Ecolombardia 4 S.p.a	Milan	Euro	17,727.0	68.56%	68.56%	Ecodeco				Line-by-line consolidation
Sicura S.r.l.	Milan	Euro	1,040.0	96.80%	96.80%	Fertilvita				Line-by-line consolidation
Fertilvita S.r.l. (**)	Milan	Euro	3,752.0	100%	100%	Ecodeco				Line-by-line consolidation
Sistema Ecodeco UK Ltd	Essex (UK)	Lst	250,002.0	100%	100%	Ecodeco				Line-by-line consolidation
Ecoenergia S.r.l.	Milan	Euro	1,550.0	100%	100%	Fertilvita				Line-by-line consolidation
Amica Biella S.r.l.	Cavaglia (BI)	Euro	75.0	100%	100%	ertilvita, Ecodeco, Cavaglià				Line-by-line consolidation
Cavaglià S.p.a.	Milan	Euro	307.0	100%	100%	Fertilvita				Line-by-line consolidation
Vespia S.r.l.	Turin	Euro	10.0	98.90%	98.90%	Cavaglià				Line-by-line consolidation
A.S.R.A.B. S.p.a.	Biella	Euro	2,582.0	69.00%	69.00%	Cavaglià				Line-by-line consolidation
Amica Villafalletto S.r.l.	Cavaglia (BI)	Euro	75.0	100%	100%	ertilvita, Ecodeco, Cavaglià				Line-by-line consolidation
CMT Ambiente S.r.l.	Milan	Euro	93.0	51%	51%	Cavaglià				Line-by-line consolidation
Nicosiambiente S.r.l.	Nicosia (EN)	Euro	50.0	98.90%	98.90%	Cavaglià, Ecodeco				Line-by-line consolidation
Ecoair S.r.l.	Milan	Euro	10.0	100%	100%	Ecodeco				Line-by-line consolidation
SED S.r.l.	Turin	Euro	1,250.0	50%	50%	Ecodeco				Proportional consolidation
Bergamo Pulita S.r.l.	Bergamo	Euro	10.0	50%	50%	Ecodeco				Proportional consolidation
Bellisolina S.r.l.	Montanaso (LO)	Euro	52.0	50%	50%	Fertilvita				Proportional consolidation
Biotecnica	Varese	Euro	10.0	50%	50%	Ecodeco				Proportional consolidation
Investments in associates										
Presidio Ambiente S.r.l. in liquidation	Bergamo	Euro	153.0		49.90%	Fertilvita			0	Fair value
Old River Ranch S.c.a.r.l.	Reggio Emilia	Euro	40.0		25.00%	Ecodeco			10	Fair value
Tecno Acque Cusio S.r.l.	Omegna	Euro	206.0		25.00%	Cavaglià			244	Equity method
Total investments in associates									**254**	
Investments in other companies										
Tirreno Ambiente S.p.a	zzarà S. Andrea (ME)	Euro	1,032.9		3%	Ecodeco, Cavaglià	-	-	2.5	Fair value
Consorzio Polieco	Rome	Euro	n.d.		0.000%	Ecodeco	-	-	2.5	Fair value
Consorzio Italiano Compostatori	Bologna	Euro	215.3		0.000%	Fertilvita	-	-	3.0	Fair value
Guglionesi Ambiente S.c.r.l.	Guglionesi (MC)	Euro	10.0		1%	Cavaglià	-	-	-	Fair value
Total investments in other companies									**8.0**	

(*) Share capitals are expressed in thousands of euro.

(**) Already considered 100% at June 30, 2007 under IFRS, which therefore applies to all of its subsidiaries as well.

The share capital of System Ecodeco UK is in sterling.

Attachment 9 - Schedule of relevant investments pursuant to article 126 of CONSOB resolution 11971 of May 14, 1999

Name	Registered office	% of voting capital held	How held	Company that holds the investment directly
Aem Service S.r.l.	Milan	100.00%	Owned	AEM S.p.A.
Aem Trading S.r.l.	Milan	100.00%	Owned	AEM S.p.A.
Aem Calore & Servizi S.p.A.	Milan	100.00%	Owned	AEM S.p.A.
Proaris S.r.l.	Milan	100.00%	Owned	AEM S.p.A.
AEM Elettricità S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
AEM Gas S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
AEM Energia S.p.A.	Milan	99.99%	Owned	AEM S.p.A.
Delmi S.p.A.	Milan	51.00%	Owned	AEM S.p.A.
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	50.00%	Owned	AEM S.p.A.
Transalpina di Energia S.r.l.	Milan	50.00%	Owned	Delmi S.p.A.
Malpensa Energia S.r.l.	Milan	49.00%	Owned	AEM S.p.A.
e-Utile S.p.A.	Milan	49.00%	Owned	AEM S.p.A.
Plurigas S.p.A.	Milan	40.00%	Owned	AEM S.p.A.
Zincar S.r.l.	Milan	27.00%	Owned	AEM S.p.A.
Metroweb S.p.A.	Milan	23.53%	Owned	AEM S.p.A.
Società Servizi Valdisotto S.p.A.	Valdisotto (SO)	32.52%	Owned	AEM S.p.A.
Alagaz S.p.A.	St Petersburg (Russia)	35.00%	Owned	AEM S.p.A.
Ecodeco S.r.l.	Milan	30.00%	Owned	AEM S.p.A.
A.G.A.M. S.p.A.	Monza (MI)	24.99%	Owned	AEM S.p.A.
Bluefare Ltd	London	20.00%	Owned	AEM S.p.A.
Utilia S.p.A.	Rimini	20.00%	Owned	AEM Service S.r.l.
Edipower S.p.A.	Milan	16.00%	Owned	AEM S.p.A.

Analysis of the main sectors of activity

RESULTS SECTOR BY SECTOR

In order to provide better disclosure on the business segments in which the AEM Group operates, which are represented according to the "chain" to which they belong.

Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

Gas and Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

Networks and organised markets

This includes electricity distribution, the sale of electricity to the captive market, and the gas storage and distribution activities.

Waste & Power

This includes the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.

Services

In addition to the previous areas of business, there is also the Corporate sector, which includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The following table summarises the results achieved in the first half of 2007 by the business segments identified in this way, with comparative figures for the corresponding period of the previous year.

NATIONAL ENERGY SCENARIO

Electricity

In the first half of 2007 demand of electricity in Italy amounts to 168.1 TWh, in line with the corresponding period of the previous year (+0.1%). Load coverage was guaranteed 85% by domestic production (87.7% in the first half 2006) with the remaining 15% being covered by imports (12.3% in the first half of 2006).

The trend in demand has shown negative rates of growth in each of the first three months of the year and positive in the subsequent three months.

The national power generation came 83.97% from thermoelectric sources, 12.81% from hydroelectric sources and 3.22% from geothermal and wind power sources.
With respect to the same period of the previous year, there were decreases in output from hydroelectric (-10.5%) and thermoelectric (-2.7%). On the other hand, there was a 2.4% rise in output from geothermal sources and a 24.1% increase in the wind power production .
Overall national output fell (-3.4%) compared with the first half of 2006, versus 22.5% growth in the foreign balance.

Gas

In the first half of 2007, natural gas consumption came to 42.6 billion, cubic metres 7.7% down on the same period of 2006.

The demand for natural gas showed a reverse trend compared with recent years because of the weather conditions, which were particularly mild in the first few months of the year.
In fact, demand declined by 10.8% in March, by 8.4% in February, by 17.1% in January, compared with the same three months of 2006. After a series of negative changes in the first four months of the year, monthly domestic consumption showed the first signs of recovery in May and June.

ELECTRICITY

The Electricity Division includes the production and sale of electricity on the free market and marketing activities in the wholesale electricity market.

In addition to the activities carried on in this sector by the AEM S.p.A. and by its subsidiaries AEM Trading S.r.l. and AEM Energia S.p.A., it also includes the AEM Group's portion of the activities carried on by Edipower S.p.A. and the Electricity sector of the TdE/Edison Group (Delmi Group).

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **Production Division of AEM S.p.A.** This is the division of the Parent Company that looks after the technical side of the thermoelectric and hydroelectric plants owned by AEM S.p.A. The dispatching of the energy produced by these power plants has been delegated to the subsidiary AEM Trading S.r.l. on the basis of specific contracts which govern their respective roles and responsibilities from an economic and legal point of view. Under these agreements, the Production Division of AEM S.p.A. took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

- **Electricity Division of AEM Trading S.r.l.** AEM Trading S.r.l. operates on the wholesale electricity markets. It is also involved in energy portfolio management. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A., for which it directly handles fuel procurement. It operates directly on the markets organised by Gestore del Mercato S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators, and purchases and sells on foreign markets. As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting AEM Energia S.p.A.'s electricity requirements.

- **Electricity Division of AEM Energia S.p.A.** This company sells electricity to eligible customers.

Companies consolidated on a proportional basis

- **Edipower S.p.A.** This company, which is consolidated 20% on a proportional basis directly by AEM S.p.A., owns thermoelectric and hydroelectric plants for electricity generation. Edipower S.p.A. has signed agreements with the operating partners for the dispatching of the electricity produced by its own plants. Under these contracts, the company exclusively looks after the technical side of the plants, guaranteeing production on the basis of dispatching plans agreed with the operating partners. For AEM, these agreements were signed by AEM Trading S.r.l.

- **Electricity Division of the TdE Group/Edison (Delmi Group).** The results of the TdE/Edison Group's Electricity Division have been proportionally consolidated at 50%. They include the electricity production and sale activities carried on by Edison S.p.A. and its subsidiaries, and the results of Edipower S.p.A., proportionally consolidated at 50% by Edison S.p.A.

Regulatory and tariff framework

PRODUCTION DIVISION

Emissions trading

In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves CO_2 emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric ton of CO2 to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The incorporation of Directives 2003/87/EC and 2004/101/EC (so-called "linking" directive) only took place with Decree 216 of April 4, 2006 after the EU Commission had penalised Italy for being overdue. In the meantime, the Government has issued Decree Law 273/04 containing urgent measures for application of the system, and two Ministerial Decrees for its implementation. Pursuant to these provisions, thermoelectric producers (as well as operators in other industrial sectors interested in the application of the directive) have been able to present a request for authorisation to emit greenhouse gases.

On February 23, 2006 the European Union officially approved Italy's National Plan for the assignment of CO_2 emission quotas for the period 2005-2007, so-called "Phase I". As a consequence, the Environment Ministry issued a decree on the "Assignment and release of CO_2 quotas for the period 2005-2007" by sector and by plant, which regulates the transfer, restitution and cancellation of the quotas.

On February 16 of the same year, the Ministry issued a decree on the "Recognition of the authorisations to issue greenhouse gases released under decrees 2179, 2215/04 and 13/05 in accordance with Decree Law 273 of November 12, 2004, converted into law 316° of December 30, 2004, publishing a list of the plants authorised to emit greenhouse gases.

In the first half of December 2006, the technicians of the Environment and Economic Development Ministries finalised the National Emissions Allocation Plan for the period 2008-2012, the so called Phase II, which was then sent to Brussels, as a warning had already been received that it was late. The Plan envisages a 6% annual reduction in the national emissions cap compared with the previous period. Italy is in fact proposing a cap of 209 $MtCO_2$ compared with the first period's cap of 223.11 $MtCO_2$. The reduction mainly affects energy activities (-30 $MtCO_2$/year compared with the first period). The Plan being examined by the Commission also provides for the allocation of 12 $MtCO_2$/year, for payment, a "virtual" quota of 19 $MtCO_2$/year reserved for new entries, and the chance to use the so-called "flexible mechanisms" up to a maximum of 25 $MtCO_2$/year.

On May 15, 2007, the European Commission accepted Italy's National Plan for Phase II, on condition that changes are made to it, including a reduction in the total quantity of emission quotas proposed. The authorised annual assignment of emission quotas amounts to 195.8 million tonnes of CO_2, 6.3% less than what Italy proposed, whereas the use of so-called "flexible mechanisms" (CERs-ERUs) will not be able to exceed 14.99% of the quantity assigned.

Lastly, under paragraphs 1110 to 1115 of the 2007 Budget Law, a revolving fund to finance the measures to implement the Kyoto Protocol was set up at Cassa Depositi e Prestiti S.p.A. Within three months of the law first being applied, it will be established how the funds are to be paid out.

Green certificates

Pursuant to art. 11 of Decree 79/99, as amended by art. 4 para. 1 of Decree 387/2003, all entities that produce or import energy into Italy have to inject into the network a certain percentage of energy from renewable sources calculated on the basis of the energy produced and imported during the previous year. This obligation can also be satisfied by March 31 of the following year by trading Green Certificates issued for energy produced by plants using renewable sources that have been certified IAFR by GSE.

GSE can also issue Green Certificates to itself (for the energy produced by CIP6 plants and sold on the market) to allow operators to meet their obligations.

Provisions concerning CIP 6 energy

After consultation, with resolution no. 249/06 the Authority updated the CEC (avoided fuel cost) component of the selling price of energy produced by plants that operate under the CIP 6/92 regime, as an advance for 2007. In particular, the Authority has said that the CEC ought to reflect market prices for natural gas in Italy as much as possible.
The final update of the CEC component for 2007 will be dealt with in a later provision.
With a series of sentences issued on May 9, 2007, the Lombardy TAR also accepted the appeals lodged by various companies against resolution no. 249/06, ordering its cancellation.

Incentives for photovoltaic systems

Implementing the provisions contained in the ministerial decrees of July 28, 2005, February 6, 2006 and February 19, 2007 on incentives for the production of electricity by means of photovoltaic conversion of solar power, with provisions 188/05 and 90/07 the Authority regulated how GSE is to pay the energy account incentives to owners of FV systems in proportion to the energy that they produce. With resolution no. 90/07 the Authority defined the rules which will allow the start-up of the new energy account that provides incentives for electricity produced by FV systems.

TRADING OF ELECTRICITY

Dispatching

The current conditions for the provision of the public electricity dispatching service and for the procurement of the related resources on a merit-order basis were laid down in resolution no. 168/03 and subsequent amendments.

These rules will be replaced by those contained in resolution no. 111/06 from May 1, 2007 (based on resolution no. 73/07), in order to permit the development of forward trading in electricity.

With measure 122/07 the Authority resolved to make available to Terna for dispatching some additional interruptible resources compared with those already assigned for 2007 with the previous measure. This was to help it meet the need in 2007 and subsequent years for 1000 MW of instantly interruptible resources, in addition to those already guaranteed by AEEG with resolution no. 289/06, given the critical state of the power system and the weather forecasts for the summer.

With resolution no. 130/07 the Authority approves Terna's proposal for technical, economic and procedural methods to conclude forward contracts for the procurement of dispatching resources pursuant to art. 60.60.6, of CONSOB resolution no. 111/06.

The proposal is approved providing Terna brings certain aspects of the methods defined into line with the criteria laid down for this purpose in paragraph 60.2 of measure 111/06.
In particular, AEEG mentions two objectives: minimising the costs and maximising the income deriving from the procurement of dispatching resources, and offering a transparent signal of the economic value of the resources needed for the power system, differentiating it on the basis of the different performances that each resource renders to the system.
Terna issued a tender for the presentation of bids for the forward procurement of resources for the electricity dispatching service; the tender expires in September.

In June the Authority issued a new consultation document for operators on the management of dispatching for units producing electricity from non-programmable renewable sources at times when the power system is in a critical state.

With resolution no. 314/06 (confirmed for the whole 2007 with resolution no. 73/07), the Authority continued its gradual approach to the method of calculating the effective balancing fees for non-relevant consumption units foreseen once the system is up to speed by article 32 of resolution no. 168/03, reducing for 2007 the threshold under which mismatches are valued at the market price of the day before (PUN) from 7% to 3%.

The functioning of the Power Exchange

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative. The active participation in the Power Exchange on the part of buyers was possible from January 1, 2005.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of Terna).

Provisions concerning imports

With resolution no. 288/06, in implementation of the decree issued by the Minister of Economic Development on December 15, 2006, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2007.
The measure adopted by the Authority for 2007 envisages that the assignment of transport capacity will be performed by joint procedures on the part of the network managers concerned for all frontiers between countries belonging to the European Union (with the exception of Switzerland and Slovenia).
The allocation mechanism chosen is that of explicit auctions that are held on an annual, monthly and daily basis; the portion of the auction proceeds that are paid to Terna goes to the complete benefit of the Italian end-customers (in terms of lower dispatching charges) in proportion to the amounts consumed, which is in line with the Regulations 1228/2003 of the European Parliament and Council.
The decree of December 15, 2006 confirms the provisions of the decree issued on December 23, 2005 by Ministry of Productive Activities for selling electricity imported by ENEL S.p.A. to Acquirente Unico S.p.A. under long-term contracts (66 euro/MWh), even if it foresees an update of the price based on the price index as per art. 5 of the MPA Decree of December 19 2003. Note, however, that

the capacity reserve has been maintained only for the long-term contract for imports from Switzerland (600 MW), whereas no reserve was granted for the contract with France.

On December 27 and 28, 2006 the Sole Buyer published the results of the import auctions for 2007.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC.

As regards the base load and peak load CCC allocations (hedging against the risk of volatility of the fee for allocation of transport capacity) for 2007, AEM Trading was assigned base load CCC on both an annual and a monthly basis for the North and Sicily zones, and peak load for the North zones.
AEM Trading S.r.l. also takes part in Terna's tenders for the assignment of CCCs on a monthly basis.

In November and December, the Sole Buyer held auctions for the stipulation of electricity trading contracts and of two-way base load differential contracts for 2007. AEM Trading was assigned 1 MW at the auction held on November.

Article 10.3 of EC Law 2006 – Law 13 of February 6, 2007, makes it possible to take out derivative contracts on hydroelectric power in cases where the counterparties are both market operators. This activity is therefore no longer restricted to financial intermediaries.

SALE OF ELECTRICITY

With a view to guaranteeing broader awareness of the range of sellers on the part of customers with lower negotiating leverage, the Authority created a list of sellers that serve or intend to serve low voltage end-customers on the free market. This was done with resolution no. 134/07, applicable from July 1, 2007.

Being on the list, which sellers can do voluntarily, certifies that they have the requisites, i.e. corporate status with a certain financial capacity and capital solidity.

Measures regarding the allocation of CIP 6 electricity to the market

As regards the allocation of CIP 6 electricity for 2007, with a decree on December 14, 2006 the Ministry of Productive Activities established an allocation price of 64 euro/MWh for the first quarter of 2007; this price was then updated during the year in accordance with the instructions issued by the Authority for Electricity and Gas depending on the quarterly changes in the price index as per art. 5 of the Ministry of Productive Activities' decree of December 19 2003.
With resolution no. 82/07 the Authority decided on how these adjustments were to be made, linking the selling price trend to the average PUN calculated on a quarterly basis, with reference to the last quarter of 2006 and the quarter of 2007 prior to the update period.
With a communiqué on December 15, 2006, GSE announced that the total quantity of electricity to be assigned for 2007 amounted to 5,400 MW, of which 35% is reserved for the Sole Buyer, while the rest is to be assigned to free market customers.

SIGNIFICANT EVENTS AFTER JUNE 30, 2007

Provisions concerning the completion of deregulation of the electricity market

Directive 2003/54/CE requires Member States to adopt suitable measures to leave domestic electricity market customers free to choose their own supplier from July 1, 2007.

Considering that the current state of the passage through parliament of the bill meant to introduce this directive did not permit Italy to adopt the delegated decree by July 1, on June 18, 2007 the Council of Ministers launched Decree Law 73 (converted into law 125 of August 23, 2007) in order to define urgent measures for the implementation of the EC instructions on the liberalisation of energy markets.

This urgency decree provided:

- for an obligation to create separate companies for the power distribution and sale activities within 180 days of the decree taking effect for those companies that at June 30, 2007 are still involved in both distribution and sales on an integrated basis;

- that residential customers, from July 1, 2007, would have the right to pull out of the pre-existing electricity supply contract as captive customers according to the methods laid down by the Authority (which in this connection issued resolution no. 144/07 on the rules for withdrawing from contracts for the supply of natural gas and electricity to end-customers).
  If there is no choice of seller on the free market, residential customers and low voltage companies with less than 50 employees and turnover of not more than 10 million euro are included in the system that provides higher protection.
  Provision of service for protected customers is guaranteed by the distribution company, also through special sales companies. Procurement for these customers continues to be done by the Sole Buyer.
  The Authority lays down reference prices for the provision of electricity to such customers based on the effective cost of the service. The Authority achieved this by passing resolution no. 159/07, which defines the economic conditions for supplying protected customers;

- that within 60 days of Decree Law 73/07 coming into effect, the Ministry for Economic Development would issue instructions and, on the Authority's proposal, adopt by decree measures to ensure the protection of unprotected end-customers, who on a transitional basis had lost their electricity supplier or who had not chosen a provider, by means of competitive procedures by territorial area and at conditions that provide incentives to switch gradually to the free market. Until this service was up and running, the continuity of supply to such customers is being assured by the distribution or sales company connected with those businesses, at non-discriminatory conditions and prices published in advance. With resolution no. 156/07 (*Integrated Text of the Instructions issued by the Authority for Electricity and Gas for the provision of electricity with greater protection for end-customers in accordance with Decree Law 73/07 of June 18, 2007 – known as the "TIV"*), the Authority established that up until September 30, 2007 those providing protection have the right to ask the Sole Buyer to continue providing the procurement function with reference to protected customers. In this case, the protected price applied by the Sole Buyer to the provider is determined in advance by the Authority. With resolution no. 159/07, the Authority defined this price for the next three-month period.
  In accordance with the TIV, by July 15 distributors defined and published the economic conditions applied to protected eligible customers.

Quantitative data

GWh	*06.30.07*	*06.30.06*	*Change*	*% 07/06*
SOURCES				
AEM				
Net production	**4,660**	**5,057**	**(397)**	*-7.9%*
. Thermoelectric	1,604	1,670	(66)	*-4.0%*
. Hydroelectric	740	775	(35)	*-4.5%*
. From Edipower plants	2,316	2,612	(296)	*-11.3%*
Purchases from others producers (1)	3,427	864	2,563	*296.6%*
Total sources of funds - AEM	8,087	5,921	2,166	*36.6%*
TdE/Edison				
Net production	**13,074**	**12,184**	**890**	*7.3%*
. Thermoelectric (2)	9,333	8,082	1,251	*15.5%*
. Hydroelectric	710	680	30	*4.4%*
. Wind power	130	124	6	*4.8%*
. From Edipower plants	2,901	3,298	(397)	*-12.0%*
Purchases and exchanges from others producers	2,469	3,042	(573)	*-18.8%*
Total sources of funds - Edison	15,543	15,226	317	*2.1%*
TOTAL SOURCES	**23,630**	**21,147**	**2,483**	***11.7%***
APPLICATIONS				
AEM				
Sales to eligible customers and wholesalers	4,798	2,701	2,097	*77.6%*
Sales on the Stock Exchange	3,203	3,169	34	*1.1%*
Export	86	51	35	*68.6%*
Total applications - AEM	8,087	5,921	2,166	*36.6%*
TdE/Edison				
Sales to eligible customers and wholesalers	7,720	9,427	(1,707)	*-18.1%*
Sales on the Stock Exchange	3,290	1,150	2,140	*186.1%*
CIP-6 dedicated production (2)	4,533	4,624	(91)	*-2.0%*
Export	0	25	(25)	*-100.0%*
Total applications - Edison	15,543	15,226	317	*2.1%*
TOTAL USES	**23,630**	**21,147**	**2,483**	***11.7%***

(1) Excludes purchases by the Sole Buyer for the captive market
(2) Excludes the contribution of Serene S.p.A.

In the first half of 2007, the Group's total electricity output came to 17,734 GWh, to which has to be added purchases of 5,896 GWh, for a total availability of 23,630 GWh.

The availability of electricity was allocated as follows: 12,518 GWh for sale to eligible end-customers, wholesalers and traders, 6,493 GWh for sale on the Power Exchange, 4,533 GWh for sale to GRTN relating to Edison CIP-6 production plant and 86 GWh for sales abroad.

AEM

Thermoelectric and hydroelectric power generation of AEM stations, amounting to 1,604 GWh and 740 GWh respectively, was in line with the same period last year (-4.13%). The production of Edipower's plants was lower then 11.3%. In fact, its oil-fired plants was maximised during 2006 to cope with the "gas emergency".

Purchases on the Exchange and from third parties came to 3,427 GWh, which was more than in the same period last year. Purchases on IPEX, amounting to 1,513 GWh (184 GWh in 2006), were the main source of supply, followed by imports for 881 GWh (108 GWh in 2006) and purchases, including withdrawals for negative balancing, from other national operators for 296 GWh (321 GWh in 2006). Lastly, purchases also include 737 GWh of power purchased on foreign markets for resale to those same markets (251 GWh in 2006).

Sales on the Power Exchange in the first six months of 2007 rose by 1.1% compared with the same period last year, and direct sales to eligible end-customers and wholesalers, including sales on foreign markets, went up by 77.6%.

TdE/Edison (Delmi Group)

Net Group output has gone up by 7.3%, compared with the same period last year. It has benefited principally from the increase in thermoelectric output (+15.5%), substantially attributable to the entry into service of the Torviscosa plant. The hydroelectric and wind power output show an increase of 4.4% and 4.8% respectively in the half-year
The output by the Edipower plants, on the other hand, fell by 12%, for the reasons mentioned above.
As part of the source optimisation strategy, these higher outputs made it possible to reduce purchases by 18.8%.

Sales of electricity during the period amounted to 15,543 GWh (15,226 GWh in the same period last year 2006). In particular, there was an increase in sales on non-regulated markets, against which there was a reduction in CIP6/92 sales.

Significant events

The main events during the first half of 2007 concerning the Electricity segment were as follows:

- In May 2007 Edison's Board of Directors approved an investment of around 250 million euro for the construction of a 400 MW combined-cycle thermoelectric plant at Thisvi, in the centre of Greece. This project, which has already obtained an installation licence from the Greek authorities, will be carried out in partnership (65% Edison) with Hellenic Energy & Development and Viohalco, both local energy development companies.

Income statement figures

Millions of euro	*06.30.07*	*06.30.06 Restated*	*Change*
Revenues from sales	2,325	2,215	110
Gross profit from operations	476	502	(26)
% of Revenues from sales	*20.5%*	*22.7%*	
Amortisation, depreciation and provisions	(197)	(196)	(1)
Net profit from operations	279	306	(27)
% of Revenues from sales	*12.0%*	*13.8%*	
Capital expenditure	78	126	(48)

In the first six months of 2007, considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Electricity sector came to 2,325 million euro, with a gross profit from operations of 476 million euro, which after depreciation, amortisation and provisions of 197 million euro, led to a profit from operations of 279 million euro.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	AEM		Edipower		TdE/Edison		Eliminations		ELECTRICITY	
	06.30.07	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*
Revenues from sales	660	544	109	152	1,659	1,669	(103)	(150)	2,325	2,215
Gross profit from operations	119	173	39	49	318	280			476	502
% of Revenues from sales	*18.0%*	*31.8%*	*35.8%*	*32.2%*	*19.2%*	*16.8%*			*20.5%*	*22.7%*
Amortisation, depreciation and provisions	(20)	(18)	(27)	(28)	(150)	(150)			(197)	(196)
Net profit from operations	99	155	12	21	168	130			279	306
% of Revenues from sales	*15.0%*	*28.5%*	*11.0%*	*13.8%*	*10.1%*	*7.8%*			*12.0%*	*13.8%*
Capital expenditure	10	21	10	18	58	87			78	126

AEM

Revenues from sales of electricity amounted to 660 million euro, up 21.3% on the same period last year. This trend is mainly due to the higher quantities of electricity sold compared with the first half of 2006 (+2,166 GWh).

The gross profit from operations amounted to 119 million euro, 173 million euro less than the same period last year.

The reduction in gross profit from operations with respect to the same period last year, is mainly due to the fact that there was no repeat of the revenues earned in the first months of 2006 because of the "gas emergency" which saw a significant contribution to revenues on the secondary markets of the Power Exchange for renewables. And in addition to the gas emergency, there were also non-recurring revenues from the sale of non-gaseous fuels during 2006 to Edipower for electricity generation under the "must run" regime. There was also less margin on the programmed markets of the Power Exchange because of the decline in hourly energy prices, following the contraction in national demand in the first few months of the year, and greater competition on the IPEX platform. This decline was partly offset by the positive impact of AEM selling higher quantities of electricity.
There were also lower revenues, compared with the previous quarter, from the sale of "emission trading" certificates, which in the 2006 half-yearly figures included the quotas relating to 2005.

Depreciation, amortisation and provisions amount to 20 million euro, in line with first half of 2006.

As a result of these changes, the profit from operations passed from 155 million euro in 2006 to 99 million euro in 2007.

Capital expenditure amounted to 10.4 million euro in the first half under review and concerned: for 7.5 million euro, the hydroelectric plants, and more specifically the completion of the Group 3 generator at the Grosio plant and of the Group 2 at the Premadio plant, the completion of the San Giacomo dam, and for 2.9 million euro the thermoelectric power plants (Group 5 and 6) at the Cassano d'Adda power station.

Edipower

The total volume of electricity produced by Edipower in the first half of 2007 amounted to 2,316 GWh, for a decrease of 11.3% compared with the first half of last year 2006.

in the first half of 2007, revenues declined by 28.3% compared with the same period of last year. In fact, production by oil-fired plants was maximised during the first half of 2006 to cope with the "gas emergency".

Gross profit from operations amounted to 39 million euro, 20.4% lower than the same period of 2006, mainly because of non-recurring items last year.

Net of depreciation, amortisation and provisions of 27 million euro charged during the period, profit from operations comes to 12 million euro (21 million euro booked in 2006).

Edipower's capital expenditure during the first half of 2007, of 10 million euro, relate to the continuation of the construction work on the new 800 MW combined cycle unit at the Turbigo (MI) thermoelectric plant and on-site work at the Mese Power Station in the province of Sondrio.

TdE/Edison (Delmi Group)

In the first half of 2007, revenues from sales came to 1,659 million euro, a decrease of 0.6% compared with the same period last year.

Gross profit from operations comes to 318 million euro, 38 million euro more than the 280 million euro booked in the first half of the previous year.

The improvement in profitability was principally due to an effective policy of optimising the portfolio of sources and applications on non-regulated markets: the higher volumes sold on these markets, helped by the increase in production following the full availability of the Torviscosa and Altomonte plants, more than compensated for the decline in profitability in the CIP6/92 segment.

The profit from operations, after depreciation, amortisation and provisions of 150 million euro, came to 168 amounting to million euro (130 million euro in the first half of 2006).

During the period, the share of capital expenditure pertaining to the AEM Group was 58 million euro (including the share pertaining to TdE/Edison of Edipower's capital expenditure, amounting to 12 million euro) and concerned, in the thermoelectric field, ongoing investment in the Simeri Crichi (CZ) plant and on repowering the Turbigo (MI) plant.

Gas and Heat

The Gas and Heat segment includes the various activities involved in the production and purchase of gas and its subsequent sale on the market or its utilisation in the Group thermoelectric power stations. It also includes the production and sale of heat in the form of district heating and heat management services.

In addition to the activities carried out in this sector by the subsidiaries of AEM S.p.A. (AEM Trading S.r.l., AEM Energia S.p.A., AEM Gas S.p.A. and AEM Calore & Servizi S.p.A.), it also includes, for the portion pertaining to the AEM Group, the activities carried on in the Hydrocarbons segment by TdE/Edison Group (Delmi Group) and Plurigas S.p.A.

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **Gas Division of AEM Trading S.r.l.** handles the purchases of gas that AEM Energia S.p.A. needs for resale. It also handles the purchases of fuel needed to cover the requirements of the thermoelectric plants of AEM S.p.A. and Edipower S.p.A., for which it looks after the dispatching of the electricity produced, the costs of which are recorded by the electricity chain.

- **Gas Division of AEM Energia S.p.A.** sells gas to end-customers.

- **Heat Division of AEM Gas S.p.A.** is the owner of the cogeneration plants at Tecnocity and Famagosta (districts of the city of Milan), heating plants and the district heating networks connected with these plants. The cogeneration plants are under contract to AEM Trading S.r.l. which has the right to use their production capacity in exchange for an annual fee. The district heating networks and heating plants are under contract to AEM Calore & Servizi S.p.A.

- **AEM Calore & Servizi S.p.A.** is involved in selling heat through the district heating networks owned by AEM Gas S.p.A. and in heat management services.

Companies consolidated on a proportional basis

- **The Hydrocarbons Division of the TdE/Edison Group (Delmi Group).** The results of the Hydrocarbons Division of the TdE/Edison Group (Delmi Group) have been proportionally consolidated at 50% and include the gas production, procurement and sale activities carried on by Edison S.p.A. and its subsidiaries. Compared with the figures for the Hydrocarbons Division shown in the consolidated financial statements of the TdE/Edison Group (Delmi Group), these figures exclude the distribution and storage activities carried on by Edison DG S.p.A. and Edison Stoccaggio S.p.A., respectively, which have been included in the Networks and Regulated Markets segment..

- **Plurigas S.p.A.**, which is proportionally consolidated at 40% by AEM S.p.A., operates in the wholesale natural gas market, stipulating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., AMGA S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

Regulatory and tariff framework

GAS TRADING

In order to boost trading on the national market for natural gas, Decree 7 of January 31, 2007 (converted into Law 240 of April 2, 2007) established that the authorisations for the import of gas issued by the Ministry for Economic were subject to an obligation to offer a portion of the imported gas, as defined by the Ministry, on the regulated capacity market (the virtual point of exchange).
This decree also lays down that concession holders for the development of national gas deposits have to sell the product of this development on the same regulated capacity market.
To this end, the Authority passed Regulation 56/07 to initiate a process that will define the methods of complying with the obligation to offer gas on the regulated capacity and gas market, also with a view to developing this market.

SALE OF GAS TO END-CUSTOMERS

Tariff regime

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority with resolution no. 138/03.
The rules laid down in resolution no. 138/03 are currently being reviewed; the Authority has in fact initiated a procedure, with resolution no. 297/06, for the development of measures to revise the instructions in article 8, which concern the ways of calculating the price of the variable portion of retail sales.

The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales. There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time. Resolution no. 206/06 provides for a gradual removal of this mechanism.

With resolution no. 31/06, the Authority considered that there were not the conditions for changing or revoking the regulatory protection mechanism relating to the price that gas sellers have to offer in accordance with resolution no. 207/02. With resolution no. 134/06, from October 1, 2006, the area of tariff protection was limited to residential customers with consumption of less than 200,000 cm/year.

Following the amendments made by resolution no. 248/04 to the methods of updating the raw material element as part of the economic conditions for the supply of gas, as well as the expected obligation to include a protection clause in wholesale contracts, the appeals filed by numerous operators to the Lombardy TAR were accepted, with the consequent annulment of resolution no. 248/04.
The Council of State announced its judgement on March 21, 2006 only with reference to the appeal filed by Hear Trading, accepting the Authority's appeal and rejecting the sentence passed by the Lombardy TAR that cancelled resolution no. 248/04.
As regards the other appeals, on the other hand, at the hearing on June 6 2006 the Council of State adjourned discussion about the merit of the appeal sentences as it felt it was first necessary to know the decisions of the Plenary Meeting on the questions relating to the admissibility of third-party interventions and oppositions in judgements relating to certain appeals.

A Plenary Meeting of the Council of State met on November13, 2006 and declared inadmissible, due to formal errors, the appeals by the Authority against the sentences passed by the Lombardy TAR cancelling resolution no. 248/04 on the request of Gas della Concordia and Anigas.
At the hearing on June 26, 2007, the Council of State therefore declared that all of the Authority's appeals against the sentences with which the TAR had annulled resolution no. 248/04 were to be thrown out of court..

In light of these events and taking note of the scenario that has come about on international markets, the Authority passed resolution no. 134/06 which revised the mechanisms for updating the elements to cover the purchase cost of gas laid down in resolution no. 248/04, starting on July 1, 2006. In particular:

- the threshold of the It index was reduced from 5% to 2.5%, making the update mechanism more sensitive to changes in the price of energy materials and to give a more accurate price signal to end-users;
- another level was added to the safeguard clause: changes in the Bt index over 60$/barrel will be reflected 95% in updated prices;
- an upward "step" was introduced in the value of the QE component to cover raw material costs;
- it was reiterated that wholesalers were obliged to renegotiate procurement contracts in accordance with the criteria updating resolution no. 248/04;
- from October 1, 2006, the protection provided by resolution no. 138/03 is restricted to residential customers with a consumption of less than 200,000 m3/year.

With resolutions 65/06, 134/06, 205/06 and 320/06, the Authority provide that those selling to end-customers had to make partial equalisations deriving from the application of the updating methods laid down in resolution no. 248/04 in place of resolution no. 195/02 for 2005 and the revision of the variable element relating to the wholesale trading as per article 3 of resolution no. 248/04 for the quarter October - December 2005.

To resolve the uncertainty caused by the dispute over application of resolution no. 248/04 the Authority, with resolution no. 79/07, redefined the economic conditions for the supply of gas for the period January 2005 - June 2006.
In particular:

- for 2005, updates of the economic conditions for the supply of gas laid down in resolution no. 195/02, in force prior to the issuance of resolution no. 248/04;
- for first half 2006, the quarterly update resolutions (nos. 298/05 and 63/06) have been confirmed, based on the criteria in resolution no. 248/04;
- from June 1, 2006, resolution no. 134/06 remains valid;
- there is an obligation to renegotiate natural gas wholesale purchase contracts stipulated after January 1, 2005 and outstanding during the period January 1, 2006 - June 30, 2006, in line with the values defined in the resolution. Sales operators that have complied with these obligations are recognised an amount equal to the corresponding volumes consumed by customers times 50% of the difference that comes from applying the values calculated according to resolution no. 195/02 rather than those laid down in resolution no. 79/07, for the period January 1, 2006 - June 30, 2007. With resolution no. 101/07, the deadline for renegotiation was set at June 4, 2007. Pursuant to the same resolution, AEM Energia certified to the Authority that it had complied with this obligation.

Regulation of the service

At the end of March 2007, the Authority issued a consultation document for the adoption of certain amendments to resolutions nos. 229/01 (*Adoption of directive concerning the contractual conditions of gas sales to end-customers through local networks of gas pipelines in accordance with art. 2.12.h) of Law 481* of November 14, 1995), 126/04 (*Approval of the commercial code of conduct for the sale of natural gas to end-customers*) and 168/04 (*Integrated Text of instructions issued by the Authority for Electricity and Gas in matters of service quality for the distribution, measurement and sale of gas*) in order to introduce, respectively:

- ✓ automatic indemnities against non-compliant conduct relating to the billing of consumption on the part of sellers, when there is a change of supplier;
- ✓ an extension of the time allowed to exercise the right to change specific clauses of the contract unilaterally so as to permit end-customers to exercise their right to choose another supplier, given the time currently allowed for switching;
- ✓ information tools to give end-customers a chance to choose a supplier with greater awareness of who the supplier is.

Quantitative data

(millions of m^3)	*06.30.07*	*06.30.06*	*Change*	*% 07/06*
SOURCES				
AEM (1)				
Acquisition *				
. From Plurigas	505	598	(93)	-15.6%
. From third parties	26	30	(4)	-13.3%
Total sources of funds - AEM	531	628	(97)	-15.4%
TdE/Edison				
Net production	**236**	**291**	**(55)**	**-18.9%**
. Italy	171	183	(12)	-6.6%
. Abroad	65	108	(43)	-39.8%
Acquisition *	3,169	3,308	(139)	-4.2%
Total sources of funds - Edison	3,405	3,599	(194)	-5.4%
TOTAL SOURCES	**3,936**	**4,227**	**(291)**	**-6.9%**

** net of losses*

APPLICATIONS				
AEM (1)				
Sales to end-customers	505	598	(93)	-15.6%
Wholesale	26	30	(4)	-13.3%
Total applications - AEM	531	628	(97)	-15.4%
TdE/Edison				
Sales to end-customers	1,166	1,601	(435)	-27.2%
Sales to thermoelectric plants	2,239	1,998	241	12.1%
Total applications - Edison	3,405	3,599	(194)	-5.4%
TOTAL USES	**3,936**	**4,227**	**(291)**	**-6.9%**

(1) AEM's portion does not include sales to the thermoelectric power stations as AEM Trading handles their gas procurement directly

In the first half of 2007 the total quantity of gas available for the AEM Group came to 3,936 million cubic metres, including 236 million cubic metres produced by Edison, both in Italy and abroad.

The available gas was allocated as follows: 1,697 million cubic metres for sales to end-customers and wholesale deliveries and 2,239 million cubic metres for sale to the TdE/Edison Group's thermoelectric power plants.

AEM

The total volumes sold by AEM S.p.A. and its subsidiaries in the first half of 2007 amounted to 531 million cubic metres, a decrease of 15.4% compared with the same period of the previous year. This trend is mainly attributable to the fact that the weather in the early part of the year was extremely mild, which heavily influenced the consumption of gas used for heating purposes. For the same reasons, heat volumes also fell, going from 280 thermal GWh in first half 2006 to 235 thermal GWh in the half-year under review.

The cogeneration plants owned by AEM Gas S.p.A. produced 31 GWh of electricity (50 GWh in first half of 2006).

TdE/Edison (Delmi Group)

Net gas production by AEM's share of the TdE/Edison Group came to 236 million cubic metres, a decrease of 18.9% compared with the first half of 2006. This trend was due partly to the reduction in national output because of the natural decline of the gas deposits, and partly to technical problems at the Rosetta gas fields in Egypt..

The procurement activity during the period registered a 24.7% decrease in gas imports compared with the first half of 2006, versus a 30.9% increase in national purchases, in line with a policy of optimising the portfolio of sources.

Total volumes sold, which amounted to 3,405 million cubic metres, show a reduction of 5.4% compared with first half 2006 because of the mild climate. In particular, sales for civil and industrial uses and to wholesale operators are down on first half 2006, whereas sales for thermoelectric uses are up because of the higher thermoelectric output by Edison's plants (+12.1%). Total sales to wholesalers amounted to 115 million cubic metres (83 million cubic metres in the first half of 2006).

Significant events

The main events during the period affecting the Gas and Heat Division included:

- continuation of works on the Canavese cogeneration plant in Milan, the first step in the "Unified project for the development of a heat pump for urban district heating". In particular, assembly of the first heat pump is currently nearing completion. The district heating service will commence from thermal season 2007-2008. The plant will be fully operative by the 2009-2010 thermal season with output of around 90 MWt.

- in January 2007, Edison announced that it had signed an Intergovernmental Agreement between Italy and Greece for the construction of the IGI Italy-Greece Natural Gas Pipeline between the two countries. The IGI gas pipeline, which is to be built by Edison and Depa, will be connected to the Turkish network, thus making it possible for Italy and other EU countries to import 8 billion cubic metres of natural gas per year from the Caspian Sea and the Middle East. On the basis of the

agreements between the two companies, 80% of the transport capacity will be reserved for Edison, while the other 20% will be for Depa;

- in February 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded 5 new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Sea of Norway. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators;

- in February 2007, Edison, through its subsidiary Edison International, and Petrobras, Brazil's national hydrocarbons company, signed an agreement under which Petrobras will work alongside Edison in the exploration of the Rufisque Offshore Profond block off the Senegal shore;

- in March 2007 Edison announced the inauguration in Qatar of the liquefaction plant for the natural gas that is to be regassified for Edison at the "Adriatic LNG" terminal, which will be installed in the Adriatic Sea off the shore of Porto Levante (RO) with a total capacity of 8 billion cubic metres per year Under these agreements, Qatar will supply Edison 6.4 billion cubic metres of gas per year for 25 years.

Income statement figures

Millions of euro	*06.30.07*	*06.30.06 Restated*	*Change*
Revenues from sales	1,306	1,430	(124)
Gross profit from operations	181	135	46
% of Revenues from sales	*13.9%*	*9.4%*	
Amortisation, depreciation and provisions	(43)	(56)	13
Net profit from operations	138	79	59
% of Revenues from sales	*10.6%*	*5.5%*	
Capital expenditure	41	34	7

In the first half of 2007, the revenues of the Gas and Heat segment, including AEM's portion of the TdE/Edison Group (Delmi Group), amounted to 1,306 million euro. Gross profit from operations came in at 181 million euro which, after depreciation and amortisation and provisions for 43 million euro, led to a profit from operations of 138 million euro.

The following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies:

Millions of euro	AEM		Plurigas		TdE/Edison		Eliminations		GAS AND HEAT	
	06.30.07	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*
Revenues from sales	275	318	179	204	987	1,047	(135)	(139)	1,306	1,430
Gross profit from operations	23	22	8	1	150	112			181	135
% of Revenues from sales	*8.4%*	*6.9%*	*4.5%*	*0.5%*	*15.2%*	*10.7%*			*13.9%*	*9.4%*
Amortisation, depreciation and provisions	(4)	(14)	0	(1)	(39)	(41)			(43)	(56)
Net profit from operations	19	8	8	0	111	71			138	79
% of Revenues from sales	*6.9%*	*2.5%*	*4.5%*	*0.0%*	*11.2%*	*6.8%*			*10.6%*	*5.5%*
Capital expenditure	13	10	0	0	28	24			41	34

AEM

In the first half of 2007, net revenues came to 275 million euro compared with 318 million euro in the first half of 2006. The reduction in revenues compared with the first half of 2006 is mainly due to the lower volumes of gas and heat sold because of the exceptionally mild weather during the first months of 2007.

The gross profit from operations amounted to 23 million euro, in line with the same period of last year: The lower profitability brought about by the contraction in gas and heat sales caused by the factors mentioned above and by the lower sales of electricity produced by the cogeneration plants was offset by releasing the 2005 portion (4.7 million euro) of the provision for risks set up specifically for balances due to end-customers as a result of applying resolutions 248/04 and 298/05 of the Authority for Electricity and Gas.
In fact, with resolution no. 79/07, the Authority redefined the economic conditions for the supply of gas for the period January 2005 - June 2006. In particular, for 2005, the Authority updated the economic conditions for the supply of gas laid down in resolution no. 195/02, in force prior to the issuance of resolution no. 248/04.

Depreciation, amortisation and provisions amount to 4 million euro, a good deal lower than the 14 million euro in the first half of the previous year. This reduction is attributable to the presence in the first half of 2006 of the charge to the specific risk provision in connection with resolution no. 248/04 (9.1 million euro).

As a result of these changes, the net profit from operations amounts to 19 million euro (8 million euro in the first half of 2006).

Capital expenditure in the period under review amounted to 13 million euro and mainly concerned further development of the district heating networks in Canavese, Santa Giulia, Sesto San Giovanni (MI) and in Figino, as well as the progress on the construction of the new cogeneration plant at Canavese and works on the Famagosta plant.

Plurigas

During the first half of 2007 sales by Plurigas S.p.A. came to a total of 1,672 million cubic metres of gas, a decrease of 13% compared with 1,926 million cubic metres in the same period of the previous year.

Even though revenues decreased by 12.3%, the gross operating results are up on the first half 2006. Compared with the previous period, this increase is principally attributable to the lack of recourse to the strategic storage as a result of there being a higher availability of stocked capacity and very mild weather in the early part of the year.

As a result, gross profit from operations and net profit from operations increased by 8 million euro compared with the same period last year.

TdE/Edison (Delmi Group)

Revenues from sales in the period under review amounted to 987 million euro, down 5.7% compared with the first six months of 2006. This reduction is mainly due to lower volumes sold, caused by the unfavourable weather conditions in the early part of the year.

Gross profit from operations, however, amounted to 150 million euro, around 38 million euro more than in the same period last year. The increase in profitability came thanks to a significant improvement in operating margins and the release of 28 million euro from the provision for resolution no. 248/04 (or 79/07), which in first half 2006, on the contrary, led to a charge of 25 million euro. This more than offset the negative effect of selling lower quantities of gas because of the mild weather and the lack of the margin earned in first-half 2006 caused by the one-off effect of Edison renegotiating certain gas contracts.

The profit from operations, after depreciation, amortisation and provisions of 39 million euro (41 million euro in the first half of 2006), came to 111 million euro, higher than in the same period of last year.

In the first half of 2007, capital expenditure come to 28 million euro and mainly concerned:

- the opening of new production wells on the Emma field in the Adriatic Sea;
- activities relating to the latest stages of development of the Rosetta concession in Egypt;
- production tests at the Reggane-6 well in Algeria;
- exploration activities in Algeria, Senegal and Côte d'Ivoire.

NETWORKS AND ORGANISED MARKETS

The Networks and Regulated Markets sector includes the distribution of electricity, its sale only to the captive market and the storage and distribution of natural gas.

In addition to the activities carried on in this sector by the subsidiaries of AEM S.p.A. (AEM Elettricità S.p.A. and AEM Gas S.p.A.) it also includes the AEM Group's portion of the activities involved in the distribution and storage of gas of the TdE/Edison Group (Delmi Group).

During 2006 the following companies were sold: Metroweb S.p.A., Serenissima Gas S.p.A., AEM Trasmissione S.p.A. and Edison Rete S.p.A. As a result, in application of current accounting standards (IFRS 5), the revenues and costs of these companies were shown in a separate line item called "Result of non-current assets due to be sold" in 2006. The following figures do not therefore include these companies' results.

The companies or activities represented by this segment involve:

AEM S.p.A. and its subsidiaries

- **AEM Elettricità S.p.A.** owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called "captive customer" and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities. The company, through the Public and Traffic lights division, runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas. AEM Elettricità S.p.A., Lastly, AEM Elettricità S.p.A. performs procurement and logistic activities, as well as excavation for all of the companies in the AEM Group.

- **Networks Division of AEM Gas S.p.A.** owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.

Companies consolidated on a proportional basis

- **Edison DG S.p.A.** distributes natural gas principally in north-east (Veneto) and central Italy (Lazio and Abruzzo), based on specific concessions or mandates from the individual municipalities.

- **Edison Stoccaggio S.p.A.** operates in the storage of natural gas, providing modulation services through the two storage concessions that it holds; its current potential, which is being increased, is equal to 340 million cubic metres of working gas.

The results of these two companies are proportionally consolidated at 50%.

Regulatory and tariff framework

NATURAL GAS DISTRIBUTION DIVISION

Assignment of the gas distribution service

As regards assignment of the distribution service, Law 239/04 (Reform of the Energy Sector) provided for a review of the transitional period, as determined by art. 15 of Decree 164/00, according to which the concessions outstanding at the time that Decree 164/00 became effective, for which no expiry was foreseen or, if foreseen, it was longer than the transitional period, these concessions continue until the end of transitional period.
In light of the regulatory uncertainties deriving from this amendment, the rules governing the transitional period for the gas distribution service concessions was revised once again. The legislator has in fact intervened to clarify the current rules once and for all by means of a norm contained in Decree Law 273/05, also known as the "*decreto milleproroghe*" (thousand extension decree) and provided that the transitional period mentioned in article 15.5 of Decree Law 164/00 will be extended to December 31, 2007 and that this deadline be automatically extended to December 31, 2009 if at least one of the conditions mentioned in article 15.7 of the same decree takes place. The local authority granting the concession can extend the transition period by another year for reasons of public interest as specified in para. 69 of law 239/04.

With resolution no. 60/07, the Authority launched a process for the drawing up of measures regarding technical and economic conditions for making connections to the gas distribution networks, so as to eliminate the inconsistencies that can currently be found in the different methods applied by distribution companies when determining the technical and economic conditions for new connections.

Tariff regime

The Authority passed resolution no. 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period (2004-2008) fixing the rate of return on capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.

The restriction on the revenues of each company has to be calculated on the basis of the parameters already approved by the Authority and applied by the companies in the first regulatory period. Moreover, as an alternative to the standard approach, individual firms can adopt their own method of determining the restriction (the application methods have been defined with resolution no. 171/05), so as to obtain suitable recognition of the distribution costs effectively incurred in the event that these are higher than the costs recognised under the standard approach.

The Lombardy TAR issued its sentence 531/05 partially accepting the companies' appeals against resolution no. 170/04, considering illegitimate:

a) the lack of recognition of the new investments made from 2003 onwards in the tariff restrictions of the second regulatory period;
b) the adoption of a constant rate of recovery of productivity included in the price-cap formula for the whole of the regulatory period.

Hence, with resolution no. 122/05, the Authority has partially modified resolution no. 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004.

As regards the rate of improvement in productivity, on the other hand, the Authority filed an appeal with the Council of State which rejected it, pointing out that envisaging a steady increase in

productivity over time was not in itself illegitimate, as long as it came in at a lower level than the one foreseen for the previous regulatory period.
In compliance with this decision, the Authority passed resolution no. 218/06 which identifies decreasing rates of improvement in productivity for the thermal years from 2005-2006 to 2007-2008, establishing lower rates of recovery in the second regulatory period than in the first period: the rate of improvement in productivity has therefore been set at 4.8%, 4.6% and 4.4% for the thermal years 2005-2006, 2006-2007 and 2007-2008 respectively.

The Authority approved the distribution tariff options presented by AEM Gas S.p.A. for the thermal years 2005-2006 and 2006-2007, pursuant to resolution no. 125/07.

With resolution no. 124/07, the Authority launched an enquiry into the application by companies operating in the transport, distribution and sale of natural gas:
- of the tariff adjustment coefficient M for the variable price components for gas distribution and the supply of gas to customers subject to the economic conditions laid down in resolution no. 138/03. This coefficient, which was established by the Authority with resolution no. 237/00, is applied to customers with volume meters that measure gas in low pressure without correctors;
- of the correction coefficient for volumes withdrawn from redelivery points with a corrector for medium pressure redelivery points and low pressure ones with a class meter not lower than G 40 without correctors. This coefficient is determined by the distribution company with a specific method in agreement with the users of the distribution service.
As part of this enquiry, the Authority asked AEM Gas and AEM Energia for some information.

POWER DISTRIBUTION AND SALES OF ELECTRICITY TO CAPTIVE CUSTOMERS

Tariff regime

The Authority issued resolution no. 5/04 issued a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The new tariff regime recognises a rate of return on capital employed of 6.8%. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

The Integrated Text attached to resolution no. 5/04 also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

Lastly, the Integrated Text introduced equalisation systems (for which the application methods were defined with resolution no. 115/05) for distributors relating to:
- purchase costs of electricity for captive customers;
- transmission service costs;
- revenues from the sale of electricity to residential customers;
- the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

With reference to the equalisation payments for 2005, AEM Elettricità paid the amounts due by it on February 28, 2007 and received the amounts due to it by the Electricity Equalisation Fund on March 31, 2007.

With resolution no. 95/07, the Authority:

- activated extraordinary procedures for the definitive determination of the balances due under the general equalisation mechanisms for the years 2004 and 2005. There is therefore provision for the Electricity Sector Equalisation Fund to calculate the amounts still due by or to operators and the liquidation of such amounts;
- adopted measures to penalise distributors in the event of further requests for adjustment of the figures already communicated for the purpose of determining the matters discussed in the previous point, as well as any requests for adjustment of the figures that will be communicated for the purpose of defining such balances for the years 2006 and 2007.

With resolution no. 203/06, the Authority updated the electricity distribution fees for 2007.
Moreover, it is foreseen that the CTR component (to cover the costs relating to the transport service on the national grid for distribution companies) and of the TRAS transmission fee will be applied in exactly the same way during the various hourly bands. As a result, from 2007 the transmission cost equalisation mechanism is no longer in force. In this regard, resolution no. 286/06 establishes the coverage of lower revenues earned by distributors as a result of the non-application of the TRAS component to the energy to be used internally for transmission and distribution purposes, given that this component is no longer equalised.

With resolution no. 275/06, the Authority provided for 2007:

a) to update the components to cover the costs relating to the purchase and sale of electricity for the captive market;
b) to update the fees paid for the service involving the measurement of electricity. In this regard, the Authority took into consideration the amount of the investment made by certain companies during the four-year period from 2002 to 2005 in excess of those already recognised, for the endowment of withdrawal points relating to users connected in low voltage with electronic meters and remote management systems. The remuneration of such investments will only be recognised to those companies that actually made them. In order to comply with the restriction of a single nation-wide tariff, this objective is being pursued by initiating a procedure for the definition of an equalisation mechanism of the remuneration granted to the low voltage measurement service;
c) to update for 2007 the D1, D2 and D3 tariffs destined to low voltage residential customers. The validity of the other domestic options approved for 2006 will be extended to June 30, 2007.

With resolution no. 312/06, the Authority approved the tariff options for 2007 proposed by AEM Elettricità.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution no. 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May 2005 the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution no. 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.
In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence. In particular, the Board considered it illegitimate that resolutions 5/04 and 96/04 do not take account of the price paid by the distributor to Enel for the network that was sold. With resolution no. 177/06, the Authority initiated proceedings to define how to implement the decisions of the Council of State and

suspended the preliminary activities relating to the specific company equalisation system until this process has been settled.

Measurement of electricity consumption

With resolution no. 292/06, following consultation with operators, the Authority defined the new obligations for distributors regarding the installation of electronic meters that permit remote management of low voltage withdrawal points.

The measure provides for meter installation to be completed by the end of 2011, following the four phases that lead to gradual coverage of all low voltage withdrawal points.

In consideration of these obligations, for the regulation period 2008-2011 the Authority will review the fee granted for the measurement service to ensure coverage of the costs incurred by those that have effectively made the investments for installing electronic meters and remote management systems at the premises of low voltage users.

Penalties will be applied if the objectives are not met. The amount of the penalties will be quantified at a later stage.

Lastly, the Authority envisages forms of incentives to use systems of remote management of the electronic meters for the registration of low voltage customers involved in power cuts, as foreseen by resolution no. 122/06.

Other measures

On March 12, 2007 the Authority issued a consultation document regarding the definition of rules governing relationships between the various players operating in the deregulated power market, with particular reference to:

- ✓ cases of withdrawal by the end-customer from the contract with the previous seller or switching;
- ✓ the availability of the data needed for the sellers in the various stages of their contractual relationships with end-customers;
- ✓ regulation of the economic aspects of the transport and dispatching services;
- ✓ the transfer of information.

In April, the Authority issued a consultation document on regulation of the quality of electricity distribution, measurement and sale services to be adopted for the third regulatory period (2008-2011). In particular, the Authority's proposals for distribution on medium and low voltage lines and on measurement lines foresee:

- reinforcement of the incentives to improve network reliability;
- an increase in the protection of end-customers who suffer a high number of blackouts;
- the promotion of investments to make networks more robust;
- initiatives for voltage quality.

With resolutions 88/07 and 89/07, the Authority adopted instructions for the procedures and economic conditions necessary for developing distributed generation, particularly by plants using renewable sources and co-generation plants, envisaging new rules for the measurement of the electricity produced and for the connection of plants to the distribution networks.

ENERGY SAVING

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005 - 2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings

objectives, in proportion to the energy distributed. Not less than 50% of the specific objective has to be achieved by means of a corresponding reduction in consumption of the energy source distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

"Energy efficiency certificates" (white certificates) will be assigned by GME as an attestation of the energy savings (measured in tonnes of oil equivalent, toe) achieved as a result of the projects carried out.
In order to achieve the objective, these certificates can also be purchased from third parties, in toto or in part, through bilateral negotiations or in a specific market.

With resolution no. 18/07 the Authority amended the estimates contained in the standardised evaluation schedules adopted with resolutions nos. 234/02 and 111/04, relating to the quantification of the energy savings achieved by:
- ✓ replacing incandescent lamps with compact fluorescent lamps with a built-in power supply;
- ✓ installing low-flow (EBF) shower heads in houses;
- ✓ installing aerated jet breaker filters in taps for homes,

eliminating the need for purchase coupons to establish a right to them.

Tariff grant

With resolution no. 219/04, the Authority decided on the standard tariff contribution (100 euro per toe saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the methods of applying for the contribution, which were explained in further detail in resolution no. 98/06. This resolution also defined the criteria and methods for the verification, by May 31 of each year, that those obliged have achieved their specific energy savings objectives in accordance with the ministerial decrees of July 2004.
In September 2006, the Authority announced that this amount would remain the same for 2007.

AEM Gas and AEM Elettricità have received grants from the Electricity Equalisation Fund of 298,100 euro and 282,700 euro respectively, pursuant to resolution no. 13/07.

Sanctions

In a communication sent on December 29, 2004, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract.
The sanctions will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract".

Energy savings objectives for the year 2007

With resolution no. 293/06 the Authority set the energy savings targets for 2007.
The specific target for AEM Gas S.p.A. came to 14,176 toe.
The specific objective for AEM Elettricità S.p.A. came to 11,083 toe.

Energy efficiency certificates earned

Thanks to the energy saving projects realised in the period 2001-2005, as well as in 2006 and 2007, and to bilateral purchases:

- ✓ AEM Gas S.p.A. has to date obtained recognition for around 9,400 certificates, which is sufficient to cover the 2005 and 2006 target and part of the 2007 target;
- ✓ AEM Elettricità S.p.A. has to date obtained recognition for around 13,000 certificates, which is more than sufficient to cover the 2005 and 2006 and part of the 2007 targets.

INSTRUCTIONS ON ACCOUNTING AND FUNCTIONAL UNBUNDLING

With resolution no. 11/07, the Authority issued an Integrated Text on administrative and accounting unbundling for companies operating in the electricity and gas sectors, modifying the current rules (established by resolutions nos. 310/01 and 311/01).

In particular, the resolution introduces obligations for vertically integrated groups to unbundle the management of key infrastructures for deregulation (including distribution and measurement) and the activities carried on in the free market. The purpose is to ensure neutrality in the management of these infrastructures and to avoid discrimination in the access to commercially sensitive information and cross-transfers of resources between segments of the chains.
To this end, the plan is to give these unbundled activities decision-making and organisational autonomy by having them administered by an "Independent Manager". Functional unbundling is obligatory from January 1, 2008, except for the separation between distribution and measurement (which will start in 2010 for the electricity sector and in 2012 for the gas sector).

The new rules on accounting unbundling, on the other hand, are expected to come into effect in the first financial period that commences after December 31, 2006, with the possibility of a one-year delay (requested by the AEM Group).

SIGNIFICANT EVENTS AFTER JUNE 30, 2007

Distribution tariffs for residential customers

Following consultation, the Authority with resolution no. 135/07 established the tariffs for the transmission, distribution and measurement of the electricity sold to residential customers, with effect from July 1, 2007, in order to guarantee their compatibility with the complete liberalisation of the sale service in the electricity sector, envisaging a clear distinction between the tariff components for providing transmission, distribution and measurement services and those for the sale of electricity.
With the same Resolution, the Authority:

- revised the mechanism for the equalisation of revenues from the supply of electricity to residential customers;
- eliminated the possibility of proposing further residential options after July 1, 2007.

This revision of the residential tariffs is transitory in nature, while awaiting the definition of a new system of social protection to replace the generalised protection currently provided by the D2 tariff.

Quantitative data

	06.30.07	06.30.06	Change	% 07/06
AEM				
Electricity distributed (GWh)	3,740	3,767	(27)	-0.7%
Electricity sold to captive customers (GWh)	1,951	2,227	(276)	-12.4%
Natural gas distributed (in millions of cubic metres)	583	738	(155)	-21.0%
TdE/Edison				
Natural gas distributed (in millions of cubic metres)	70	86	(16)	-18.6%

The electricity distributed by the Group through the networks located in the Municipalities of Milan and Rozzano, in the first half of 2007 amounted to 3,740 GWh, in line with the same period of the previous year (3,767 GWh). The amount of electricity sold to captive customers fell by 12.4%, coming in at 1,951 GWh.

During the first six months of 2007 the Group distributed 653 million cubic metres of gas to customers connected to its distribution network. These figures also include the 50% share relating to the distribution activities of Edison, equal to 70 million cubic metres. The gas distributed in the Milan area and in neighbouring municipalities amounted to 583 million cubic metres, with a decrease versus the same period of last year, due to lower consumption of gas for domestic heating caused by the mild temperatures in the first months of the year.

Income statement figures

Millions of euro	*06.30.07*	*06.30.06 Restated*	*Change*
Revenues from sales	348	389	(41)
Gross profit from operations	85	94	(9)
% of Revenues from sales	*24.4%*	*24.2%*	
Amortisation, depreciation and provisions	(39)	(37)	(2)
Net profit from operations	46	57	(11)
% of Revenues from sales	*13.2%*	*14.7%*	
Capital expenditure	57	32	25

In the first half of 2007, considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Networks and Regulated Markets sector came to 348 million euro, with a gross profit from operations of 85 million euro, which after depreciation, amortisation and provisions of 39 million euro led to a profit from operations of 46 million euro.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	AEM		TDE/EDISON		Eliminations		NETWORKS AND ORGANISED MARKETS	
	06.30.07	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*
Revenues from sales	336	376	12	13			348	389
Gross profit from operations	77	86	8	8			85	94
% of Revenues from sales	*22.9%*	*22.9%*	*66.7%*	*61.5%*			*24.4%*	*24.2%*
Amortisation, depreciation and Provisions	(36)	(35)	(3)	(2)			(39)	(37)
Net profit from operations	41	51	5	6			46	57
% of Revenues from sales	*12.2%*	*13.6%*	*41.7%*	*46.2%*			*13.2%*	*14.7%*
Capital expenditure	31	29	26	3			57	32

AEM

Turnover in the first six months of 2007 comes to 336 million euro (376 million euro in the corresponding period of 2006). The various divisions contributed as follows:

- distribution and sale of electricity to captive customers: 267.8 million euro, with a decrease compared with the first half 2006. This reduction is mainly attributable to the lower quantities of electricity sold to customers in the captive market as a result of the current liberalisation process, as well as to the drop in unit revenues on the sale of electricity following the tariff adjustments decided by the Authority for Electricity and Gas;

- distribution of gas: 54.6 million euro, a reduction compared with the first half 2006 due to lower quantity distributed during the mild winter;

- public illumination and traffic light services: 13.5 million euro, a decline compared with the first half of the previous year.

Gross profit from operations in the first half of 2007 amounted to 77 million euro, 10.5% lower than the same period last year.
The various areas of activity contributed to this figure as follows:

- distribution and sale of electricity only to captive customers of electricity: 46.6 million euro, in line with the first half 2006 (46.4 million euro);

- distribution of gas: 29.4 million euro, down on 38.5 million euro in the first half of 2006 due to lower sales of gas for the reasons mentioned above;

- public illumination and traffic light services: 1 million euro, in line with the first half 2006.

Depreciation, amortisation and provisions amount to 36 million euro (35 million euro in the first half of 2006).

As a result, the profit from operations came to 41 million euro, which is down on the same period of 2006.

Capital expenditure amounted to 31 million euro and mainly concerned:

- development and maintenance work on the plants in the electricity distribution division for 19.6 million euro, which relate to the connection of new users, expansion and refurbishment of the medium and low voltage network, maintenance work on the primary and secondary plants and the modernisation of internal plants; the remote management system is also being developed and the first electronic meters are being installed at users' premises;

- development and maintenance work in the gas distribution area for 11.1 million euro, which mainly concerned connecting new users, as well as replacing medium and low pressure underground tubes, risers and measuring devices.

TdE/Edison

In the first half of 2007, revenues came in at 12 million euro, with a gross profit from operations of 8 million euro.

The profit from operations, after depreciation, amortisation and provisions of 3 million euro, amounted to 5 million euro.

Capital expenditure during the first six months of the year amounted to 26 million euro and relate principally to:

- construction of the Cavarzere-Minerbio gas pipeline;
- upgrading the Collalto storage facility.

WASTE & POWER

The Waste & Power sector includes the activities carried on by the Ecodeco Group. The Ecodeco Group builds, runs and transfers to other territorial operators integrated systems for the disposal of waste by valorising material and energy. The Group's business can be split into three areas:

Industrial waste
The Group's handles industrial waste, looking after the treatment, disposal and recovery of such waste by means of innovative systems, such as:
- the thermal destruction of both harmful and unharmful special waste materials with energy recovery;
- inertisation of cinders and dross from combustion plants;
- the recovery of biological sludge in agriculture.

Urban waste
The activity in the field of urban waste is characterised by systems for the valorisation of the residual portion left after differentiated refuse collection.
Consumers do in fact produce a residual portion of urban waste that still has a high energy content. If the disposal system makes it possible to valorise the energy contained in the residual portion, the territory in which it is produced can be considered a "Secondary Energy Basin". The size of the Secondary Energy Basins is modest: if used for electricity generation, they can produce 2.5% of the power used in that territory. Ecodeco has developed an integrated system of plants to overcome the inefficiencies deriving from the low energy potential of these Basins: the *ITS – Intelligent Transfer Station* and two alternative sub-systems, *Waste&Power* and *NEW-Natural Energy from Waste*.

ITS is a plant with a low environmental impact, in which the water contained in the residual portion of the refuse is evaporated using the energy contained in the portion subject to putrefaction, with a weight loss of around 30%. This results in a dry, odourless intermediate material, called *Amabilis*, which has a high thermal value. The *Amabilis* obtained in this way can be used in the two sub-systems, *Waste&Power* and *NEW*.

The *Waste&Power* sub-system consists of free-standing or integrated thermoelectric plants that use the Amabilis produced in various Basins as secondary fuel for the production of electricity. Being a fuel that is easy to transport and store, Amabilis makes it possible to overcome the size limitation of the Basins by increasing the net production of electricity from the residual portion of the waste.

The *NEW* sub-system, on the other hand, separates Amabilis into two parts:
- a polymer-enriched portion that is used as a secondary fuel in cement plants;
- a methane-enriched portion that produces biogas that can be used to produce electricity.

Systems for territorial operators
In recent years, the Ecodeco Group has made considerable investments in the research and development of its innovative plants. As more and more of the Group's plants come into service, an interesting network of collaboration with territorial operators in Italy and abroad has been created, which has boosted that side of the business involved in the design and construction of plants for third parties. These systems today represent an area of significant business not only for the contracts currently being implemented in the United Kingdom and Spain, but above all for potential future developments.

Regulatory and tariff framework

To date in Italy, Decree 22 of February 5, 1997, the so-called "Ronchi Decree", represents the national framework law on waste.
This decree implemented EC directives 91/156/CEE on waste, 91/689/CEE on dangerous waste and 94/62/CE on packaging materials; it also revoked most of the pre-existing regulations, making profound changes to the law in this area.

Since April 29, 2006, the date when Decree 152 of April 3, 2006 "Rules on environmental matters" came into effect, Italy's waste regulations have been drastically transformed. The new legislation (also known as the Environment Consolidation Act), which implements Law 308 of December 15, 2004 "Mandate to the Government for the reform, coordination and integration of legislation regarding the environment ", has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree as regards the regulation of waste.

Of the outgoing regulatory framework for waste disposal, the technical rules contained in Decree 22/1997 still remain in force as part of a transitory system until the rules for implementing the Consolidation Act are issued.

The Ronchi Decree

The Ronchi Decree, and its various amendments, set out to ensure a high level of protection for the environment, while safeguarding the health of the population. Unlike the preceding legislation, the Ronchi Decree addressed not only the problems related to waste disposal, but also the question of waste management as a whole: waste collection, transport, recovery and disposal, as well as control over these operations and control over refuse dumps and disposal plants after they have been closed.

The following provisions are of particular importance to the Group's activity:

- classification of waste: waste is classified as urban or special according to its origin and as dangerous or non-dangerous according to its danger level;
- revision of the planning system: The general principle introduced by the decree establishes that it is up to the Authority to encourage a reduction in the final quantity of waste to be disposed of by promoting the reuse, recycling and recovery of material and energy. Waste disposal has to be carried out in conditions of safety and constitutes the residual phase of waste management;
- definition of the responsibilities of the State, Regions and Provinces: the State is responsible, among other things, for defining the general criteria for Integrated Waste Management and for laying down basic policy for the organisation and implementation of differentiated waste collection. Integrated Waste Management is based on the Optimal Territorial Ambits (OTA), which are defined as areas that are meant to achieve self-sufficiency in the disposal of urban waste. The Regions are responsible, among other things, for preparing and updating a Regional Waste Management Plan and for regulating the various activities that waste management involves. The Provinces are responsible for planning and organising waste disposal at a provincial level, the organisation of differentiated waste collection based on the OTAs, as well as for controlling the various urban waste management activities, especially differentiated collection, according to the objectives that have to be achieved by the OTA.
- new rules for plant construction and management: the opportunity to choose between two different procedures is meant to act as an incentive to recover waste: ordinary procedures and simplified procedures from a bureaucratic and administrative point of view. As regards the ordinary procedures, those that intend to build new waste disposal or recovery plants, including those for dangerous waste, have to apply to the Region, which evaluates and, if possible, approves the project. In any case, the simplified procedures have to guarantee a high level of environmental protection and are applied exclusively to certain types of operations and certain types of waste. In

particular, the thermal treatment activities to gain access to the simplified procedures have to comply with the following characteristics:

- they have to use fuels derived from urban or special waste materials identified by type;
- they have to respect emission limits that are no less restrictive that those established for waste incinerators;
- they have to ensure transformation of a minimum quota of the waste's calorific power into energy that can be used.

- the National Waste Observatory has to be set up to ensure implementation of the rules laid down by the Ronchi Decree, particularly the objectives of reducing the quantity and dangerousness of waste materials and the efficiency, effectiveness and economicity of waste management, packaging materials and packaging waste, as well as the protection of public health and the environment;
- Packaging and packaging waste management.

The Environment Consolidation Act

The new rules on waste management are contained in "Part Four" of Decree 152 of April 3 2006. The most important aspects compared with the Ronchi Decree are as follows:

- there is a limitation - not foreseen in the Ronchi Decree - on the field of application of the rules on waste up to completion of the recovery operations. Completion takes place when the substances, materials and objects obtained can be used in an industrial process or marketed as Secondary Raw Materials (SRM), fuel or products for sale. Also excluded from application of the rules on waste are materials, substances and objects that already have the characteristics of SRM, fuel or products, without requiring any transformation.
- setting up a National Authority to act as a watchdog over water resources and waste materials, which guarantees and supervises compliance with the principles and pursuit of the aims contained in part IV of the Decree, with particular reference to the transparency of the procedure for contracting out services. This Authority takes over all of the functions already assigned by the Ronchi Decree to the National Waste Observatory, which continues to operate on a transitional basis;
- reorganisation of the Optimal Territorial Ambit (OTA) for the management of urban waste and the constitution of an Ambit Authority with legal status in each OTA. It will have transferred to it the responsibilities currently held by local government agencies, the organisation and the contracting out of the integrated waste management service;
- administrative simplification by introducing a single authorisation for waste disposal and recovery plants. The Ronchi Decree, on the other hand, provided for two: one for the construction of the plant and another for running it. There are also facilitations for companies with ISO/EMAS certification, not only as regards financial guarantees, already foreseen in the Ronchi Decree, but also as regards approval renewals;
- a limitation on the possibility of assimilating special waste with urban waste for collection and disposal purposes. While the Ronchi Decree attributed responsibility for this kind of assimilation to the municipalities, governed by suitable regulations, the Environment Consolidation Act says that it is up to the State, limiting it to entities and firms with specific size characteristics.

Of the previous regulatory framework, the Consolidation Act leaves in force the technical rules established under the Ronchi Decree, which has now been repealed.

Eighteen decrees implementing the Consolidation Act were issued on May 2, 2006.

With a communication published in the Official Gazette no. 146 of June 26, 2006, the Environment Ministry announced that seventeen of these decrees had not been registered by the Court of Accounts, as they had not been sent to it in advance for the control foreseen by art. 3.1 of Law 20/1994, with the result that they did not have any legal effect.

On June 30, 2006 the Council of Ministers approved on first reading a legislative decree with amendments and integrations to the Consolidation Act, which provides for the rules on water and waste contained in the Act to be rewritten by November 30, 2006.

On July 3, 2006 the European Commission announced that it was reporting Italy to the European Court of Justice for the excessively restricted definition of "waste" given in the Consolidation Act, which excludes from the waste system HQ FFW (high quality fuel from waste), metal scrap and other types of waste used by the steel and metallurgy industry. Therefore, on October 12, 2006, the Council of Ministers approved at first reading a second legislative decree to amend the Consolidation Act, changing the definitions of waste, secondary raw material and by-product. This measure is now being examined by the competent Commissions of the Chamber of Deputies and the Senate, as well as by the State-Regions Conference.

Law 228 of July 12, 2006 which converted Decree 173/2003 (the so-called. "decreto milleproroghe" or thousand extension decree) postponed the introduction of the VIA rules envisaged by the Consolidation Act to January 31, 2007.

On August 31, 2006, the Council of Ministers gave its definitive approval to the first legislative decree amending the Consolidation Act. This decree lays down that the Consolidation Act is to be corrected by January 31, 2007 and that the Water Resources and Waste Supervisory Authority is to be suppressed.

On November 8, 2006, Decree 284 amended the Consolidation Act with special reference to the extension of the Basin Authorities, reconstitution of the Water Resources and Waste Supervisory Authority and of the National Waste Observatory.

Further amendments to the Consolidation Act were made by Law 296 of December 27, 2006, (the 2007 Budget Law):

- the Region has been delegated the task of achieving significant cost savings in the management of waste at Optimal Territorial Ambit (OTA) level, with reference to those OTAs that do not ensure differentiated collection of urban waste equal to the following minimum percentages:
  - at least 40% by December 31 2007;
  - at least 50% by December 31 2009;
  - at least 60% by December 31 2011;
- article 229.6 of Decree 152/2006, which allowed FFW (fuel from waste) and HQ FFW (high quality fuel from waste) to benefit from the incentives provided under article 17.1 of Decree 387 of December 29, 2003, has been revoked.
- the government funding and incentives for the promotion of renewable sources can only be granted for the production of electricity from renewable sources as defined in article 2 of EC Directive 2001/77/CE (wind, solar, geothermal, wave, sea current, rainfall, biomass, landfill gas, gas from purification processes and biogas). This directive defines biomass as the biodegradable part of products, waste and residues produced by agriculture (including vegetable and animal substances), forestry and related industries, and the biodegradable part of industrial and urban refuse.
- This is without prejudice to the funding and incentives granted under previous legislation to plants already authorised and effectively under construction, including the conventions adopted by resolution of the Interministerial Price Commission on April 12, 1992 (CIP 6) to support similar energy sources;
- the Minister for Economic Development has to redefine in a later decree the amount and duration of the support given to similar non-renewable energy sources used by plants already built and in operation, in compliance with the general principles of the Italian legal system, with a view to

reducing the charges borne by electricity prices and eliminate any economic advantages that are not specifically motivated and in line with the EC Directive;

- the right to receive green certificates for the electricity produced by using non-biodegradable components of waste has been eliminated by revoking the provisions of Decree 387/03, which permitted this form of incentive.

On March 29, 2007, during the Unified Conference, agreement was reached on a new wording of the Decree so as to incorporate certain amendments that emerged during the course of the debate and to have it approved soon after.

Based on what emerged during the Unified Conference, a draft decree entitled "Further amendments to Decree 152 of April 3, 2006 including environmental rules" was drawn up and submitted to the Chamber and Senate Environment Commissions. On June 27, 2007 a favourable opinion was expressed, together with conditions and recommendations concerning in particular:

- the aspects regarding the temporary depositing of waste, which in the Commission's opinion ought to be better coordinated with 1999/31/CE;
- the rules regarding excavated earth and rocks;
- the MUD (*Modello Unico di Dichiarazione ambientale*) of which is requested abrogation of the law that introduced it (Law 70 of January 25, 1989), proposing to entrust the annual processing of waste figures to the Waste Register in collaboration with the relevant sections of the Albo Gestori and APAT (*Agenzia per la Protezione dell'Ambiente e per i Servizi Tecnici*)

Other waste legislation

In implementation of EC Directive 1999/31/CE on waste landfill dumps, Decree 36 of January 13, 2003 was published with a view to identifying specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called *"post mortem"* period (which lasts 30 years) and a new classification of dumps: dumps for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits.

Law 296/2006 extended from December 31, 2006 to December 31, 2007 the deadline for being able to dump the types of waste listed in Decree 36/2003.

Quantitative data

During the first half of 2007 the Ecodeco Group disposed of 510 thousand tonnes of refuse and produced 89.4 GWh of electricity with its own plants.

Income statement figures

As explained in the chapter entitled "Consolidation policies and procedures", from January 1, 2006 to March 31, 2006, 30% of the Ecodeco Group's result was consolidated according to the equity method, whereas from April 1, 2006, the Ecodeco Group was fully consolidated (line by line) as the rights deriving from the call option held by AEM S.p.A. are considered "potential voting rights" in accordance with IAS 27.

The following are the figures for the first half of 2007:

Millions of euro	*06.30.07*
Revenues	80
Gross profit from operations	34
% of Revenues from sales	*42.5%*
Amortisation, depreciation and provisions	(17)
Net profit from operations	17
% of Revenues from sales	*21.3%*
Capital expenditure	3

During the period, the Waste & Power Division turned in revenues of 80 million euro, with a gross profit from operations of 34 million euro (42.5% of sales).

These revenues include, among other things, 55 million euro from the provision of services involving dump management and waste treatment and disposal, 19 million euro from the sale of electricity and 6 million euro under long-term contracts.

The profit from operations, after depreciation, amortisation and provisions of 17 million euro, came to 17 million euro.

Capital expenditure of 3.3 million euro mainly relates to revamping the waste treatment plant at Montanaso, carrying out work on property and building new lots for Group refuse dumps.

SERVICES

The Services Division includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

In addition to the activities carried on in this sector by AEM S.p.A. and by its subsidiaries AEM Service S.r.l. and Delmi S.p.A., the Services Division also includes the AEM Group's portion of the activities relating to the Corporate area of the Edison Group and Transalpina di Energia S.r.l., the parent company of Edison S.p.A.

In particular, the companies or activities included in this segment are:

AEM S.p.A. and its subsidiaries

- **The Corporate Division of AEM S.p.A.** is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group. It also provides the subsidiaries and some of its associated companies with administrative, financial, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually. AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l.** handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

- **Delmi S.p.A.** is a 51% subsidiary of AEM S.p.A., which holds 50% of Transalpina di Energia S.p.A., the parent company of Edison S.p.A. It acts solely as a holding company.

Companies consolidated on a proportional basis

- **Corporate Division of the TdE/Edison Group (Delmi Group).** The results of the TdE/Edison Group's Corporate Division have been proportionally consolidated at 50% and relate to the management supervision and control of the industrial and service activities of Transalpina di Energia S.r.l., held 50% by Delmi S.p.A. and 50% by WGRM Holding 4 S.p.A. (a company of the EDF Group), which in turn controls 63.33% of Edison S.p.A., and those of Edison S.p.A. itself.. It also includes the activities of the investment holding companies and property companies.

Income statement figures

Millions of euro	*06.30.07*	*06.30.06 Restated*	*Change*
Net revenues	64	61	3
Gross profit from operations	(23)	(31)	8
Amortisation, depreciation and provisions	(9)	(15)	6
Net profit from operations	(32)	(46)	14
Capital expenditure	5	6	(1)

Gross profit from operations of the Services sector is negative for 23 million euro, an improvement of 8 million euro compared with the first half of 2006.

The following table shows the contribution made to this division by AEM S.p.A., its subsidiaries and the companies consolidated on a proportional basis:

Millions of euro	AEM		TdE/Edison		Eliminations		SERVICES	
	06.30.07	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*	*06.30.07*	*06.30.06 Restated*
Revenues	52	50	12	11			64	61
Gross profit from operations	(3)	(14)	(20)	(17)			(23)	(31)
Amortisation, depreciation and provisions	(9)	(11)	0	(4)			(9)	(15)
Net profit from operations	(12)	(25)	(20)	(21)			(32)	(46)
Capital expenditure	5	4	0	2			5	6

AEM

The contribution to AEM's gross profit from operations has improved compared with the first half of 2006. This increase is mainly attributable to the presence in the first half of the previous year of a provision to the Premungas fund (5 million euro) and other provisions for employee benefits (4 million euro). The profit from operations is negative for 12 million euro (-25 million in the first half of 2006). Capital expenditure, 5 million euro, principally concerned work on IT systems and buildings.

TdE/Edison (Delmi Group)

In first half 2007 the Services Division of the TdE/Edison Group pertaining to the AEM Group showed a negative gross loss from operations of 20 million euro, slightly worse than in the previous period.

OTHER ACTIVITIES

These refer exclusively to the activity carried on by the Edison Group through the joint venture International Water Holding BV (IWH), a company that operates internationally in project development and management for water distribution and treatment. These activities contributed 3 million euro to the Group's profit from operations.

Human resources

With the exclusion of companies consolidated on a proportional basis, among which the Delmi Group and Ecodeco Group, although fully consolidated thanks to the potential voting rights, the total number of employees of the AEM Group at June 30, 2007 amounted to 2,543, a 5% decline on the same date of the previous year. The overall reduction of 150 people is the result of the ongoing process of rationalisation of human resources at all levels, in addition to the exclusion of Metroweb S.p.A., Serenissima Gas S.p.A., Serenissima Energia S.r.l. and AEM Trasmissione S.p.A. from the AEM Group..

As regards labour cost, in March 2007 the Gas-Water National Labour Contract was renewed, leading to a 2.8% increase in the cost of labour per head in the period under review, whereas the last tranche of the minimum wage increases under the Electricity National Labour Contract ran from January 2007, leading to a 1.2% increase in labour cost per head.

In the first half of 2007, the proportion of hours worked to working hours available stayed in line with the figure for the first half of 2006 at 83.3%

The following table shows the average number of employees of AEM S.p.A. and fully consolidated companies broken down by category and type of contract; therefore it does not include the average number of employees of Edipower S.p.A. and Plurigas S.p.A., proportionally consolidated, and of the Delmi Group and Ecodeco Group:

	06/30/2007	06/30/2006
Managers	40	43
Supervisors	126	126
White-collar workers	1,666	1,748
Blue-collar workers	711	776

Personnel breakdown by Group company

AEM S.p.A.	AEM Energia S.p.A.	AEM Elettricità S.p.A.	AEM Gas S.p.A.	AEM Service S.r.l.	AEM Trading S.r.l.	AEM C. & S. S.p.A.	Total
839	63	698	455	264	28	196	2,543

Research and the environment

Heat pump for district heating

AEM S.p.A. has continued a plan to develop a new chain of plants for the production of heat to be used in urban district heating networks. These plants are due to be built on five areas already owned by the Company (Canavese, Gonin, North Receiver Station, South Receiver Station and Bovisa). These areas are currently assigned for technological uses. The same scheme will also be proposed for the other district heating initiatives already in existence in the Milan area (Santa Giulia and Bovisa). The plan consists of building cogeneration plants and high efficiency heat pumps fed by water held in the water-bearing stratum[1], i.e. plants that produce electricity and heat with primary energy savings and a low environmental impact. The project foresees the installation of a cogeneration section consisting of 3 gas turbines of ≈ $5MW_{th}$ each (a total of 15 MW_{th}) and 5 MWe each (a total of 15 MWe) a section consisting of 2 heat pump of ~15 MW_{th} each (a total of 30 MW_{th}), an integration section consisting of 3 gas boilers of ~$15MW_{th}$ each (a total of 45 MW_{th}) an accumulation section made up of 3 storage tanks to hold hot water with a capacity of 80 MWh_{th} and total power of 20 MW_{th}.

The first site to be involved in the Unified Project is the Canavese Area, which will be able to provide district heating in the surrounding area from October 2007, is currently under construction 2007.

Of the various advantages that are expected from adopting this type of plant, especially the use of heat pump technology, points worth emphasising are:

- the energy saving that should be achieved by means of cogeneration and the use of heat pumps fed by water held in the water-bearing stratum;
- improvement in air quality, linked to use of heat pumps, by adopting a technology for the production of thermal energy with zero emissions into the local atmosphere;
- the chance to exercise control over the rising surface of the water-bearing stratum in the Milan area which in recent years has caused damage to public and private underground structures.

The second location for the installation of a 15 MW_{th} heat pump is Famagosta, where there is already a heat accumulation cogeneration plant. The new pump will be installed in 2007.

The building sites for another two plants will soon be opened (2008), namely those in Santa Giulia (a new district of Milan) and Bovisa.

[1] The parameter that defines the efficiency of a heat pump is called COP (*Coefficient of Performance*), which is the ratio between the thermal power produced and the electrical power needed to make the heat pump work. A COP of 3 is expected from the heat pumps used in the Unified Project (3 MW of thermal power generated for every MW of electrical power absorbed).

Renewables

After making hefty investments to upgrade and optimise its hydroelectric plants in Valtellina, AEM S.p.A. now intends to work on important projects in the Milan area to develop energy systems using renewable sources. In addition to the heat pump project mentioned earlier, which uses underground water as a source of renewable energy, in the first few months of 2007 AEM completed a system for the production of photovoltaic electricity, for the first time installing a 12 kW system on the terrace of our offices, "*La Casa dell'Energia*", in Milan's Piazza Po.

Other plants of a considerable size will be built at company locations, starting with its own thermoelectric plant at Cassano d'Adda, where around 500 kW are expected to be produced by photovoltaic panels.
A 300 kW mini hydroelectric power station also entered service in 2007, exploiting a waterfall on the Naviglio Pavese near the former Binda Papermill in Milan, at the point called "*Conca Fallata*". Other similar projects are currently being studied.

Powers of corporate bodies

The current Board of Directors of AEM S.p.A. was appointed by the Shareholders' Meeting held on April 29, 2005 and will remain in office up to the Shareholders' Meeting that approves the financial statements for the year ended December 31, 2007.

The Chairman and Managing Director of AEM S.p.A., Giuliano Zuccoli, has the right to represent the Company, with single signature power. He has been granted by the Board of Directors the power to implement the annual budget, as well as wide executive powers regarding the Company's operations.

The Director Alberto Sciumè was appointed Deputy Chairman, with the task of replacing the Chairman in the event of his temporary absence or impediment, in accordance with art. 17 of the articles of association.

The Board of Directors has also set up the following committees:

- a Compensation Committee consisting of the Directors Alberto Sciumè (coordinator), Mario Mauri and Antonio Taormina;
- an Internal Control Committee consisting of the Directors Alberto Sciumè (coordinator), Aldo Scarselli and Antonio Taormina;
- a Consultative Strategy Committee consisting of the Directors Giuliano Zuccoli – Chairman, Mario Mauri, Francesco Randazzo and Aldo Scarselli.

Financial statements of the parent company AEM S.p.A.

AEM S.p.A.				
BALANCE SHEET	**06/30/2007**	**%**	**12/31/2006**	**%**
(Amounts in euro)				
ASSETS				
Property, plant and equipment	883,021,770		891,808,644	
Intangible assets	17,276,030		19,650,925	
Investments	2,760,842,363		2,736,407,184	
Other non-current financial assets	425,626,618		381,789,274	
Deferred tax assets	71,086,922		69,990,964	
Other non-current receivables	246,701		240,030	
TOTAL NON-CURRENT ASSETS (A)	**4,158,100,404**	**93.29**	**4,099,887,022**	**94.10**
Inventories	647,819		715,667	
Current financial assets	47,377,245		93,111,584	
Current derivatives	34,929,209		27,168,008	
Taxes receivable	1,286,942		3,660,942	
Trade and other receivables	181,666,221		126,129,951	
Cash and cash equivalents	24,539,927		5,003,549	
Other current assets	8,430,497		779,979	
TOTAL CURRENT ASSETS (B)	**298,877,860**	**6.71**	**256,569,680**	**5.89**
NON-CURRENT ASSETS HELD FOR SALE			**500,000**	**0.01**
TOTAL ASSETS (A+B+C)	**4,456,978,264**	**100.00**	**4,356,956,702**	**100.00**
SHAREHOLDERS' EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY				
Share capital	936,024,648		936,024,648	
(Treasury shares)	-47,007,250		-25,072,459	
Legal reserve	102,394,470		93,559,331	
Other reserves	1,163,792,183		1,069,339,491	
Net profit for the period	109,728,482		176,702,774	
Total shareholders' equity (D)	**2,264,932,533**	**50.82**	**2,250,553,785**	**51.65**
LIABILITIES				
NON-CURRENT LIABILITIES				
Medium/long-term financial liabilities	1,102,938,385		1,333,407,614	
Deferred tax liabilities	86,597,623		69,528,978	
Employee benefits	102,872,130		106,428,768	
Provisions for risks	74,960,305		71,898,694	
Total non-current liabilities (E1)	**1,367,368,443**	**30.68**	**1,581,264,054**	**36.29**
CURRENT LIABILITIES				
Trade and other payables	232,361,080		240,676,674	
Tax liabilities	17,702,963		13,856,190	
Short-term financial liabilities	557,824,675		264,392,274	
Other liabilities	16,788,570		6,213,725	
Total current liabilities (E2)	**824,677,288**	**18.50**	**525,138,863**	**12.05**
Total liabilities (E)	**2,192,045,731**	**49.18**	**2,106,402,917**	**48.35**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE				
TOTAL LIABILITIES AND EQUITY (D+E+F)	**4,456,978,264**	**100.00**	**4,356,956,702**	**100.00**

AEM S.p.A.				
INCOME STATEMENT	01/01/2007		01/01/2006	
(Amounts in euro)	06/30/2007	%	06/30/2006	%
REVENUES				
REVENUES FROM SALES	2,958,012	1.84	2,457,704	1.57
REVENUES FROM SERVICES	68,218,838	42.43	64,491,281	41.22
OTHER OPERATING INCOME	89,584,619	55.73	89,492,391	57.21
TOTAL REVENUES	**160,761,469**	**100.00**	**156,441,376**	**100.00**
OPERATING COSTS				
RAW MATERIALS AND CONSUMABLES USED	5,119,441	3.18	2,999,403	1.92
SERVICES USED	47,240,713	29.39	46,097,070	29.47
OTHER OPERATING COSTS	14,309,585	8.90	12,327,540	7.88
TOTAL OPERATING COSTS	**66,669,739**	**41.47**	**61,424,013**	**39.26**
LABOUR COSTS	**26,033,747**	**16.19**	**34,186,283**	**21.85**
GROSS PROFIT FROM OPERATIONS	**68,057,983**	**42.33**	**60,831,080**	**38.88**
AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS	**27,686,884**	**17.22**	**28,069,705**	**17.94**
NET PROFIT FROM OPERATIONS	**40,371,099**	**25.11**	**32,761,375**	**20.94**
OTHER GAINS (LOSSES) ON DERIVATIVES	**9,187,097**	**5.71**	**26,893,966**	**17.19**
NON-RECURRING GAINS (LOSSES) ON DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	**479,673**	**0.30**	**337,290**	**0.22**
FINANCIAL CHARGES	**39,805,835**	**24.76**	**36,901,193**	**23.59**
INCOME (LOSSES) FROM FINANCIAL ASSETS	111,679,233	69.47	136,956,635	87.55
DIVIDEND INCOME	109,458,393	68.09	132,482,160	84.57
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS	358,925	0.22	88,055	0.06
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	1,858,707	1.16	4,407,999	2.82
EXCHANGE GAINS AND LOSSES	3,208	0.00	-21,579	-0.01
TOTAL FINANCIAL COSTS	**81,540,168**	**50.72**	**127,286,698**	**81.36**
GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	**-19,200**	**-0.01**	**582,517**	**0.37**
OTHER NON-OPERATING COSTS	**3,273,501**	**2.04**	**0**	**0.00**
PROFIT BEFORE TAX	**118,618,566**	**73.79**	**160,630,590**	**102.68**
INCOME TAX EXPENSE	8,890,084	**5.53**	**8,663,673**	**5.54**
NET PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	**109,728,482**	**68.26**	**151,966,917**	**97.14**
NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE	**0**	**0.00**	**-6,151,983**	**-3.93**
NET PROFIT (LOSS)	**109,728,482**	**68.26**	**145,814,934**	**93.21**

AEM S.p.A. CASH FLOW STATEMENT (Amounts in euro)	06/30/2007	06/30/2006
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**5,003,549**	**13,542,725**
Operating activities		
Net result for the period	109,728,482	145,814,934
Non-monetary flows		
Depreciation of property, plant and equipment	22,747,363	19,589,608
Amortisation of intangible assets	1,960,473	2,036,809
Writedowns (Writebacks) of investments		6,151,983
Change in provisions for employee benefit provisions	-3,556,638	10,107,691
Change in other risk provisions	3,061,611	5,676,758
Change in deferred tax liabilities	17,068,645	9,280,369
Change in working capital:		
Change in trade receivables and other short-term receivables	-10,512,487	3,113,297
Change in inventories of materials	67,848	-9,674
Change in trade payables and other short-term payables	14,247,325	-53,846,655
Change in liabilities to related parties	-8,141,301	191,680
Change in assets to related parties	-50,902,598	43,584,028
Future net cash flows from operating activities	**95,768,723**	**191,690,828**
Investing activities		
Capital expenditure in property, plant and equipment	-14,015,389	-22,778,819
Capital expenditure in intangible assets	414,422	-2,995,561
Disposal of property, plant and equipment	54,900	157,784
Investments	-68,834,652	-27,708,238
Sale of investments	399,322	14,030,615
Other changes in investments		17,921,154
Purchase and sale of treasury shares	-21,934,791	-2,316,135
Future net cash flows absorbed by investment activities	**-103,916,188**	**-23,689,200**
Free cash flow	***-8,147,465***	***168,001,628***
Financing activities		
Due to banks	105,802,372	-76,733,130
Financial receivables due from third parties	-	-
Financial receivables from related parties	45,896,816	41,283,571
Assets for financial derivatives	-7,761,201	-5,497,130
Net financial assets held for sale	-	-
Investments held for trading	-	-
Liabilities for financial derivatives	-	-1,157,203
Financial payables to related parties	-15,702,143	-2,698,100
Due to other providers of finance	-	-
Bonds	-11,995,000	232,361,080
Payables in current a/c to parent entity	-12,418,553	-20,568,318
Payment of liabilities for finance leases	-2,723,504	-2,586,211
Change in minority interests	-	-
Changes in shareholders' equity	51,228,284	27,741,188
Dividends paid	-124,643,228	-107,112,333
Future net cash flows absorbed by financing activities	**27,683,843**	**85,033,414**
CHANGE IN LIQUID FUNDS	**19,536,378**	**253,035,042**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**24,539,927**	**266,577,767**

AEM S.p.A.
Statement of changes in shareholders' equity

Description	Share capital	Treasury shares	Legal reserve	Other reserves	Net profit for the period/year	Total equity
Equity at 12.31.2005	**936,024,648**	**-22,756,324**	**85,152,316**	**904,420,393**	**159,975,138**	**2,062,816,170**
Allocation of net profit and distribution of dividends			8,407,015	44,455,790	-159,975,138	-107,112,333
Treasury shares		-2,316,135				-2,316,135
Adjustments deriving from the application of IAS 39				27,741,188		27,741,188
Net profit for the period					145,814,934	145,814,934
Equity at 06.30.2006	**936,024,648**	**-25,072,459**	**93,559,331**	**976,617,371**	**145,814,934**	**2,126,943,825**
Adjustments deriving from the application of IAS 39				92,722,120		92,722,120
Net profit for the period					30,887,840	30,887,840
Equity at 12.31.2006	**936,024,648**	**-25,072,459**	**93,559,331**	**1,069,339,491**	**176,702,774**	**2,250,553,785**
Allocation of net profit and distribution of dividends			8,835,139	43,224,407	-176,702,774	-124,643,228
Treasury shares		-21,934,791				-21,934,791
Adjustments deriving from the application of IAS 39				51,228,285		51,228,285
Net profit for the period					109,728,482	109,728,482
Equity at 06.30.2007	**936,024,648**	**-47,007,250**	**102,394,470**	**1,163,792,183**	**109,728,482**	**2,264,932,533**

Summary of results, assets and liabilities and financial position

AEM S.p.A.

The parent company AEM S.p.A. is responsible for business development, strategic planning, control, financial management and coordination of the activities of the Group. It also provides the direct subsidiaries with administrative, financial, legal, logistical, personnel management and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually between the parties. AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.
It is also the owner of the thermoelectric power station at Cassano d'Adda and of certain hydroelectric plants in Valtellina, handling their capital investments and technical operations.

Results

(in millions of euro)	01.01.2007 06.30.2007	% *of sales*	01.01.2006 06.30.2006	% *of sales*	changes	% *07/06*
Revenues						
Services	68.2	*42.4*	64.5	*41.2*	3.7	*5.7*
Rents to subsidiaries and associates	85.8	*53.4*	83.5	*53.4*	2.3	*2.8*
Sale of electricity	3.0	*1.9*	2.5	*1.6*	0.5	*20.0*
Other revenues	3.8	*2.4*	5.9	*3.8*	(2.1)	*(35.6)*
Total revenues	**160.8**	***100.0***	**156.4**	***100.0***	**4.4**	***2.8***
Operating costs	(66.7)	*(41.5)*	(61.4)	*(39.3)*	(5.3)	*8.6*
Labour costs	(26.0)	*(16.2)*	(34.2)	*(21.9)*	8.2	*(24.0)*
Gross profit from operations	**68.1**	***42.4***	**60.8**	***38.9***	**7.3**	***12.0***
Depreciation and amortisation	(24.7)	*(15.4)*	(21.6)	*(13.8)*	(3.1)	*14.4*
Provisions and writedowns	(3.0)	*(1.9)*	(6.4)	*(4.1)*	3.4	*(53.1)*
Net profit from operations	**40.4**	***25.1***	**32.8**	***21.0***	**7.6**	***23.2***
Income net of financial costs	81.5	*50.7*	127.2	*81.3*	(45.7)	*(35.9)*
Gains on disposals	-	-	0.6	*0.4*	(0.6)	*n.s.*
Other non-operating costs	(3.3)	*(2.1)*	-	-	(3.3)	*n.s.*
Income/loss before taxes	**118.6**	***73.8***	**160.6**	***102.7***	**(42.0)**	***(26.2)***
Taxes for the period	(8.9)	*(5.5)*	(8.7)	*(5.6)*	(0.2)	*2.3*
Net profit of operating activities, net of taxes	**109.7**	***68.2***	**151.9**	***97.1***	**(42.2)**	***(27.8)***
Result from non-current assets sold or held for sale	-	-	**(6.1)**	***(3.9)***	**6.1**	***(100.0)***
Net profit for the period	**109.7**	***68.2***	**145.8**	***93.2***	**(36.1)**	***(24.8)***

During the period under review, AEM S.p.A. shows revenues totalling 160.8 million euro, an increase of 2.8% compared with the same period last year.

The 3.7 million euro increase in revenues from services is mainly attributable to the increase in revenues from the sale of green certificates to the subsidiary AEM Trading S.r.l. and to the services performed for other Group companies, in particular for AEM Gas in connection with the construction work on the Canavese cogeneration plant.

Revenues for rents to subsidiaries and associates also increased by 2.8% due to the changes in tolling agreements with subsidiaries.
Under the contracts between AEM S.p.A. and AEM Trading S.r.l., the parent company looks after the technical side of running the thermoelectric and hydroelectric plants, while dispatching has been delegated to trading company.

On the contrary, other revenues decline by 2.1 million euro compared with the same period of last year mainly attributable to the booking in 2006, of the revenues from the sale of "emission trading" certificates belonging to 2005.

The following table summarises the production figures at June 30, 2007 compared with the first half of the previous year:

(million kWh)	06.30.2007	06.30.2006	change	% change 07/06
Net production	**2,343.5**	**2,445.6**	**(102.1)**	**(4.2)**
- Thermoelectric	1,603.6	1,670.5	(66.9)	(4.0)
- Hydroelectric	739.9	775.1	(35.2)	(4.5)

The total net output of electricity at June 30, 2007 amounted to 2,343.5 million kWh, a fall of 4.2% compared with the first half of the previous year.

Operating costs amount to 66.7 million euro, an increase of 8.6% compared with 61.4 million euro in the first half 2006. This increase is substantially due to the higher maintenance costs for the thermoelectric plant at Cassano d'Adda and the higher expenses for the services rendered for other Group companies.

Labour costs amount to 26 million euro (34.2 million euro at June 30 2006), down 8.2 million euro compared with the first half of 2006. This is attributable to the allowances made during the period to adjust the provisions for future benefits to employees and pensioners.

Gross profit from operations came to 68.1 million euro, an increase of 12.0% compared with same period of last year (60.8 million euro).

Depreciation and amortisation of 24.7 million euro have increased by 3.1 million euro, mainly due to the investments on the Valtellina plants, which became operative in the second half of 2006 and the first half of 2007.

Provisions for risks and charges amount to 3.0 million euro (6.4 million euro at June 30 2006). The decrease in provisions is mainly due to the lower amounts set aside for disputes.

The profit from operations amounts to 40.4 million euro (32.8 million euro at June 30 2006).

Financial costs show a positive balance of 81.5 million euro (127.2 million euro in 2006). The decrease of 45.7 million euro compared with the corresponding period of the previous year is principally due to the 22.8 million euro reduction in dividends received from subsidiaries and associates, a net decrease of 17.7 million euro in the valuation at fair value of the financial derivatives that entailed a 13.9 million euro reduction in income and a corresponding increase in charges of 3.8 million euro, a 2.6 million euro reduction in interest income on current accounts with subsidiaries and a 2.9 million euro increase in financial charges on amounts due to banks and other payables following the booking of the tax rebates for the years from 1996 to 1999 (see the paragraph on "EC infringement procedure" in Other Information).

Profit before tax amounts to 118.6 million euro (160.6 million euro at June 30 2006).

Income taxes for the period, including deferred taxes, amount to 8.9 million euro (8.7 million euro at June 30, 2006), leading to a net profit of operating activities of 109.7 million euro (151.9 million euro at June 30 2006).

In the half-year under review, no assets were sold, so this caption of the income statement does not show any amount, whereas in the first half of last year this item showed a negative balance of 6.1 million euro.

The net profit for the period amounts to 109.7 million euro (145.8 million euro at June 30, 2006).

Assets and liabilities and financial position

(in millions of euro)	06.30.2007	12.31.2006	changes	% 07/06
CAPITAL EMPLOYED				
Net fixed capital employed	**3,892.7**	**3,850.9**	**41.8**	**1.1**
- Property, plant and equipment	883.0	891.8	(8.8)	(1.0)
- Intangible assets	17.3	19.7	(2.4)	(12.2)
- Investments and other non-current financial assets	3,256.8	3,187.2	69.6	2.2
- Deferred tax liabilities	(86.6)	(69.5)	(17.1)	24.6
- Provisions for risks	(74.9)	(71.9)	(3.0)	4.2
- Employee benefits	(102.9)	(106.4)	3.5	(3.3)
Working capital	**(74.8)**	**(129.5)**	**54.7**	**(42.2)**
- Inventories	0.6	0.7	(0.1)	(14.3)
- Short-term receivables	183.0	129.7	53.3	41.1
- Other current assets	8.4	0.8	7.6	950.0
- Trade payables	(60.0)	(63.3)	3.3	(5.2)
- Other payables	(190.0)	(191.2)	1.2	(0.6)
- Other current liabilities	(16.8)	(6.2)	(10.6)	171.0
Assets/liabilities held for sale	**0.0**	**0.5**	**(0.5)**	**n.s.**
TOTAL CAPITAL EMPLOYED	**3,817.9**	**3,721.9**	**96.0**	**2.6**
SOURCES OF FUNDING				
Shareholders' equity	**2,264.9**	**2,250.5**	**14.4**	**0.6**
Total financial position beyond one year	1,102.0	1,332.3	(230.3)	(17.3)
Total financial position within one year	451.0	139.1	311.9	224.2
Total net financial position	**1,553.0**	**1,471.4**	**81.6**	**5.5**
TOTAL SOURCES	**3,817.9**	**3,721.9**	**96.0**	**2.6**

The net capital employed at June 30, 2007 comes to 3,817.9 million euro (3,817.9 million euro at December 31, 2006) with an increase of 96.0 million euro compared with the previous year. This increase is attributable to the rise in fixed capital (+41.8 million euro) and to that of working capital (+54.7 million euro) mainly due to increases in investments, non-current financial assets and short-term receivables.

Among the sources, shareholders' equity, 2,264.9 million euro, shows an increase of 14.4 million euro compared with December 31, 2006, as a result of the following:

- the difference between the net profit for the period, 109.7 million euro, and the dividends distributed during the year by AEM S.p.A., amounting to 124.6 million euro;
- an increase in reserves mainly due to the valuation of financial assets "available for sale" for 51.2 million euro;
- the purchase of treasury shares for 21.9 million euro, which had the effect of reducing shareholders' equity.

Net debt increases by 81.6 million euro compared with December 31 2006.

The financial resources generated by the net profit for the period plus depreciation and amortisation came to 134.4 million euro. The change in assets and liabilities generated additional cash flow of 38.7 million euro thanks to the improvement in working capital.

The cash flow absorbed by investing activities amounted to 103.9 million euro, mainly because of investments in property, plant and equipment, the purchase of treasury shares, the purchase of the interest in AGAM Monza and for the valuation at fair value of the investment in Atel.

The changes in shareholders' equity caused by the increase in reserves mainly because of the fair value measurement of financial assets "available for sale", net of dividends distributed, amounted to 73.4 million euro.

As a result of these movements, the net financial position comes to 1,553.0 million euro (1,471.4 million euro at December 31, 2006).

At June 30, 2007 the gross debt to banks, bondholders, parent entity and third parties amounts to 1,549.5 million euro, whereas the debt owed to affiliates amounts to 111.2 million euro. Financial receivables from affiliates amount to 48.2 million euro. Net liquidity and current assets for financial derivatives amount in total to 59.5 million euro.

(milioni di euro)	30.06.2007	30.06.2006
POSIZIONE FINANZIARIA NETTA ALL'INIZIO DEL PERIODO	**(1.471,4)**	**(1.719,7)**
Utile netto del periodo	109,7	145,8
Ammortamenti	24,7	21,6
Variazioni delle attività e delle passività	(38,7)	24,3
Cash flow generati dalla gestione corrente	**95,7**	**191,7**
Investimenti netti in immobilizzazioni materiali, immateriali e finanziarie	**(103,9)**	**(23,7)**
Variazioni di patrimonio netto	51,2	27,7
Utile distribuito	(124,6)	(107,1)
Cash flow assorbiti da variazioni di patrimonio netto	**(73,4)**	**(79,4)**
POSIZIONE FINANZIARIA NETTA ALLA FINE DEL PERIODO	**(1.553,0)**	**(1.631,1)**

Details of the net financial position are given below:

(in millions of euro)	06/30/2007	12/31/2006
Details of net financial position		
Bonds - non-current portion	495.7	507.6
Bank loans - non-current portion	585.5	801.1
Finance leases - non-current portion	21.8	24.7
Financial assets - non-current portion	-1.0	-1.1
Bank loans - current portion	428.9	107.4
Finance leases - current portion	5.6	5.5
Financial liabilities - parent entity	12.1	24.5
Current account payables to affiliates	111.2	126.9
Current account receivables from affiliates	-47.4	-93.1
Current financial assets	-34.9	-27.1
Cash and cash equivalents	-24.5	-5.0
Total net financial position	**1,553.0**	**1,471.4**

30.20

Statement of the Manager in charge of preparing accounting documents pursuant art. 154 bis, 2 of D.Lgs. 58/1998

The Manager in charge of preparing the Company's accounting documents, Paolo Rundeddu, declares pursuant to art. 154 bis, 2 of the Finance Consolidation Act that the information disclosed in this consolidated half-yearly report agrees with the supporting documentation, books of account and accounting entries.

Indipendent auditors' report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE LIMITED REVIEW OF INTERIM FINANCIAL REPORTING FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2007 PREPARED IN ACCORDANCE WITH ARTICLE 81 OF CONSOB REGULATION APPROVED BY RESOLUTION 11971 OF 14 MAY 1999 AND SUBSEQUENT AMENDMENTS AND SUPPLEMENTS

To the Shareholders of
AEM SpA

1 We have performed a limited review of the consolidated condensed interim financial statements consisting of balance sheet, income statement, cash flow statement and statement of changes in shareholders' equity (hereinafter "consolidated accounting statements") and related explanatory and supplementary notes of AEM SpA (holding company) and its subsidiaries (AEM Group) included in the interim financial reporting of AEM SpA for the period ended 30 June 2007. The interim financial reporting is the responsibility of AEM SpA's directors. Our responsibility is to issue this report based on our limited review. We have also checked the part of the notes related to the information on operations for the sole purpose of verifying their consistency with the remaining part of the interim financial reporting.

2 Our work was conducted in accordance with the criteria for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution No. 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the amounts contained in the interim financial statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual separate and consolidated financial statements, we do not express a professional audit opinion on the interim financial reporting.

3 For comparative purposes, the consolidated condensed interim financial statements for the period ended 30 June 2007 present the corresponding amounts of the prior year's consolidated financial statements and of the prior year's interim financial reporting. As illustrated in the explanatory and

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25123 Via B.P.Wuhrer 23 Tel. 0303697501 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

PRICEWATERHOUSECOOPERS

supplementary notes, the directors restated the comparative amounts of the consolidated financial statements and interim financial reporting of the prior year, which were audited and reviewed by other auditors who issued their reports on 10 April 2007 and 2 October 2006, respectively. With reference to the above mentioned restatement, we examined the method applied to re-determine the corresponding amounts of the prior year's consolidated financial statements and interim reporting together with the related disclosures in the explanatory and supplementary notes in order to issue our review report on the interim financial reporting for the period ended 30 June 2007.

4 Based on our review, no significant changes or adjustments came to our attention that should be made to the consolidated accounting statements and related explanatory and supplementary notes of AEM Group, identified in paragraph 1 of this report, in order to make them consistent with the international accounting standard IAS 34 and the criteria for the preparation of interim financial reporting established by Article 81 of the CONSOB regulation approved by Resolution No. 11971 of 14 May 1999 and subsequent amendments and supplements.

Milan, 18 September 2007

PricewaterhouseCoopers SpA

Signed by Marco Sala
(Partner)

This report has been translated into the English language solely for the convenience of international readers

END